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04012116

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agricore United

*CURRENT ADDRESS

PROCESSED

JAN 21 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34725 FISCAL YEAR 10-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 1/15/04

SEC File No. 82-34725

2003 ANNUAL REPORT

10-31-03

customer focussed



Agricore United™

Business Segment Operating Highlights

For the twelve months ended October 31 (unaudited)

	2003	2002	Pro forma 2001	Pro forma 2000
Grain Handling Segment				
Industry grain shipments (000s tonnes)	**20,584**	24,885	32,315	na
Company grain shipments (000s tonnes)	**7,411**	8,797	12,493	na
Average margin per tonne	**$ 20.91**	$ 23.72	$ 22.53	na
Terminal handling (000s tonnes)	**3,742**	4,930	7,932	na
Crop Production Services Segment				
Sales ($000s)	**$ 826,808**	$ 676,446	$ 778,561	na
Average margin (%)	**24.7%**	22.0%	26.8%	na
Livestock Services Segment				
Feed				
Manufactured feed tonnes sold (000s tonnes)	**816**	915	845	694
Average feed margin per tonne	**$ 45.94**	$ 44.37	$ 46.68	$ 43.09
Livestock and other sales				
Sales and revenue from services	**$ 48,028**	$ 36,995	$ 36,032	$ 27,662
Gross profit and net revenue from services	**$ 2,913**	$ 955	$ 5,954	$ 5,064

Statistical Summary

For the twelve months ended October 31
(in thousands, except ratios and per share amounts)

	2003	(unaudited) 2002	Pro forma 2001	Pro forma 2000
Operating				
Gross profit and revenue from services	**$ 408,814**	$ 411,384	$ 551,458	$ 547,727
EBITDA	**100,531**	74,725	147,622	125,272
EBIT	**27,931**	(377)	55,802	38,631
Earnings (loss) before income taxes, discontinued items and unusual items	**(18,983)**	(27,813)	4,933	(6,620)
Net earnings (loss)	**(2,384)**	(17,516)	(14,687)	2,126
Cash flow provided by operations	**60,342**	22,070	na	na
Property, plant and equipment expenditures	**29,176**	30,425	na	na
Financial				
Working capital	**$ 176,796**	$ (37,549)	$ (29,178)	na
Net investment in capital assets	**688,896**	728,982	790,734	na
Total assets	**1,591,983**	1,588,531	1,788,721	na
Funded debt (short-term financing and long-term debt)	**563,946**	686,703	805,990	na
Cash and cash equivalents (included in working capital)	**53,919**	39,117	34,275	na
Convertible debenture	**105,286**	—	—	—
Shareholders' equity	**499,561**	507,346	469,361	na
Ratios				
Current ratio	**1.30**	0.95	0.97	na
Leverage ratio (net funded debt to capitalization)	**45.8%**	56.1%	62.2%	na
Shareholder Information				
Monthly weighted average Limited Voting Common Shares outstanding	**45,299**	44,274	na	na
Per share:				
Net earnings (loss)	**$ (0.15)**	$ (0.42)	na	na
Net earnings (loss), from continuing operations	**$ (0.43)**	$ (0.44)	na	na
Cash flow provided by operations	**$ 1.20**	$ 0.47	na	na
Book value[1]	**$ 10.76**	$ 10.94	na	na
Trading activity (TSX):				
High	**$ 8.25**	$ 12.05	$ 12.50	$ 12.00
Low	**$ 3.60**	$ 5.50	$ 8.52	$ 7.80
Year-end	**$ 8.18**	$ 5.91	$ 12.05	$ 9.35
Volume (thousands of shares)	**12,256**	12,030	1,690	547

Additional Information

(unaudited)

	2003	2002	Pro forma 2001	Pro forma 2000
Employees (full-time equivalents)	**2,743**	2,997	3,607	na
Number of country elevators	**88**	98	154	na
Licenced grain storage capacity (year-end, thousands of tonnes)				
Country elevators	**1,214**	1,416	2,018	2,300
Terminal elevators – wholly or beneficially owned	**699**	591	591	591
Terminal elevators – partially-owned	**492**	692	692	692

[1]Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

Introduction

Agricore United has continued to improve its performance in key operating areas during 2003.

The Company improved major financial metrics during 2003 in line with its stated objectives.

- Weighted average leverage, measured as net debt to capitalization, improved to 46% at October 31, 2003 compared to 55% a year earlier.
- The ratio of current assets to current liabilities increased to 1.3 to 1 at October 31, 2003 compared to 0.95 to 1 at October 31, 2002.
- EBITDA increased $25.8 million to $100.5 million for the year ended October 31, 2003.
- The net loss of $2.4 million for the fiscal year ended October 31, 2003 represents an improvement of $15.1 million over the loss of $17.5 million for the same 12 month period ended October 31, 2002.
- Annualized cost reductions arising from merger synergies, rationalization savings and ongoing cost containment totalled $119.4 million compared to a target of $47 million prior to the merger.

Key operating group metrics also brightened.

- Crop input sales and revenue from services increased $167 million to $856 million by October 31, 2003 compared to $689 million for the 12 months ended October 31, 2002.
- Despite the negative impact of the 2002 drought on 2003 grain shipments and therefore gross profit, the Company increased its market share of grain shipped to 36% for fiscal 2003 from 35% in 2002.
- The 2002 drought reduced livestock on feed which reduced feed tonnes sold in 2003, but average margins per tonne increased to $45.94 from $44.37.
- Agricore United Financial's approved credit exceeded $1 billion.


$14
$12
$10
$8
$6
$4
$2
$0
93 94 95 96 97 98 99 00 01 02 03
Book Value and Closing Price
As at October 31 (per share)

Book Value per Share
Closing Price


300
250
200
150
100
50
0
93 94 95 96 97 98 99 00 01 02 03
Relative Index Levels – Total Returns
As at October 31
Notes: AU Stock Price includes dividends which are reinvested in the month of the ex-dividend date. The Nesbitt Burns Small Cap Index also incorporates dividend reinvestment.

Nesbitt Burns Small Cap
S&P/TSX Composite
AU Stock Price


60,000
50,000
40,000
30,000
20,000
10,000
0
92 93 94 95 96 97 98 99 00 01 02 03
Grain Production
(Wheat, Barley, Oats, Rye, Peas, Canola, Flax)
(000s tonnes)

Production
Average 1992 to 2001


60,000
50,000
40,000
30,000
20,000
10,000
0
1908 1913 1918 1923 1928 1933 1938 1943 1948 1953 1958 1963 1968 1973 1978 1983 1988 1993 1998 2003
Grain Production
(Wheat, Barley, Oats, Rye, Peas, Canola, Flax)
(000s tonnes)

Production





"people make Agricore United what it is today

and what it will be in the future:

a successful and cutting-edge company of people focussing on customers."

BRIAN HAYWARD – CHIEF EXECUTIVE OFFICER, AGRICORE UNITED

"customer focus is a prime reason for Agricore United's success throughout the merger integration process. Our eye has been keenly trained on creating value in the food pipeline by connecting technology, farm customers and end-use markets."

JIM WILSON – CHAIR, AGRICORE UNITED

contents



“the composition of our Board is such that we have **intimate knowledge of the needs of our customers** as well as the perspective of our **corporate and individual shareholders.**”

JIM WILSON – CHAIR, AGRICORE UNITED

“our story is lots of small stories – in this year’s annual report you’ll read some of them: **how our people put Agricore United’s values into action.** These are stories where we have succeeded in providing customers with meaningful, collaborative and respectful service. And **through this, we have built a strong company.**”

BRIAN HAYWARD – CHIEF EXECUTIVE OFFICER, AGRICORE UNITED

VALUES IN ACTION

In last year’s annual report we identified five values that are core to the Agricore United brand and the way we operate: Customer Focus, Integrity, a Respectful Workplace, Professionalism and Business Leadership. For this year’s annual report we asked customers and Agricore United employees to tell us how they experience these values on a day-to-day basis.

The sketches that follow are just some of the nominated stories. They represent the way we aspire to relate to our farmer and end-use customers.

a message from the Chair

Since Agricore and UGG merged two years ago to form Agricore United, we have pursued a strategy of building a financially sound and prosperous company. The plan is working. Agricore United has strengthened its balance sheet, improved its governance practices and built a platform for profitability.

Customer focus is a prime reason for Agricore United's success throughout the merger integration process. Our eye has been keenly trained on creating value in the food pipeline by connecting technology, farm customers and end-use markets.

Agricore United has also positioned itself to capitalize on industry developments and consumer trends, whether around the world or here at home.

On the global scene, we were disappointed the Doha round of World Trade Organization (WTO) negotiations at Cancun in September 2003 did not make substantive progress. The failure to reach an agreement on agricultural issues means that Canadian farmers and industry continue to face uncertain markets, distorted by excessive government subsidies, tariffs and other forms of protectionism. On the plus side, growing prosperity in China, due in part to its accession to the WTO, augurs well for Canadian grain and livestock producers.

In North America, the growing political and consumer concern over obesity, food safety and food's nutritional attributes is bringing sharper attention to the way food is grown, handled and processed. Agricore United is out in front on many of these issues – ensuring our research, product development efforts and operational processes are geared to addressing these concerns. Our Company leads the Canadian grain industry in meeting strict international standards of food safety and handling and is also well prepared to comply with new regulations flowing from U.S. bioterrorism legislation as well as the Cartagena Protocol on Biosafety.

In Canada, the discovery of a case of bovine spongiform encephalopathy (BSE) in a single cow in Alberta represented a catastrophic blow to the Canadian beef sector. Although the Company's direct exposure is limited, the incident adversely affected many of our farm, ranch and feedlot customers. While recent progress in regaining access to beef export markets is encouraging, the full recovery of the cattle industry may be protracted.

The incident underscored the necessity for companies such as ours to pay close attention to risk management. Prior to the incident, the Company had undertaken a comprehensive review of the risks it faced in all facets of its business, with a view to determining whether appropriate control measures were in place. The Board's Risk Management Committee continually monitors these efforts to ensure that the assets, reputation and equity of the Company remain adequately safeguarded. Our vigilance will continue.

Improving Governance

The composition of our Board is such that we have intimate knowledge of the needs of our customers as well as the perspective of our corporate and individual shareholders. I believe this range of perspective and the depth of our Board's understanding of the industry in which the Company operates distinguishes us from many corporate boards and better enables us to execute our governance responsibilities in a sound, principled manner.

For many years now, the Board has sought to conform to best practice guidelines for corporate governance including those established by the TSX. As Chair of the Board, I am pleased that the September issue of the *Report on Business Magazine* rated Agricore United's corporate governance structure 67th out of 207 firms that it ranked. The company earned high marks particularly for "Board Composition" and "Shareholder Rights". The ranking suggests, however, there is room for improvement.

Accordingly, over the past year, we have engaged outside specialists to assist the board in an examination of best practices. As a consequence, the Company established a separate Nominating and Governance Committee, developed a Code of Conduct for the Board, initiated a Board evaluation process and instituted more comprehensive director training. We also engaged external counsel to review our practices and ensure full compliance with regulatory requirements.

As stewards of your investment, the Board takes the responsibility of good governance seriously. We believe our practices reflect that attitude.

Looking Forward

By reducing costs and improving the balance sheet, Agricore United has a solid foundation on which to increase profitability. In the 2003 growing season, we saw a return to a more normal crop on the Prairies, after having endured two significant drought years. Agricore United has emerged from those droughts as a leaner, more determined company.

Agricore United operates in a vital, dynamic industry. We are convinced the Company is well-positioned to pursue opportunities that will capture exceptional value for our customers and shareholders.

James M. Wilson
Chair

a message from the CEO

Success doesn't just happen, it's planned. And plans need to be executed. At Agricore United that means planning and execution at every opportunity to ensure we're focussing on what's important – our customers.

It's working. Over the past two years Agricore United has relied on solid planning – and execution – to remain competitive through changing markets, the lingering effects of drought, technology advances and increased consumer demand for food safety. And as we move forward, we plan to create value by working with customers planning for success.

During the past year our farm clients have begun to emerge from two years of drought that cut grain production by 20 percent in 2001; and a further 27 percent in 2002. We weathered drought conditions with our customers, planning where possible around the limitations of reduced yields and volumes. We established improved business systems and built relationships for the future.

Debt Reduction & Liquidity

The balance sheet is the foundation of our business house. And our house is in order.

We have a broad base of lenders – including international parties with distinctive understanding and expertise in the agricultural sector worldwide. Our term debt has staggered maturities that extend through 2023. We have sharply reduced debt from $771 million on the merger date to a current $510 million. Our weighted average leverage ratio – measuring debt compared to assets – now sits at 46 percent, compared to 58 percent at the time of the merger. By the end of fiscal 2004, we expect to hit our long-term balance sheet targets.

As the balance sheet has strengthened, we have gained untapped short-term borrowing capacity – we are $100 million ahead of last year. Agricore United's improved financial liquidity affords us the flexibility to seek out and take advantage of operational and investment opportunities. We have the means to be proactive.

Sustained Customer Support

We achieved this solely due to the support of our customers. Without this ongoing business relationship, none of the improvements would have been possible. Our market share of grain shipments and farm supplies sales has been maintained. We have earned margins on par with historical levels.

It all translates into a one-third improvement in Agricore United's earnings (EBITDA). Sales of crop inputs rebounded by $150 million in 2003, contributing over $60 million of additional gross profit. Our newest venture, Agricore United Financial, continues to expand its services to customers and grow its earnings base. Despite this increased level of activity, we found ways to reduce costs by a further $30 million. We successfully managed those things within our control – maintaining margins on grain shipped and livestock feed manufactured even while the lingering effects of the 2001 and 2002 droughts dramatically reduced grain available for shipping and livestock on feed.

It's About People

I'm constantly impressed how people – doing small things again and again – make a huge difference. People, through quiet innovative determination, are the heart of our company. People make Agricore United what it is today and what it will be in the future: a successful and cutting-edge company of people focussing on customers.

There are 2600 of us across western Canada. We are committed to sustaining our industry. We are a living, breathing part of countless communities across the Prairies. Our story is lots of small stories – in this year's annual report you'll read some of them: how our people put Agricore United's values into action. These are stories where we have succeeded in providing customers with meaningful, collaborative and respectful service. And through this, we have built a strong company.

Our collective future will include the macro-issues I mentioned at the outset – food safety and technology – but also new challenges, such as emerging competition in other parts of the world. We operate in a challenging environment. Success not only involves being able to identify the challenges, and the opportunities – but also acting upon them. I think that is what has set Agricore United apart – decisive execution in uncertain times.

To elaborate on one issue, food safety is a challenge that could easily overwhelm the agricultural industry. We see it as an opportunity for Agricore United. People want to feel secure in how food came to their table. So, food manufacturers want increasing "traceability" – to track and/or preserve the identity of a product at every stage of production from seed, to the farm, to customers. Agricore United has proactively adopted internationally recognized systems of quality control including ISO 9001 registration and Hazard Analysis Critical Control Point (HACCP) compliance for substantially all of our port terminal and country elevator operations. Our feed mills are also HACCP certified by the Canadian Food Inspection Agency. We can track grain from the farm, through to the food processor. As the only agri-business in Canada to meet this stringent international set of standards and to have adopted an effective quality management system, we're well into planning to accommodate the wishes of consumers.

We are committed to development in seed production, a future opportunity that we are ready for. Developing and selling seeds that resist disease, tolerate a wider variety of weather or that yield smooth textured flour when milled is important to both growers and end users. Tracking these products from seed to mill is part of the ISO 9000 assurance process; and tracking crops from farm gate to processor meets the needs of end users who are also facing higher standards of consumer demand for food traceability and safety.

Integration Complete

Agricore United is one company operating in one business – that business is providing farmers and end-use customers with a complete pipeline of products and services.

Improved moisture conditions through last winter and spring yielded a crop more typical of an average year and substantially improved over each of the last two drought years. Since the grain produced in one year is marketed over the next twelve months, the better harvest and generally better market conditions indicate that 2004 will be a better year for the Company's grain handling.

We have realized continuing synergies from the 2001 merger with total annualized cost reductions now exceeding $119 million, more than twice the original target. We have a business model that can handle substantially increased levels of activity with only marginal expense increases.

But we will not forget that people were the source of success in the merger. We planned. We executed.

My vision is that we redirect that energy towards creating value in the market – to work with our customers for mutual advantage. We've weathered the storm of the past two years. It's a challenging market out there for anyone involved in the food industry. Agricore United is poised to seek out and capitalize on the opportunities that are available. We will apply our sense of commitment and our brain power to build value for customers.

Brian Hayward
Chief Executive Officer

“ Eric demonstrates his customer focus every time he comes to the ranch. If I need something, he gets it over here right away.
He goes that extra mile so often.”

KIM LAMB – BALZAC, ALBERTA



Livestock farmers John and Kim Lamb think their relationship with Agricore United's Unifeed Division is key to running a successful business. That's true whether the business is 500 acres or 5,000 acres, like Lamb Cattle Co. near Balzac, Alberta.

And relationships are about people. People like Customer Service Representative (CSR) Eric Andrew and his colleagues throughout the company, who go to work every day intent on providing solutions for farmers with superior recommendations and effective communications.

For the Lambs, managing their sprawling livestock operation puts great demands on their time and resources, and they know Eric is there to help them. He exemplifies the kind of customer service they've come to rely on from Agricore United.

"Eric demonstrates his customer focus every time he comes to the ranch. If I need something, he gets it over here right away. He goes that extra mile so often," says Kim. John and Kim view a reliable customer service representative as someone who understands their needs. "Time is very valuable to us. We rely on Eric to look after all of our needs. We either order over the phone or he comes out to the farm. That's just how he is."

Whether for advice, or a sounding board for their own ideas, John and Kim know they can go to their CSR. They trust his knowledge of the markets and advice on cost efficiencies to help them make sound business decisions. Eric also gives them direct access to Agricore United's knowledge network. "There has never been a time when Eric didn't have an answer for us. He always checks into things and gets back to us right away."

John and Kim like the honesty and openness that they share with Eric and Agricore United. Their trust goes beyond just knowing the job will get done, but that it'll be done right. "We need someone we can depend on and someone who knows our business. Eric is honest and trustworthy, and he knows what he's doing. For us it's the whole package, and we need that from people we do business with."

Whether for advice, or a sounding board for their own ideas, John and Kim know they can go to their CSR. They trust his knowledge of the markets and advice on cost efficiencies to help them make sound business decisions.




Agricore United
REED LAKE

“ we go to Agricore United because

we know they give good advice...

Agricore United representatives go out of their way

to get the information we need. ”

BEN HOFER – RUSH LAKE, SASKATCHEWAN

Honesty and integrity are important to Ben Hofer, farm boss for the Main Centre Hutterian Brethren Colony of Rush Lake, Saskatchewan. That's why he values his relationship with Agricore United Customer Service Representative (CSR) Barb Thick.

Ben manages a large-scale 20,000-acre operation that produces 16,000 acres of grain and canola, runs 160 range cattle and maintains a 50-head dairy cow herd. In his role, Ben supervises a team of 8 to 10 people who live and work on the farm. A total of about 110 people live on the farm.

With such a large operation to manage, Ben relies on the breadth of Agricore United's agronomic knowledge network to help him run the business. "We're looking for help with many things on our farm. Barb stays informed through her job and keeps an eye on our crops. She comes out to monitor several times a year, doing soil and nutrition testing and checking for weeds."

"We go to Agricore United because we know they give good advice," says Ben. The integrity that CSRs like Barb display contributes to Agricore United's success and ultimately to the success of our customers. They know she wants them to succeed, so they trust and rely on her advice.

Ben also looks to Barb for timely, reliable information. "Agricore United representatives go out of their way to get the information we need, and they always get back to us." He recalls a weed control tip from Barb. "She advised me to hold off spraying my crop. I listened and the crop turned out well."

Barb exemplifies the integrity of Agricore United Customer Service Representatives, standing behind the products and services they provide and standing up for customers' needs, no matter the size of their operation.

For Ben, working with Barb goes beyond pure business. He considers her to be a trusted advisor who cares about the farm by spending time with him and learning about the operation and ongoing crop monitoring. "Barb is out here a lot and knows the farm and the land. That's what I like about her. I hope to work with her for many years to come."

For Ben, working with Barb goes beyond pure business. He considers her to be a trusted advisor who cares about the farm.

“ values are important.

You have to be able to know that you can trust the person that you are working with.”

STAN COCHRANE – GRISWOLD, MANITOBA


POST OFFICE
Agricore United

Agricore United is committed to providing a respectful workplace for both its employees and its customers. That means facilities are connected to a network of people, tools and knowledge characterized by safety, teamwork, trust and diversity, as well as recognition for employee contributions to the goals of the organization. But for Stan Cochrane, a grain and cattle farmer based just north of Griswold, Manitoba, it goes one step further. For Stan, a respectful workplace is about community.

Stan, his wife Pat and their two sons, Kyle and Darby manage a mixed farm of grain and Limousin cattle. He respects the advice and customer support he gets from Agricore United's Customer Service Representatives (CSRs) like Ken Cross. Knowing Agricore United CSRs live in and care about the same community as their customers goes a long way in building trust and respect with customers like Stan. In fact, Stan describes his relationship with Agricore United as a partnership. "When buying chemicals, fertilizers and merchandising our grain, we don't really shop around. We rely on Ken to give us the best advice and price he can."

When a CSR like Ken has a close connection with the community, Stan believes that builds credibility. "He's from the area, and he knows the people, he's involved in what's going on and tries to treat everyone fairly."

Agricore United representatives draw on the knowledge base of the company to stay on top of the markets and keep their customers informed. "Values are important. You have to be able to know that you can trust the person that you are working with," says Stan.

The respect Stan and Ken have for one another in their working relationship begins at the community level. "We've worked together for several years. He used to coach my oldest son in hockey and sponsors a number of local initiatives. We wanted to help support him in his business, and it's working for us."

It's CSRs like Ken who bring to life the Agricore United commitment to respect in the workplace – through their strong customer service orientation and focus on helping customers.

Knowing Agricore United CSRs live in and care about the same community as their customers goes a long way in building trust and respect with customers like Stan.


Agricore



“ my needs change throughout the year, but

I can always count on Todd

to come through for me. If he doesn't have the information, he'll ask other experts at Agricore United to get the right information. ”

DAN GRYBA – MELFORT, SASKATCHEWAN

Saskatchewan farmer Dan Gryba believes knowledge and innovation are keys to the success of his farm. That's why he looks to his Agricore United Customer Service Representative, Todd Ilnisky, for advice on matters ranging from grain marketing to identifying identity preserved (IP) cropping opportunities.

For the past five years, Dan has depended on Todd's professionalism and knowledge to help him farm in innovative ways. Dan and his family run a third generation grain farm near Yellow Creek in north central Saskatchewan. They rely on their local Agricore United outlet to provide crop inputs complete with knowledge, information and service. "Todd gives me the best information he can, based on his knowledge and resources," says Dan. "We have a good working relationship. He's very professional and focussed on my farm business. He looks out for my best interests."

"My needs change throughout the year, but I can always count on Todd to come through for me. If he doesn't have the information, he'll ask other experts at Agricore United to get the right information. Depending on the situation, I might need advice on new products, uses and different techniques. I appreciate Todd's advice because it helps us be innovative."

Agricore United Customer Service Representatives across western Canada are professionals and always on the lookout for ways to help their customers improve their bottom line. A growing area that benefits both farmer and consumer is in identity preserved crops. Todd helped Dan get involved in IP production when Agricore United offered production contracts for a new variety of malt barley. "Under these contracts, Agricore United has sourced a market for my grain and I get a higher return," says Dan.

Agricore United's IP program gives growers access to new market opportunities while supplying end users with products that meet their specific needs, explains Al Morris, a Senior Merchant for Agricore United. "More and more, end users and consumers want to know where their grain is coming from and how it's grown. This is the future of grain production, and we want to give our farmer customers the opportunity to take advantage of this specialized field."

"Customer Service Representatives like Todd Ilnisky play an important role in helping Agricore United farm customers make the most of these opportunities," says Morris.

Agricore United Customer Service Representatives across western Canada are professionals and always on the lookout for ways to help their customers improve their bottom line.

"it's the dedication of people like Rick to the ISO 9000 process, a strong belief in the value it provides customers and the success that it will bring to Agricore United that has really helped us attain certification."

ROB WILLOUGHBY – AGRICORE UNITED



Quality is taking on a whole new meaning in the agricultural industry, with higher expectations for where and how food is produced right through the system of how it is graded, handled and delivered to the end-use customer and on to consumers.

As one of the only agri-business firms in Canada with International Standards Organization (ISO) 9000 certification, specifically ISO 9001: 2000 for processing and export of grains, oilseeds and special crops, Agricore United is a leader in offering its farmer and end-use customers the marketing advantage of quality assurance. Agricore United is ISO 9000 certified for all distribution centres, high throughput elevators and port terminals.

Employees all across the Agricore United network have contributed to meeting the rigourous international set of standards and adopting an effective quality management system required for ISO 9000 certification. Western Region Co-ordinator Rick Danderfer is one of those contributors. "Quite simply, the program helps keep track of where grain comes from and the chain it moves through to reach end-use markets. Quality is assured through processes that govern equipment maintenance, grain testing and sampling, and documentation of results."

Agricore United is a leader in offering its farmer and end-use customers the marketing advantage of quality assurance.

Rick was a member of the quality standards development team and continues to be involved in training. He also audits the system currently in place. Auditing occurs two or three times annually to ensure everyone involved in the program is following the process properly.

"It's the dedication of people like Rick to the ISO 9000 process, a strong belief in the value it provides customers and the success that it will bring to Agricore United that has really helped us attain certification," says Rob Willoughby, Territory Manager. "That kind of passion and dedication really helps in communication with everyone involved."

Acheson Terminal General Manager Clifford Bell says leadership has contributed greatly to the success of the program. "I work closely with Rick on procedures. He has a strong knowledge base of the program and the products. He also knows each of our roles and our needs and helps us make the process work."

The efforts of Rick and other members of the development team are paying dividends for Agricore United customers, says Assistant Operations Manager Harry Hahn. "End users are certainly seeing the benefits of the program. Providing quality assurance gives customers confidence in the products we offer."

Farmer customers are also seeing the benefits. "Grain agreements and scheduled deliveries help producers plan their business better," says Hahn.

management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the financial statements and notes to the financial statements on pages 31 to 45 of this report.

On November 1, 2001, United Grain Growers Limited ("UGG") completed its merger (the "Merger") with Agricore Cooperative Ltd. ("Agricore") to form Agricore United (the "Company").

In June 2002, Agricore United announced a change in its financial year-end from July 31 to October 31 commencing in 2002. Accordingly, the Company's audited annual financial statements at October 31, 2002 include the operating results for the 15 month period commencing August 1, 2001, which also includes the first full year of operations of the combined Company since the Merger.

Certain unaudited financial information for the 12 months ended October 31, 2002 have been presented below in order to facilitate comparative analysis of the results. Unless otherwise indicated, references to financial information for the 2002 year are to financial information for the Company for the 12 month period ended October 31, 2002.

Results of Operations

Highlights

- CONTINUED IMPROVEMENT IN LEVERAGE RATIO – The Company's total net funded debt at October 31, 2003 (excluding the convertible debenture) was $510 million compared with $648 million at October 31, 2002. The Company reduced its weighted average leverage ratio (net funded debt to capitalization) to 46% at October 31, 2003 from 55% at October 31, 2002.
- IMPROVED LIQUIDITY YEAR-OVER-YEAR – The Company's ratio of current assets to current liabilities increased to 1.3 times at October 31, 2003 from 0.95 times at October 31, 2002. The Company's available uncommitted short-term credit increased about $100 million from October 31, 2002 to October 31, 2003.
- INCREASED CROP INPUT SALES AND GROSS PROFIT – Crop input sales and revenue from services increased $167 million to $856 million for the fiscal year ended October 31, 2003 compared to $689 million for the 12 months ended October 31, 2002 – reflecting both a recovery in sales of crop protection products and increased crop nutrient prices. Gross profit increased $56 million to $204.5 million for the fiscal year ended October 31, 2003 yielding an average margin on sales of 25% (compared to 22% for the 12 months ended October 31, 2002).
- GRAIN HANDLING TURNS THE CORNER – Grain Handling gross profit declined $53.7 million for the year ended October 31, 2003 due to lower industry-wide grain shipments following the 2002 drought. However, grain shipments for the Company increased 61% in the most recent quarter compared to the same quarter last year (industry shipments increased 22% in the quarter) due to the increased production now available from the 2003 crop.
- IMPROVED EBITDA AND EBIT[1] – EBITDA increased $25.8 million to $100.5 million for the fiscal year ended October 31, 2003 – improvements in sales of crop inputs and further reductions of $28.4 million in operating, general and administrative expenses more than offsetting the decline in grain handling gross profit arising from the 2002 drought.
- SALE OF FARM BUSINESS COMMUNICATIONS DIVISION – The sale of the Farm Business Communications division on October 9, 2003 generated an after-tax gain of $11.9 million or $0.26 per share. The gain on sale and the after-tax earnings from operations of $821,000 contributed earnings from discontinued operations of $12.7 million or $0.28 per share for the fiscal year ended October 31, 2003.
- IMPROVED EARNINGS AND CASH FLOW FROM OPERATIONS – Although negatively impacted by the impact of the 2002 drought on 2003 grain shipments and profitability, the net loss of $2.4 million (a loss of $0.15 per share, including discontinued operations) for the fiscal year ended October 31, 2003 was $15.1 million better than the net loss of $17.5 million (loss of $0.42 per share, including discontinued operations) for the 12 months ended October 31, 2002 (net loss of $23.5 million or a loss per share of $0.64 for the 15 month fiscal period ended October 31, 2002). Cash flow provided by operations of $60.3 million (or $1.20 per share) for the fiscal year ended October 31, 2003 increased $38.3 million from $22 million (or $0.47 per share) for the same 12 months last year.

Sales and Other Key Operating Metrics

Sales and revenue from services for the year ended October 31, 2003 increased slightly to $2.7 billion, compared to 2002, driven primarily by increased crop input sales and higher grain prices offset by lower Grain Handling volumes and lower Livestock Services feed tonnes sold. As a result of a change in accounting presentation adopted in accordance with EIC 123 issued by the Canadian Institute of Chartered Accountants, the Company no longer records the value of grain billed to the Canadian Wheat Board ("CWB") as sales, but rather only the tariff rates charged for handling grain purchased on the CWB's behalf. This change in accounting presentation has no impact on the gross profit and revenue from services otherwise reported by the Company.

[1]Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliation of such measures to net income are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 20 to the Consolidated Financial Statements included on pages 31 to 45. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.

For the twelve months ended October 31		2003		Unaudited 2002[1]
Grain Handling Segment				
Shipments (million tonnes)		7.4		8.8
Average margin per tonne	$	20.91	$	23.72
Crop Production Services Segment				
Crop Production Services sales ($ millions)	$	826.8	$	676.4
Average margin (%)		24.7%		22.0%
Livestock Services Segment				
Manufactured feed tonnes sold (million tonnes)		0.8		0.9
Manufactured feed gross profit ($ millions)	$	37.5	$	40.6
Average feed margin per tonne	$	45.94	$	44.37
Sale of livestock and other revenue from services ($ millions)	$	48.0	$	37.0
Livestock gross profit and other revenues ($ millions)	$	2.9		0.9

For the twelve months ended October 31 *($ millions)*		2003		Unaudited 2002[1]
Gross profit and revenue from services				
Grain Handling	$	155.0	$	208.7
Crop Production Services		204.5		148.4
Livestock Services		40.4		41.5
Financial Markets & Other Investments		8.9		12.8
Corporate		—		—
	$	408.8	$	411.4
Operating general and administrative expenses				
Grain Handling	$	136.4	$	145.2
Crop Production Services		106.9		109.5
Livestock Services		30.7		31.1
Financial Markets & Other Investments		—		3.0
Corporate		34.3		47.9
	$	308.3	$	336.7
EBITDA				
Grain Handling	$	18.6	$	63.5
Crop Production Services		97.6		38.9
Livestock Services		9.7		10.4
Financial Markets & Other Investments		8.9		9.8
Corporate		(34.3)		(47.9)
	$	100.5	$	74.7
EBIT				
Grain Handling	$	(17.1)	$	26.4
Crop Production Services		73.2		15.5
Livestock Services		6.5		7.2
Financial Markets & Other Investments		8.9		7.7
Corporate		(43.6)		(57.2)
	$	27.9	$	(0.4)

[1]Twelve months – Unaudited 2002 represents the unaudited consolidated operating results for Agricore United for the 12 months ended October 31, 2002. This is obtained by deducting from the audited operating results for Agricore United for the 15 months ended October 31, 2002, the unaudited operating results for UGG for the quarter ended October 31, 2001. See Note 27 to the Financial Statements.

Business Segment Financial Results

Crop Production Services

Agricore United manufactures, distributes and offers crop production support for a variety of inputs, including crop nutrition and crop protection products, seed and agronomic services through 320 Customer Service Representatives (CSRs) operating from the Company's network of 88 country elevators and 119 stand-alone crop production centres. Crop nutrition includes soil nutrient assessment, fertility recommendations and sales of fertilizer products. The Company offers more than 250 crop protection products including herbicides and insecticides and provides custom application services directly or through third party contractors. Certified seed varieties, such as those offered by Agricore United's exclusive seed brand, Proven® Seed, offer improved yields and other value-added traits. The Company provides agricultural consulting and crop planning services to help farmers meet their production goals or address other specific needs. CSRs are supported by Agriculture Crop Enhancement (ACE) specialists who provide technical advice on crop production issues and the most profitable crop practices.

The sale of crop nutrients, crop protection products and seed increased $150.4 million (22%) for the fiscal year ended October 31, 2003 compared with the same 12 month period in 2002. Crop nutrient tonnes sold only increased by about 100,000 tonnes to 1.1 million tonnes for fiscal 2003 compared to the same period in 2002. Therefore, the bulk of the $113 million increase in crop nutrients sales in 2003 was a result of underlying price increases related to the higher cost of natural gas, the primary component in the manufacture of fertilizer. Crop protection product sales increased $38 million (15%) for the fiscal year ended October 31, 2003, substantially recovering the $56 million decline in sales in the prior year arising from the 2002 drought. A decline in crop protection product sales in the quarter ended October 31, 2003 – as a result of the dry summer conditions which negatively affected late season sales – suppressed final quarter sales by about $10 million compared to 2001. Seed and other sales declined slightly by $1 million in 2003 compared to the same period in 2002.

Gross profit and revenue from services for fiscal 2003 increased $56 million (38%) to $204.5 million from the 2002 level of $148.4 million. Average margins on sales were 24.7% in fiscal 2003, representing a 2.7% margin increase from 2002 levels, primarily as a result of higher margins on crop nutrients and crop protection products and an increase in the provision of agronomic services.

Crop Production Services incurred operating, general and administrative ("OG&A") expenses of $106.9 million for the fiscal year ended October 31, 2003 compared to $109.5 million during the same 12 month period in 2002. The Company achieved this modest $2.6 million (2.4%) reduction, due to merger savings and general cost containment, notwithstanding the significant increase in sales activity that occurred during 2003.

Grain Handling and Merchandising

Grain Handling and Merchandising encompasses contracting, marketing and transporting grain from the farm to end-use markets utilizing the Company's 88 country grain elevator locations, 119 crop production centres and full or partial ownership of six port terminals. Grain Handling begins with moving the grain from the farmer's field to the Company's geographically-dispersed and strategically located country elevator network. On delivery to the country elevator or unload at port terminals, the grain is weighed and the quality is assessed. Grain is shipped from the country elevator to a domestic, U.S. or Mexican customer (such as a flour mill or maltster) or to a port terminal for export to other end-use customers.

Industry grain shipments of the major grains as reported by the Canadian Grain Commission ("CGC") declined by 4.3 million tonnes (17%) to 20.6 million tonnes for the 12 months ended October 31, 2003 compared to 24.9 million tonnes for the same 12 month period in 2002 (and 32.3 million tonnes in 2001) as the impact of the 2002 drought on grain shipments in 2003 finally ran its course. Industry shipments for the most recent quarter ended October 31, 2003 of 7.1 million tonnes exceeded shipments for the quarter ended October 31, 2002 of 5.8 million tonnes by 22% and represented about 87% of grain shipments in the same quarter in 2000 (prior to the effects of either the 2001 or 2002 droughts). The improved shipping in the most recent quarter of 2003 reflects the higher western Canada grain production from the 2003 growing season which is currently estimated by Statistics Canada to be 45.7 million tonnes or 95% of the 10 year average from 1992 to 2001 (i.e. excluding the effects of the devastating 2002 drought).

Consistent with the reduction in industry shipments attributable to the 2002 drought, Agricore United's grain shipments declined by 1.4 million tonnes (16%) to 7.4 million tonnes for the fiscal year ended October 31, 2003 compared to 8.8 million tonnes for the same period in 2002. Company shipments for the quarter ended October 31, 2003 of 2.8 million tonnes exceeded shipments for the same quarter last year of 1.7 million tonnes by 61% and


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Crop Production Services – EBITDA
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Crop Production Services – Sales
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Crop Production Services – Sales
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Years ended October 31

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Crop protection products
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Crop Production Services – Gross Margin
($ millions)
Years ended October 31

Seed
Crop protection products
Fertilizer
Other


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Grain Handling – Shipments
($ millions)
Trailing twelve months ended

AU Grain Shipments
Industry Grain Shipments

represented 96% of the pro forma[2] level achieved in the quarter ended October 31, 2000. Accordingly, the ratio of the Company's shipments to industry shipments for the quarter ended October 31, 2003 was 39% (2002 – 30%) and for the 2003 fiscal year was 36% (2002 – 35%).

The Company handled 3.7 million tonnes of grain at its port terminals for the fiscal year ended October 31, 2003 – a reduction of 1.2 million tonnes (24%) from 4.9 million tonnes handled for the same 12 month period in 2002. The Company handled 1.6 million tonnes for the quarter ended October 31, 2003, an increase of 889,000 tonnes over the 714,000 tonnes handled for the same quarter in 2002. The decline in port terminal handling was more significant earlier in the current fiscal year due to lower shipping arising from the 2002 drought as well as the closure of all Vancouver port grain terminal operations from August 26 to December 16, 2002 – the result of a labour dispute. Consequently, about 50% of the Company's grain shipments were handled through its port terminal operations in 2003 compared to 56% in 2002.

Grain Handling and Merchandising gross profit and revenue from services of $155 million for the fiscal year ended October 31, 2003 declined by $53.7 million (26%) from $208.7 million for the 12 months ended October 31, 2002. The average margin of $20.91 per tonne for the fiscal year ended October 31, 2003 declined by $2.81 per tonne (12%) from $23.72 per tonne for the same period last year. The decline in the margin per tonne reflects:

- a reduced proportion of the grain shipments handled through the Company's port terminals in 2003 compared to 2002, resulting in a loss of terminal handling revenue;
- reduced margins on tendered CWB grain in fiscal 2003;
- competitive pressures to handle a dramatically reduced supply of grain following the 2002 drought; and
- more recently, an increase in vessel freight costs due to increased world-wide competition for a limited supply of ocean-going vessels.

Grain Handling and Merchandising OG&A expenses for fiscal 2003 of $136.4 million were reduced by $8.8 million (6%) from the $145.2 million incurred during the same period in 2002 – despite a significant increase in these expenses (of $7.4 million) in the quarter ended October 31, 2003, the result of much higher throughput this year and the effect of the Vancouver terminal labour dispute last year (from August to December 2002). Nevertheless, OG&A expenses do not vary in direct proportion to the volume of grain handled due to the relatively high fixed cost nature of the grain handling system.

As a result of the lower volume of grain handled and therefore gross profit, EBITDA declined by $44.9 million to $18.6 million for fiscal 2003 compared with $63.5 million for the 12 months ended October 31, 2002. Depreciation and amortization of $35.7 million in fiscal 2003 declined by $1.5 million from $37.1 million in 2002. Accordingly, Grain Handling and Merchandising generated an EBIT loss of $17.1 million for fiscal 2003 compared to EBIT of $26.4 million for the same period in 2002.

Livestock Services

The Company's Livestock Services division formulates and manufactures feed for swine, dairy and beef cattle, poultry and other specialty feeds from seven feed mills and two pre-mix manufacturing centres. The manufacture of complete feeds and supplements provides feed formulations containing all or a significant portion of the nutritional requirements of the livestock being fed. The manufacturer of pre-mixes supplies a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing. Agricore United's feedmills comply with all federal regulations and are all certified compliant with Hazard Analysis Critical Control Point (HACCP) guidelines, the internationally recognized system of quality control management for food safety. Livestock Services also engages in marketing swine and providing a variety of other ancillary services to its customers including secured financing.

Manufactured feed sales of 816,000 tonnes for the fiscal year ended October 31, 2003 declined by 99,000 tonnes from 915,000 tonnes for the same 12 month period last year – the decline began early in the fiscal year with the liquidation of beef cattle on feed as a result of the 2002 drought. The discovery of a single case of bovine spongiform encephalopathy ("BSE") in Alberta resulted in temporary import bans on Canadian ruminants and ruminant products by the United States and other countries beginning May 20, 2003. While these trade bans did not immediately impact the Company's feed operations, the slow pace at which these bans have been lifted by the United States and Mexico (beginning August 8, 2003), and by other countries more recently, has contributed to a slow recovery of the livestock industry in western Canada which in turn has continued to suppress the recovery of the Company's feed sales.


(000s tonnes)
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Livestock Services
Years ended October 31

Gross Profit
Feed Tonnes Sold

[2]Pro forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred prior to November 1, 2001 and, accordingly, reflect the operating results of Agricore as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred prior to November 1, 2001, does not have a standardized meaning in GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.

Despite the decline in feed tonnes sold, Livestock Services gross profit and revenue from services of $40.4 million for the fiscal year ended October 31, 2003 declined by only $1.1 million from $41.5 million in 2002. Average feed margins increased to $45.94 per tonne for fiscal 2003 from $44.37 per tonne for the 12 months ended October 31, 2002. Feed prices tend to fluctuate in response to input prices and accordingly, the profitability of feed manufacturing tends to be more closely correlated to manufactured tonnes sold rather than sales values.

Swine sales increased by $13.1 million to $44.8 million in fiscal 2003 from $31.6 million for the same period in 2002. Gross profit on swine sales improved $1.2 million for fiscal 2003. Other revenues increased modestly by $738,000 compared to the same period last year, largely due to improved performance by the Company's investment in The Puratone Corporation, the second largest hog producer in Manitoba.

The Company reduced its Livestock Services OG&A expenses by $400,000 in 2003 compared to 2002. Consequently, EBITDA declined $700,000 to $9.7 million in 2003 from $10.4 million in 2002 and EBIT declined by a similar amount.

Financial Markets & Other Investments

Through its alliance with a Canadian chartered bank, the Company's branded trade credit financing vehicle, Agricore United Financial ("AU Financial"), provides the farmer customer with increased flexibility on credit repayment terms at competitive rates for unsecured trade credit. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the fiscal year, the approved credit offered under this financing vehicle exceeded $1 billion with customer usage peaking at $352 million at July 31, 2003, an increase of $66 million over July 31, 2002.

Other Investments include the Company's ongoing equity interest in other complementary businesses including an insurance company and insurance brokerage firm.

As a result of the expansion of AU Financial in February 2002, revenue increased $2.5 million in fiscal 2003 compared to the 12 months ended October 31, 2002. This improvement was supplemented by a $400,000 increase in other equity investments and revenue from services but offset by a reduction of $6.7 million in gross profit following the Company's divestiture of its investment in CanAmera Foods in May 2002. Accordingly, gross profit and revenue from services declined $3.8 million for the year ended October 31, 2003 compared to last year.

The disposition of CanAmera Foods also eliminated $3 million in OG&A expenses, limiting the reduction in EBITDA for Financial Markets and Other Investments to $843,000, and reduced depreciation and amortization by $2.1 million. As a result, EBIT for the segment increased by $1.2 million to $8.9 million for the year ended October 31, 2003.

Corporate Expenses

Supporting the Company's other operating segments, the Corporate division provides a variety of centralized functions including, human resources, management information systems development and support, treasury, financial reporting, taxation, legal, risk management, shareholder and member services and investor relations.

Corporate OG&A expenses were reduced by $13.6 million or 28% from $47.9 million in 2002 to $34.3 million for the 12 months ended October 31, 2003. Expense reductions are attributable to lower management information system costs (arising from the consolidation of two technology platforms in August 2002) and lower property related costs. Fewer equivalent full-time staff and related payroll costs accounted for $3.5 million or 25% of the total reductions in OG&A expenses.



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Corporate – OG&A Expenses
($ millions)
Trailing twelve months ended

Merger Synergies, Rationalization Savings and General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the Merger of $47 million by July 31, 2004 relative to pro forma expenses for the pre-Merger period. In its 2002 annual report, the Company reported a decline in OG&A expenses, for the first 12 months ended October 31, 2002 following the Merger, of $67.2 million and total cash expense reductions (including interest expense) of $75.7 million. After depreciation and amortization, total costs declined $92.3 million during that period.

The annualized effect of these cost reductions arising from Merger synergies, rationalization savings and ongoing cost containment for the year ended October 31, 2003 was $95.6 million in OG&A expenses, $100.2 million including interest and securitization expenses and $119.4 million in total costs (including depreciation and amortization).

As at October 31, 2003, the Company employed the equivalent of 2,743 full-time staff, a reduction equivalent to 254 full-time staff (8%) since October 31, 2002 and 864 staff (24%) since the Merger. Approximately $42 million of the $96 million reduction in OG&A expenses is attributable to reductions in payroll and related costs.

Consolidated Financial Results

For the twelve months ended October 31 *($ millions)*	2003	Unaudited 2002[1]
Gross profit and net revenue from services	$ 408.8	$ 411.4
Operating, general and administrative expenses	(308.3)	(336.7)
EBITDA	100.5	74.7
Depreciation and amortization	(72.6)	(75.1)
EBIT	27.9	(0.4)
Gains on disposal of assets	1.5	17.2
Interest and securitization expenses	(48.4)	(44.6)
	(19.0)	(27.8)
Discontinued operations, net of income tax	12.7	1.0
Unusual items	—	(4.2)
Recovery of income taxes:		
On unusual items	—	1.5
On loss from continuing operations before unusual items	3.9	12.0
Net loss for the period	$ (2.4)	$ (17.5)

[1]Twelve months – Unaudited 2002 represents the unaudited consolidated operating results for Agricore United for the 12 months ended October 31, 2002. This is obtained by deducting from the audited operating results for Agricore United for the 15 months ended October 31, 2002, the unaudited operating results for UGG for the quarter ended October 31, 2001. See Note 27 to the Financial Statements.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

Gross profit and net revenue from services declined modestly ($2.6 million) to $408.8 million for the fiscal year ended October 31, 2003 from $411.4 million for the 12 months ended October 31, 2002. Increased gross profit on higher sales of crop inputs more than offset lower gross profit from a 1.4 million tonne decline in grain shipments arising from industry-wide reductions in grain shipping following the 2002 drought. The remaining decline in gross profit in fiscal 2003 as compared to 2002 was entirely attributable to the disposition of the Company's interest in CanAmera Foods effective May 31, 2002.

OG&A expenses, excluding depreciation and amortization, were reduced by $28.4 million or 8% for the fiscal year ended October 31, 2003 over the same 12 month period in 2002 largely due to reduced Grain Handling and Corporate expenses.

Depreciation and amortization of $72.6 million for the year ended October 31, 2003 was $2.5 million or 3% lower than the equivalent period last year. Lower depreciation associated with ongoing decommissioning of the Company's elevator network was partially offset by increased amortization of deferred financing costs incurred as a result of debt restructuring completed in fiscal 2003.

EBIT increased $28.3 million to $27.9 million for the fiscal year ended October 31, 2003 from a loss of $377,000 for the same 12 month period last year – entirely the result of the reduction in OG&A expenses, depreciation and amortization.

Gain on disposal of assets

The gain on disposal of assets of $1.5 million for the year ended October 31, 2003 was comprised largely of an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets of $17.2 million in 2002 included $2.8 million from the sale of the Company's Unipork Genetics business and a subsidiary's gain on the disposal of surplus land.


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AU – EBITDA
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Trailing twelve months ended

Interest

Interest and securitization expenses of $48.4 million for the fiscal year ended October 31, 2003 increased $3.8 million (9%) from $44.6 million in 2002 and consisted of $38.9 million in interest on long-term debt, $11 million on short-term debt and $2.5 million in securitization expenses, offset by $4 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average short-term indebtedness of $172 million during fiscal 2003 was $171 million lower than 2002, contributing to a $2.6 million reduction in short-term interest costs, offset by an increase of 54 basis points in the average prime rate to 4.69% for 2003 from 4.15% in 2002 and associated higher borrowing costs.

Interest on long-term debt for 2003 increased $6.8 million over 2002 costs of $32.1 million – the increase due to issuing $109 million in long-term debt in December 2002 as part of the Company's debt restructuring, as well as the debt portion of the $105 million in 9% convertible unsecured subordinated debentures issued in November 2002.

Carrying charges recovered from the CWB increased by $237,000 in fiscal 2003 compared to 2002 reflecting the underlying increase in prime interest rates noted above offset by lower average CWB inventory balances.

Offset by the 9% increase in interest and securitization expenses, the 26% increase in EBITDA improved the Company's interest coverage (EBITDA to interest and securitization expenses) to 2.2 times for fiscal 2003 from 1.7 times in 2002.

Earnings Before Unusual Items, Discontinued Items and Income Taxes

The pre-tax loss of $19 million before unusual and discontinued items for the fiscal year ended October 31, 2003 was $8.8 million better than the pre-tax loss before unusual and discontinued items of $27.8 million for the same 12 month period in 2002 – the result of a $28.3 million increase in EBIT, offset by a $15.7 million reduction in gains on disposal of assets and a $3.8 million increase in interest and securitization expenses.

Unusual Items

The unusual, non-recurring items of $4.2 million ($2.7 million after-tax) recorded for the 15 months ended October 31, 2002 represented UGG's portion of Merger costs. Merger costs in 2002 associated with Agricore were accrued as part of the opening balance sheet provisions in accordance with the purchase method of accounting for business combinations.

Discontinued Operations

On October 9, 2003, the Company announced that it had completed the previously announced sale of its Farm Business Communications division's assets and liabilities effective September 30, 2003. The purchaser acquired the division's publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. The purchaser paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million in equal installments over three years. The gain on the sale of the Farm Business Communications division, net of closing costs, was $15 million before tax and $11.9 million after tax (or $0.26 per share).

Agricore United separately contracted to purchase advertising services from the purchaser at a level consistent with advertising placed by the Company with its division in the past.

Farm Business Communication earnings, net of taxes, of $821,000 for the year ended October 31, 2003 declined by $133,000 compared to net earnings of $954,000 reported for the 15 months ended October 31, 2002.

Income Taxes

The Company's effective tax rate on earnings before income taxes, discontinued operations and unusual items was 20.5% for the fiscal year ended October 31, 2003 as detailed in Note 18 to the financial statements. The Company accrued a current recovery of income taxes of only $1.3 million for the fiscal year ended October 31, 2003, supplemented by expected future income tax recoveries of only $2.6 million, notwithstanding the pre-tax loss of $19 million, due to the differential tax rates of certain taxable wholly-owned and partially-owned subsidiaries and the effect of the federal Large Corporation Capital Tax (which levies a flat rate on capital employed at the end of the year).

As at October 31, 2003 the Company has tax loss carry-forwards of over $200 million, expiring between October 2008 and 2010 and therefore available to reduce income taxes otherwise payable in future years.

Net Loss for the Year

The net loss of $2.4 million for the year ended October 31, 2003, or a loss of $0.15 per share, was $15.1 million better than the loss of $17.5 million or $0.42 per share for the same 12 month period ended October 31, 2002. Per share calculations deduct from the net loss the effect of the preferred share dividend of $1.1 million (2002 – $1.1 million) and after-tax interest of $3.4 million (2002 – $nil) on the equity component of convertible debentures. Excluding discontinued operations, the net loss for the year ended October 31, 2003 was $15.1 million or a loss of $0.43 per share.

For the 15 months ended October 31, 2002, the net loss was $23.5 million or $0.64 per share ($0.67 loss per share excluding discontinued operations).

Liquidity and Capital Resources

Share Capital and Retained Earnings

Retained earnings of $38.4 million at October 31, 2003 were $8.3 million lower than at October 31, 2002. Net losses for the fiscal year ended October 31, 2003 of $2.4 million, dividends declared of $2.5 million, and after-tax interest on the equity portion of the convertible debenture of $3.4 million accounted for the decline.

Share capital of $460.5 million at October 31, 2003 increased by $157,000 from $460.4 million at October 31, 2002. The Company issued 28,364 common shares from treasury as required under its Directors' Share Compensation Plan, representing a minimum of 25% of directors' fees otherwise payable (calculated based on the average price for the 10 trading days preceding each quarter-end).

The market capitalization of the Company's 45,309,932 issued and outstanding Limited Voting Common Shares (61,018,124 common shares including convertible securities) was $387.4 million at December 8, 2003 or $8.55 per share compared with the Company's book value of $10.76 per share at October 31, 2003.

Convertible Debenture

The Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the *maturity date at a conversion price of* $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares.

In accordance with Canadian generally accepted accounting principles, $69.4 million of the Debentures was classified initially as Shareholders' Equity and $35.6 was classified as Long-term Debt. The amortization of the debt component of the Debentures includes $3.5 million charged to interest and securitization expenses as a non-cash expense. The increase in the equity component of the Debentures (net of tax) of $3.4 million is charged directly to retained earnings. The actual cash payment of interest on the Debentures of $4.8 million appears on the Consolidated Statements of Cash Flows under financing activities.

Long-Term Debt

In December 2002 the Company obtained a $150 million non-revolving term facility maturing in October 2007 from a syndicate of banks and a separate 13-year facility of $109 million from a U.S. life insurance company. The proceeds of the $150 million bank term facility were used to refinance the existing bank term facility of $150.8 million outstanding at October 31, 2002. The proceeds of the new 13-year facility were used to repay short-term debt.

As a result of $18.2 million of scheduled principal repayments during the course of the year, total long-term debt of $388 million at October 31, 2003 consisted of $141 million of the bank term facility, $109 million of the 13-year term facility, $128 million in term notes with a syndicate of Canadian life insurance companies and $10 million of long-term subsidiary debt. Of this total, $26.8 million is scheduled for repayment within the next 12 months. The borrowing facilities are secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

Short-Term Debt

The Company had approximately $23.7 million in Member and Staff Loans outstanding at October 31, 2003, a decrease of $7.3 million from $31 million outstanding at October 31, 2002 due to maturities and normal course redemptions. Following the Merger, the Company was required to reapply to the securities commissions in order to accept new deposits from members and staff and on February 4, 2003, the Company received the required regulatory approval. These loans are unsecured and repayable on a demand basis with an average carrying cost at or below prime.

In December 2002 the Company obtained a new $350 million revolving facility maturing in February 2004 (the "Revolving Credit Facility") from a syndicate of banks. The Revolving Credit Facility replaced three separate short-term facilities totalling $400 million at October 31, 2002. The new borrowing facility is secured by charges over all the assets of the Company.

The Company had Bank and Other Loans of $175.9 million outstanding at October 31, 2003 compared with $388.7 million outstanding at October 31, 2002. The year-over-year decrease in short-term borrowings of $212.8 million reflects the issue of $214 million in additional long-term debt and unsecured convertible debentures, cash flow from operations ($60.3 million), reduced non-cash working capital ($13.8 million), and proceeds from the sale of the Farm Business Communications division ($12.2 million), offset by an increase in cash on deposit of $14.8 million, net capital expenditures and investments of $32 million, scheduled debt repayments of $18.2 million, interest paid on convertible debentures of $4.8 million, dividends paid of $4.7 million, financing costs of $10.4 million and a decrease in other long-term liabilities of $2.9 million.

The Company had $95 million in outstanding letters of credit at October 31, 2003 (an increase of $58 million over 2002) in support of the security requirements of the Canadian Grain Commission, Winnipeg Commodity Exchange and the Company's grain volume insurance program. Accordingly, the Company's available uncommitted short-term revolving credit facility at October 31, 2003 was $105 million compared with an uncommitted facility of $8 million at the same point last year.

Securitization

At October 31, 2003, the Company had an agreement with an independent trust to securitize (or sell on a revolving, limited recourse basis) up to $175 million in respect of the Company's right to receive proceeds under its handling agreement with the CWB from the delivery of grain regulated by the CWB. As at October 31, 2003, the aggregate amount securitized was $43 million or $27.3 million lower than the $70.3 million securitized at October 31, 2002 due to lower inventories held for the CWB.

On November 5, 2003, the Company transferred its securitization program to a new trust. Apart from the elimination of the $175 million limit and the substitution of a 60 day notice period to cancel the agreement, the new trust operates under similar terms and conditions.

Leverage

The Company's total funded debt (excluding the convertible debentures), net of cash, declined to $510 million at October 31, 2003 from $658 million at October 31, 2002 and $771 million at the Merger.


60
56
52
48
44
40
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Net Funded Debt to Capitalization (%)
Weighted Average – Trailing twelve months ended


55
50
45
40
35
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Net Funded Debt to Capitalization (%)
Net Funded Debt to Capitalization
Weighted Average – Trailing twelve months ended October 31, 2003

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital, reflecting purchases of grain in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. Measured on a weighted average trailing twelve month basis, the Company's leverage ratio at October 31, 2003 was 46%, an improvement over the 48% leverage ratio at the previous quarter ended July 31, 2003, the 55% leverage ratio at October 31, 2002 and, on a pro forma basis, the 58% leverage ratio for the trailing twelve months ended October 31, 2001 (the twelve months immediately preceding the Merger). The Company's ratio of total net debt to net tangible assets at October 31, 2003 was 49% (2002 – 59%).

Cash Flow Provided by Operations

Cash flow provided by operations of $60.3 million (or $1.20 per share) for the fiscal year ended October 31, 2003 increased $38.3 million from $22 million (or $0.53 per share) for the 15 months ended October 31, 2002. EBITDA less unusual items increased $28.7 million for the year ended October 31, 2003 compared to the 15 months ended October 31, 2002 and current tax recoveries increased $9.9 million, partially offset by increased non-cash earnings from equity investments and non-cash post-employment benefit recoveries.

The Company generated $40.5 million of cash flow from operations in excess of capital expenditures and investments (net of proceeds from sale and divestiture) of $19.8 million.


1.5
1.4
1.3
1.2
1.1
1.0
0.9
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Current Ratio

Working Capital

The Company's current ratio at October 31, 2003 increased to 1.30 to 1 from 0.95 to 1 at October 31, 2002, representing a significant improvement in liquidity. Working capital of $176.8 million at October 31, 2003 was $214.3 million higher than the working capital level at October 31, 2002. Bank and other loans, and the current portion of long-term debt, were reduced by $216.6 million, primarily as a result of the debt restructuring in December 2002 and the issue of $105 million in Debentures in November 2002. Dividends payable decreased by $2.3 million, largely due to the Company declaring a $0.03 per share quarterly dividend in the last quarter of 2003 compared with a $0.075 annual dividend declared in the last quarter of fiscal 2002.

Non-cash working capital decreased by $13.8 million from October 31, 2002 to October 31, 2003. Accounts receivable and prepaid expenses increased by $35.6 million as at October 31, 2003, largely due to increased receivables in the Company's joint venture Western Co-operative Fertilizers Limited ("Westco") and rebates due from suppliers on increased sales of crop protection products. The $9.7 million reduction in inventories includes a $21.9 million reduction in chemical inventories (due to the prior year carry-out inventory being unusually high following the 2002 drought), a modest reduction in Non-Board grain inventories ($3.8 million or 1.7%) and reductions in feed inventory of $1.2 million associated with lower feed sales activity, partially offset by an increase in crop nutrient inventories of $15.8 million (due to underlying increases in the value of such products over the past year). Trade payables and accrued liabilities increased by $39.7 million, primarily reflecting increased fertilizer purchases during the fall season.

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures for the year ended October 31, 2003 of $29.2 million were funded entirely by cash flow provided by operations and were $4.6 million lower than the 15 month period ended October 31, 2002. Individually large capital expenditures in the current year include $8.8 million related to the construction of a replacement feedmill in Edmonton, Alberta (expected to be commissioned in February 2004), $5.6 million for the replacement of an air filtration system at one of the Thunder Bay port terminals, $1.6 million for the construction of additional grain storage at strategic locations with the balance representing sustaining capital expenditures.

Effective July 1, 2003, the Company agreed to realign its equity interest with Westco's other joint venturer based on each party's historically contributed and retained capital with Westco. Accordingly, the resulting realignment of the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003.

Effective September 30, 2003, the Company divested of its Farm Business Communications division for $16 million. The purchaser made an initial cash payment of $12.2 million on closing, assumed $1.6 million of current liabilities in excess of current assets in partial settlement of the purchase price and provided the Company with a promissory note for a further $2.2 million payable in equal annual installments over three years.

Pension Plan Surplus

On July 1, 2003, employees who were actively participating in one of the Company's remaining defined benefit pension plans became members of the Company's defined contribution pension plan. Unionized terminal employees continue to participate in their respective defined benefit plans. At October 31,

2003, the market value of the aggregate plan assets of the Company's various defined benefit pension plans exceeded the aggregate accrued benefit obligation. The Company reported a deferred pension asset of $17.3 million in Other Assets at October 31, 2003. The Company made $2.5 million in cash contributions to the defined benefit plan and $2 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2003 (compared to a pension of expense of $4.7 million reflected in the financial statements).

Risks

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal and disclosure controls and sound operating practices.

The effect of weather conditions on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. Weather, the market prices of grain, total volume of grain production and mix of Board and non-Board grain produced, in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the prairie provinces, diversifying the exposure to some of these risks.

International grain supply and demand and the strength of the CWB's export program can also affect the volume of Canadian grain exports and, therefore, the volume of grain handled. In order to provide a substantial amount of protection against revenue losses due to unusually low grain handling volumes, UGG implemented an insurance program effective December 31, 1999 through 2002, part of which was tied to industry-wide downturns in grain handling volumes. Following the below average grain shipments for the 2001/2002 crop year, the Company filed a claim for, and received payment of $7.5 million in 2001/2002 and a further $4.6 million in 2002/2003. Agricore United subsequently contracted for grain volume insurance covering the crop years from 2003/2004 to 2005/2006.

The Company employs a number of other insuring and retention arrangements to actively manage its property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks and balance the overall, long-term cost with long-term economic benefit.

Exposure to inventory losses is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain environmental hazards associated with the storage and handling of fertilizers and crop protection products.

Consumer awareness and concern over food safety and "traceability" is a developing trend. Agricore United has established a number of processes to track and identify crops at every stage of production from seed to customer to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9001 certification for the processing and export of grains, oilseeds and special crops. ISO 9000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2003, four of the Company's port terminals are registered to ISO 9001:2000 and HACCP compliant, with the remaining directly controlled port terminal awaiting registration. The Company's country network includes 46 high throughput ("HTP") elevators and ten Special Crop facilities which are registered ISO 9001:2000 and HACCP compliant, with the remaining three HTPs, conventional elevators and joint ventures progressing towards registration. Agricore United's seven feedmills and Edmonton pre-mix facility are HACCP certified by the Canadian Food Inspection Agency of the Government of Canada.

Agricore United uses derivative financial instruments to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices. Fundamentally, Agricore United attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by Agricore United are principally held for purposes other than derivatives trading. If Agricore United did not use financial instruments, its exposure to market risk would be greater.

Risk Management

The Company's Corporate Risk Management Committee (consisting of the Chief Executive Officer, Chief Financial Officer and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and recommending appropriate policies to the Board of Directors to reasonably contain the risks which can be managed. The Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems to ensure that defined policies and procedures are adhered to.

Market Risk

A significant source of the Company's revenue is earned by Grain Handling and Merchandising. Earnings in this segment of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-Board) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB which are established independently of the market price for the grain. Board grains represented 57% of total grain handled by Agricore United in 2003 (64% for the 12 months ended October 31, 2002).

Since a significant portion of the Company's off-shore transactions are denominated and priced in U.S. dollars, the Company is not directly exposed to volatility in export sales as a result of underlying changes in the relationship between the Canadian dollar and other foreign currencies. The Company may be indirectly affected to the extent that farmer customers are adversely impacted by changes in the underlying exchange value of the Canadian dollar that, over a sustained period, are not compensated for by a corresponding change in input costs (i.e. changes in costs of fuel, crop inputs, etc.).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Agricore United develops cross hedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates.

Foreign Exchange Risk

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure.

Interest Rate Risk

To mitigate interest rate risk, the floating interest rate on the $141 million of the Company's bank term loan has been fixed through an interest rate swap with a Canadian chartered bank at a rate of 6.65% for the term of the loan. The Company also manages the interest rate term risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements.

Credit Risk

Agricore United is exposed to credit risk in the event of non-performance by its counterparties. However, the Company enters into over-the-counter derivative contracts only with pre-authorized counterparties where agreements are in place. Agricore United monitors the credit ratings of its counterparties on an ongoing basis. No provision has been made in respect of credit losses on derivative contracts, as Agricore United does not anticipate any non-performance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

Agricore United manages its exposure to potential credit risk in respect of trade receivable contracts through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. With the formation of Agricore United Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

Operating Environment

Risks and uncertainties associated with world grain markets affect a country's and a company's ability to compete. Specifically, the following are the more significant factors that may affect international grain trade:

- the lack of progress in reducing subsidies and market distortions through the WTO (World Trade Organization)
- grain producing nations emerging as competitors in the export market
- increasing consumer awareness and concern over the safety and nutritional aspects of food products
- the ongoing uncertainty over the acceptance of genetically modified organisms ("GMOs") in food products, and
- changes in the regulatory environment including the Kyoto Accord, Biosafety Protocol and U.S. bioterrorism legislation

The Canadian grain industry and rail transportation, upon which the industry depends, are still highly regulated. In the past few years, the federal government has made modest progress in deregulating the grain transportation system, and mainly in ways which Agricore United anticipated and has positioned itself to take advantage of. However, the recent introduction of the CWB's new railcar award policy, which reduced the shipments of Board grains by tender from 50% to 20%, represents a return to a less commercial grain forwarding system. Such policy decisions may adversely affect the Company's ability to fully achieve its potential in terms of market share and profitability.

Competition

Grain Handling

Agricore United – with an approximate market share of 36% – has numerous competitors in the Canadian grain handling industry, including Saskatchewan Wheat Pool, James Richardson International, Cargill Limited, N.M. Paterson & Sons, Parrish & Heimbecker, Louis Dreyfus Canada and many other smaller companies, all of which handle less grain individually than Agricore United. The recent changes to the grain tendering process by the Canadian Wheat Board and revisions to the rail car allocation policy have negatively impacted the competitive environment.

Over the past 40 years, while the volume of grain handled has increased, the number of elevator facilities operating across the prairies has dropped significantly – part of an ongoing process of rationalization within the industry. Agricore United's total licenced storage capacity of 1.2 million tonnes represents about 24% of the 5.1 million tonnes of total industry licenced capacity as at August 1, 2003. Agricore United's elevators are geographically dispersed across the Prairies, broadening its access to the market, the variety of grains it can source and minimizing its risk from regionally adverse growing conditions.

Crop Inputs

Agricore United's Crop Production Services segment competes against other grain companies, international seed companies and numerous independent retailers in supplying seed, fertilizers, crop protection products and agronomic services to farmers. Agricore United is one of the largest distributors of seeds in western Canada, with numerous proprietary and publicly available seed varieties. The Company continues to increase its focus on the distribution of seed for resale to its producer customers while maintaining its access to new seed technology.

Livestock Services

The Livestock Services division competes with public and private grain and feed companies and independent retailers. Prior to 2003, Agricore United improved its volumes, plant operating efficiencies and margins through an ongoing program of rationalization, acquisition and construction of modern replacement facilities.

Legislation passed in 2002 in the United States introduced the concept of "Country of Origin" labelling for meat and other fresh commodities. Stringent product labelling guidelines may negatively impact export shipments from Canada to the United States or contribute to pricing differentials which disadvantage Canadian producers. Implementation of these guidelines, originally scheduled for September 30, 2004, have recently been postponed to 2006.

Outlook

Average precipitation across the Prairies has been well distributed over the period from September 1, 2003 to December 3, 2003. Precipitation levels, measured against the historical distribution, have averaged between the 40th and 80th percentiles for most of the arable land in the region, with largely eastern Saskatchewan and the Peace region experiencing precipitation levels below the 40th percentile. Nevertheless, these initial precipitation levels, while not definitive, support preliminary expectations for a normal growing season in 2004. However, normal crop production levels and the sale of crop production inputs in 2004 remain dependent on adequate moisture levels over the balance of the winter and, in particular, the spring. The 2004 growing season will impact the Company's Crop Production Services segment in fiscal 2004. However, 2004 production levels will predominantly impact the Company's grain shipments in fiscal 2005.

The livestock industry's prospects, while improving, continue to languish as a result of the protracted relaxation of export bans declared by many countries on May 20, 2003 following the discovery of a single case of bovine spongiform encephalopathy ("BSE") in Alberta. The broader effect on overall farm incomes and any subsequent impact on producer purchasing power still remains uncertain, however, financial support programs offered by the federal and provincial governments, particularly in Alberta, have provided some relief in the form of direct cash payments to livestock producers.

As anticipated at the end of the Company's 3rd quarter, feed sales softened further during the 4th quarter ended October 31, 2003. However, the onset of colder months and increased production throughput at processing plants is still expected to lead to an expansion of beef cattle on feed. The two-year delay in country of origin labeling in the United States may also improve livestock producers' access to that market in the coming months. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business and therefore the recent downturn in this segment of the feed business has not had, nor is expected to have, a significant impact on the Company's financial results. The Company provides some marketing services to swine producers, brokers hogs to various stages of the finishing process and has an investment in The Puratone Corporation, the 2nd largest hog producer in Manitoba.

Average grain production in western Canada for the 10 years ended July 31, 2001 (including the effects of the 2001 drought but excluding the effects of the unprecedented 2002 drought) was 48 million tonnes with an average of about 32 million tonnes exported per year (or 67% of average production). On December 5, 2003, Statistics Canada released 2003 production estimates for western Canada of about 45.7 million tonnes (or 95% of average production) compared with its original production estimates of 42 million tonnes released on August 22, 2003. Manitoba and Alberta production estimates represent about 115% and 96% of their respective 10 year average production. Statistics Canada 2003 production estimates for Saskatchewan represent about 88% of that province's 10 year average production. The Company's network of grain elevators, while geographically dispersed across the Prairies, is more concentrated in Alberta and Manitoba. Consistent with the experience of the most recent quarter ended October 31, 2003, significantly increased grain production from 2003 should result in a similar increase in tonnes available for shipping by the industry and the Company for the crop year ending July 31, 2004 – a significant portion of the Company's 2004 fiscal period. In the world markets, wheat supplies remain tight and demand for oilseeds, particularily in China, continues to be strong – both factors supportive of stronger grain movement in fiscal 2004.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described under "Risks" and the risk factors described in the Company's Annual Information Form for the fiscal year ended October 31, 2003 under the heading "Risk Factors". These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Responsibility for Financial Reporting

The management of United Grain Growers Limited, carrying on business as Agricore United, is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgement and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.

Brian Hayward,
Chief Executive Officer

Peter G. M. Cox,
Chief Financial Officer

Auditors' Report

To the Shareholders of United Grain Growers Limited, carrying on business as Agricore United:

We have examined the consolidated balance sheets of United Grain Growers Limited as at October 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and consolidated statements of cash flows for the year ended October 31, 2003 and the 15 months ended October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and the changes in its cash flows for the year ended October 31, 2003 and the 15 months ended October 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada
December 10, 2003

consolidated

Balance Sheets

(in thousands)		As at October 31, 2003		As at October 31, 2002
Assets				
Current Assets				
Cash and cash equivalents	$	53,919	$	39,117
Accounts receivable (note 4)		226,760		200,109
Inventories (note 5)		457,761		469,172
Prepaid expenses		20,302		12,345
Future income taxes (note 18)		2,903		10,911
		761,645		731,654
Property, Plant and Equipment (note 6)		688,896		728,982
Other Assets (note 7)		62,440		56,898
Goodwill (note 20)		26,389		25,024
Intangible Assets (note 20)		16,502		16,808
Future Income Taxes (note 18)		36,111		29,165
	$	1,591,983	$	1,588,531
Liabilities and Shareholders' Equity				
Current Liabilities				
Bank and other loans (note 9)	$	175,947	$	388,722
Accounts payable and accrued expenses		379,405		344,836
Dividends payable		2,464		4,728
Current portion of long-term debt (note 10)		26,774		30,614
Future income taxes (note 18)		259		303
		584,849		769,203
Long-term Debt (note 10)		361,225		267,367
Debt Component of Convertible Debentures (note 11)		30,417		—
Other Long-term Liabilities (note 12)		36,547		40,361
Future Income Taxes (note 18)		4,515		4,254
Shareholders' Equity				
Share capital (note 13)		460,509		460,352
Equity component of convertible debentures (note 11)		74,869		—
Contributed surplus (note 14)		642		336
Retained earnings		38,410		46,658
		574,430		507,346
	$	1,591,983	$	1,588,531

Approved by the Board

James Wilson,
Director

Terry Youzwa,
Director

consolidated

Statements of Earnings and Retained Earnings

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Sales and revenue from services (note 15) *(excluding CWB billings of: 2003 – $790 million, 2002 – $1,118 million)*	$ 2,726,631	$ 2,962,618
Gross profit and net revenue from services (note 20)	408,814	447,420
Operating, general and administrative expenses	(308,283)	(371,342)
Earnings before the undernoted (note 20)	100,531	76,078
Depreciation and amortization	(72,600)	(82,753)
	27,931	(6,675)
Gain on disposal of assets	1,548	17,221
Interest and securitization expenses (note 17)	(48,462)	(48,408)
	(18,983)	(37,862)
Unusual items (note 25)	—	(4,236)
Discontinued operations – net of income taxes (note 24)	12,708	954
Recovery of income taxes (note 18)		
On unusual items	—	1,525
On loss from continuing operations before unusual items	3,891	16,086
Net loss for the period	(2,384)	(23,533)
Retained earnings, beginning of year	46,658	74,919
Increase in equity component of convertible debentures (note 11)	(3,400)	—
Dividends	(2,464)	(4,728)
Retained earnings, end of year	$ 38,410	$ 46,658
Basic and diluted loss from continuing operations per share (note 1)	$ (0.43)	$ (0.67)
Basic and diluted loss per share (note 1)	$ (0.15)	$ (0.64)

consolidated

Statements of Cash Flows

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Cash Flows From Operating Activities		
Net loss for the period	$ (2,384)	$ (23,533)
Adjustments for:		
Depreciation and amortization	72,600	82,753
Employee future benefits	2,109	1,343
Future income taxes (recovery)	728	(22,910)
Equity (earnings) loss from investments, net of distributions	(127)	1,021
Stock-based compensation	306	336
Interest on debt component of convertible debentures	3,530	—
Discontinued operations, non-cash items	(14,872)	205
Gain on disposal of assets	(1,548)	(17,221)
Cash flow provided by operations	60,342	21,994
Changes in non-cash working capital	13,806	19,648
	74,148	41,642
Cash Flows From Investing Activities		
Business acquisitions, net of cash acquired (note 3)	—	34,275
Realignment of ownership interest (note 2)	(8,229)	—
Proceeds from disposal of business segment (note 24)	12,200	—
Property, plant and equipment expenditures	(29,176)	(33,813)
Proceeds from disposal of property, plant and equipment	9,774	42,352
Increase in other assets	(4,393)	(2,395)
	(19,824)	40,419
Cash Flows From Financing Activities		
Increase (decrease) in bank and other loans	(212,775)	12,733
Proceeds from long-term debt	109,000	7,177
Long-term debt repayments	(18,160)	(88,620)
Proceeds from convertible debentures	105,000	—
Interest paid on convertible debentures	(4,790)	—
Deferred financing expenditures	(10,367)	(18,996)
Decrease in other long-term liabilities	(2,859)	(7,429)
Share capital issued	157	64,346
Share issue costs	—	(7,626)
Dividends	(4,728)	(5,308)
	(39,522)	(43,723)
Net increase in cash and cash equivalents	14,802	38,338
Cash and cash equivalents, at beginning of year	39,117	779
Cash and cash equivalents, at end of year	$ 53,919	$ 39,117
Supplementary Disclosure of Cash Flow Information		
Cash payments of interest	$ (42,409)	$ (46,266)
Cash payments of taxes	$ (1,916)	$ (7,074)
Supplementary Disclosure of Non-Cash Items		
Share capital issued	$ —	$ 241,195
Business acquisitions	$ —	$ 206,920

notes to the consolidated

Financial Statements

1. Earnings Per Share

12 months ended October 31, 2003

(in thousands, except per share amounts)	Amount	Shares	Per share
Net loss for the period	$ (2,384)		
Less:			
Preferred share dividend	(1,105)		
Increase in equity portion of convertible debentures	(3,400)		
Basic & diluted loss per share	$ (6,889)		$ (0.15)
Less:			
Earnings from discontinued operations – net of tax	(12,708)		(0.28)
Basic & diluted loss from continuing operations per share	$ (19,597)	45,299	$ (0.43)

15 months ended October 31, 2002

(in thousands, except per share amounts)	Amount	Shares	Per share
Net loss for the period	$ (23,533)		
Less:			
Preferred share dividend	(1,381)		
Basic & diluted loss per share	$ (24,914)		$ (0.64)
Less:			
Earnings from discontinued operations – net of tax	(954)		(0.03)
Basic & diluted loss from continuing operations per share	$ (25,868)	38,744	$ (0.67)

Basic earnings per share is derived by deducting annual dividends on preferred shares and the increase in the equity portion of convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) were not included in the year-to-date calculation of diluted earnings per share as the result would be anti-dilutive. Executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Significant Accounting Policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which require Agricore United ("the Company") to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses and disclosures of contingencies. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of significant joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture:

Subsidiaries	Ownership %
Agricore Ltd.*	100%
Demeter (1993) Inc.	100%
Pacific Elevators Limited	100%
Western Pool Terminals Ltd.	100%
Unifeed Limited and its wholly owned subsidiary	100%
XCAN Grain Ltd. and its wholly owned subsidiaries	100%

Joint Ventures	Ownership %
Alberta Industrial Mustard Company Limited	50%
Cascadia Terminal	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Lloydminster Joint Venture	50%
Prairie Mountain Agri Limited	50%
Western Co-operative Fertilizers Limited**	57%

* *Agricore Ltd. was dissolved effective November 1, 2003*

** *For the fifteen months ended October 31, 2002, Western Co-operative Fertilizers Limited ("Westco"), was recognized using the proportionate consolidation method at a rate of 66.67%, representing the Company's ownership interest in Westco's Co-op shares and Class A and C common shares. Effective July 1, 2003, the Company agreed to realign its co-operative equity interest with Westco's other venturer based on each party's historically contributed and retained capital with Westco, which in the Company's case was 57%. Accordingly, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.*

Revenue Recognition

Revenues from the sale of commodities are recognized upon shipment to the customer from the elevator or port terminal. Revenues from grain-related services, including tariff-based revenues, are recognized upon completion of performance of the service. Revenues from the sale of crop input products are recognized upon shipment to the customer. Revenues from agri-services are recognized upon completion of performance of the service. Revenues from the sale of livestock feed are recognized upon shipment to the customer. Other Livestock Services revenues are recorded upon completion of performance of the service. Financial Markets revenues are recorded upon completion of performance of the service.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with less than three months to maturity, as well as funds on deposit within jointly held enterprises which may not be immediately available to the Company.

Derivative Financial Instruments

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes.

INTEREST RATE SWAP CONTRACTS – The differentials to be received or paid under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on termination of contracts are deferred and amortized to income over the remaining life of the contract or the related debt, whichever is earlier.

FOREIGN EXCHANGE CONTRACTS – Gains and losses on contracts designated as hedges of existing assets and liabilities are used to offset gains and losses resulting from the underlying hedged transactions. The foreign exchange contracts and the underlying hedged assets are marked to market monthly and the resulting gains and losses are netted and recognized as a current period transaction.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. All exchange gains and losses are reflected in earnings during the period in which they occurred.

Accounts Receivable

Amounts receivable in respect of advances to producers arising from the purchase of grain for the account of the Canadian Wheat Board ("CWB"), in accordance with the terms of a handling agreement between the parties, are valued on the basis of CWB initial prices less handling costs.

Inventories

Grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued on the basis of closing market quotations less handling costs and also reflect gains and losses on open grain purchase and sale contracts to the extent these positions have been hedged. Non-hedgeable grains are valued at the lower of cost or market. Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets as follows:

- Country elevator, feed mill and warehouse properties and equipment – *4% to 10% diminishing balance*
- High-throughput elevator properties and equipment – *2% to 6.7% straight line*
- Terminal elevator properties and equipment – *2% to 10% straight line*
- Specified computer equipment – *three years straight line*
- Other equipment, furniture and fixtures – *20% diminishing balance*

Other Assets

DEFERRED CHARGES – Software development costs related to developing or upgrading identifiable software products are deferred and amortized on a straight line basis over a three-year period.

Varietal development costs incurred under agreements for the development of proprietary seed varieties are deferred and amortized on a straight line basis over a four-year period.

Deferred pension costs represent pension funding in excess of pension costs and are amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

Financing costs related to the acquisition of long-term credit facilities are deferred and amortized over the term of the facility.

TRADE INVESTMENTS – Trade investments primarily include the Company's non-controlling interests in The Puratone Corporation, Canadian Pool Agencies Limited, Pool Insurance Company and Benson–Quinn–GMS Inc. which are accounted for using the equity method. The Company's non-controlling interest in Prince Rupert Grain Terminal is recorded at nominal value. All other trade investments are recorded at cost.

Intangible Assets

Intangible assets consist primarily of supply contracts with indefinite useful lives. Indefinite life intangibles are not amortized but are tested for impairment on a regular basis. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized at that time.

Goodwill

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized at that time.

Employee Future Benefits

The Company maintains both defined benefit and defined contribution pension plans for employees. Other post-employment benefits, largely in respect of extended health plans and life insurance, are also provided to eligible employees upon retirement. The cost of all future benefits is accrued in the period in which the employee services are rendered, based on actuarial valuations.

Pension fund assets are valued at market values. Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the market value of plan assets, together with the transitional asset that resulted on the adoption of the accounting standard in fiscal 2001, are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plan.

Stock-Based Compensation

The Company offers a stock-based compensation plan for certain employees. The fair value of the award at the time of granting is recognized as compensation expense over the vesting period with an offsetting amount being credited to contributed surplus.

Income Taxes

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax basis of the Company's assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets will not be realized.

3. Business Acquisitions

On November 1, 2001, United Grain Growers Limited issued 20,492,305 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the company to form Agricore United. This acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward.

On October 21, 2002, the Company entered into a binding agreement to acquire the remaining 30% ownership of Western Pool Terminals Ltd. and Pacific Elevators Limited. During fiscal 2003, the Company accounted for the acquisition of the beneficial ownership of this 30% interest using the purchase method.

The following table summarizes the fair value of assets acquired and liabilities assumed:

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Net assets acquired:		
Cash assumed	**$ —**	$ 34,275
Receivables, inventories and property, plant and equipment	**6,964**	1,158,737
Intangible assets	**—**	16,581
Goodwill*	**—**	7,738
Liabilities assumed	**(6,964)**	(976,136)
Total purchase price	**$ —**	$ 241,195
Less cash assumed	**—**	(34,275)
Assets acquired, net of cash assumed	**—**	206,920

** Virtually none of the goodwill is considered deductible for income tax purposes.*

4. Accounts Receivable

Concentrations of credit risk on trade accounts receivable and revolving notes due from customers are indicated in the following table by the percentage of the total balance receivable from customers in the specified categories.

	As at October 31, 2003	As at October 31, 2002
Grain Handling	**37%**	46%
Crop Production Services	**29%**	18%
Livestock Services	**21%**	27%
Other	**13%**	9%

Securitization Agreement

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The trust has limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

On November 5, 2003, the Company transferred its securitization program to a new trust. Apart from the elimination of the $175 million limit and the substitution of a 60 day notice period to cancel the agreement, the new trust operates under similar terms and conditions.

At October 31, 2003, the right to receive proceeds from the CWB is reported net of securitized amounts of $43 million (2002 – $70 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

(in thousands)	As at October 31, 2003
Proceeds from new securitizations	**$ 47,000**
Proceeds from collections not reinvested	**$ (4,020)**

The net cost of these transactions is included in interest and securitization expense in the consolidated statements of earnings and retained earnings.

Agricore United Financial

The Company has a rolling five-year agreement with a financial institution to provide credit for qualifying agricultural producers. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice.

5. Inventories

Inventory is comprised of the following:

(in thousands)	As at October 31, 2003	As at October 31, 2002
Grain	$ 216,824	$ 220,618
Crop inputs	224,885	231,025
Feed and livestock	11,903	12,648
Other	4,149	4,881
	$ 457,761	$ 469,172

6. Property, Plant and Equipment

(in thousands)	As at October 31, 2003		As at October 31, 2002	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Country elevator, feed mill and warehouse properties and equipment	$ 807,351	$ 335,308	$ 850,132	$ 352,568
Terminal elevator properties and equipment	285,810	166,798	291,444	180,333
Other equipment	364,031	266,190	304,967	184,660
	$ 1,457,192	$ 768,296	$ 1,446,543	$ 717,561
Net book value	$ 688,896		$ 728,982	

7. Other Assets

(in thousands)	As at October 31, 2003	As at October 31, 2002
Deferred Charges:		
Systems development costs	$ 4,680	$ 6,051
Varietal development costs	3,990	3,240
Pension costs (note 8)	17,327	17,499
Financing and other costs	9,922	10,639
Trade Investments	26,521	19,469
	$ 62,440	$ 56,898

8. Employee Future Benefits

The Company maintains a benefit plan, including life, extended health and dental coverage, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees and is also a member of a multi-employer defined benefit plan. The multi-employer plan is accounted for as a defined contribution plan.

The Company intends to file an application with the Superintendent of Financial Institutions to harmonize the employee pension arrangements of three of its pension plans effective July 1, 2003 and merge the plan funds effective September 1, 2003. The harmonization of the plans and merger of the funds is subject to regulatory approval. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds.

The Company's net benefit plan income (expense) is as follows:

(in thousands)	Pension Benefits		Other Future Benefits	
	12 months ended October 31, 2003	15 months ended October 31, 2002	12 months ended October 31, 2003	15 months ended October 31, 2002
Current service cost	$ (1,214)	$ (2,476)	$ (246)	$ (322)
Interest cost	(6,605)	(7,110)	(740)	(712)
Expected return on plan assets	7,536	8,710	—	—
Amortization of transitional asset	779	865	—	—
Amortization of gains (losses)	(588)	—	1,305	31
Net benefit plan income (expense) (defined benefit component)	$ (92)	$ (11)	$ 319	$ (1,003)
Defined contribution component expense	(4,315)	(4,738)	—	—
Multi-employer plan contribution expense	(303)	(658)	—	—
Net benefit plan income (expense)	$ (4,710)	$ (5,407)	$ 319	$ (1,003)

Information about the Company's defined benefit pension arrangements, in aggregate, and other future benefits are as follows:

(in thousands)	Pension Benefits As at October 31, 2003	Pension Benefits As at October 31, 2002	Other Future Benefits As at October 31, 2003	Other Future Benefits As at October 31, 2002
Accrued Benefit Obligation				
Balance, beginning of year	$ 112,603	$ 20,238	$ 9,083	$ 8,631
Agricore Ltd. acquisition*	—	95,507	3,409	—
Current service cost	1,323	2,582	246	322
Interest cost	6,605	7,110	740	712
Benefits paid	(10,353)	(13,787)	(807)	(551)
Actuarial (gain) loss	4,859	953	(1,305)	(31)
Balance, end of year	$ 115,037	$ 112,603	$ 11,366	$ 9,083
Plan Assets				
Fair value, beginning of year	$ 123,057	$ 53,294	$ —	$ —
Agricore Ltd. acquisition	—	90,235	—	—
Actual return (loss) on plan assets	10,645	(3,886)	—	—
Employer contributions to:				
Defined contribution component	(2,630)	(3,063)	—	—
Defined benefit component	2,549	122	—	—
Other benefits	—	—	807	551
Employee contributions	109	142	—	—
Benefits paid	(10,353)	(13,787)	(807)	(551)
Fair value, end of year	$ 123,377	$ 123,057	$ —	$ —
Funded Status				
Plan surplus (deficit)	$ 8,340	$ 10,454	$ (11,366)	$ (9,083)
Unamortized transitional amount	(7,711)	(8,492)	—	—
Unamortized net losses	16,698	15,537	—	—
Deferred benefit asset (liability)	$ 17,327	$ 17,499	$ (11,366)	$ (9,083)

In fiscal 2003, $3.4 million of liabilities relating to future benefits were reclassified from accrued expenses.

The significant weighted-average assumptions used in measuring the Company's pension and other obligations were as follows:

	Pension Benefits As at October 31, 2003	Pension Benefits As at October 31, 2002	Other Future Benefits As at October 31, 2003	Other Future Benefits As at October 31, 2002
Discount rate	6.25%	6.37%	6.50%	6.50%
Expected long-term rate of return on plan assets	6.75%	6.75%	n/a	n/a
Rate of compensation increase	4.00%	3.50%	n/a	5.00%

9. Bank and Other Loans

The Company has a $350 million revolving facility with a syndicate of banks, at prime rates plus up to 2% (subject to the Company's fixed charge ratio), expiring February 28, 2004. The revolving facility may be drawn to the lesser of the facility limit or a margin based on qualifying receivables and inventories. This facility is secured by a first floating charge over receivables and inventory and a second fixed charge over all other assets of the Company and its material wholly-owned subsidiaries.

In addition, a wholly-owned subsidiary has an undrawn $26 million revolving credit facility at 0.5% over LIBOR (London Interbank Money Market Offer Rate) that matured on October 31, 2003 (renewed for $24 million at 0.6% over LIBOR, maturing March 31, 2004) secured by a guarantee from the Company.

Loans from members and staff were $23.7 million (2002 – $31.0 million), and are repayable on demand, are unsecured and bear interest at rates varying from 3.25% to 5.50%.

10. Long-Term Debt

Long-term debt is comprised of the following:

(in thousands)	As at October 31, 2003	As at October 31, 2002
Syndicated term loan	$ 141,000	$ —
Term loan	—	150,770
Term notes	109,000	—
Series A notes	56,879	63,989
Series B notes	21,237	21,237
Cascadia Series B notes	50,000	50,000
Other long-term debt	9,883	11,985
Total term debt	$ 387,999	$ 297,981
Less: current portion	26,774	30,614
	$ 361,225	$ 267,367

The fair value of long-term debt approximates its carrying amount. The Syndicated term loan, Term notes, Series A notes and Series B notes are secured, pari passu, by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

Syndicated Term Loan

A floating rate term facility with a syndicate of banks at an interest rate fixed through a swap arrangement plus 1.5% to 3.5% (subject to the Company's fixed charge ratio) repayable in quarterly installments of $3 million between February 2003 and August 2004 and quarterly installments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007.

Interest rate swaps of $141 million at 6.65% (2002 – $150 million at 6.65%) with Schedule One banks are used to hedge the floating interest rate component of the Syndicated term loan. The fair value of the interest rate swap obligation is $11.5 million at October 31, 2003 (2002 – $12.6 million).

Term Notes

A term facility with a U.S. based life insurance company at a fixed rate of 9.67%, repayable in monthly installments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016.

Series A and B Notes

Series A notes, with a syndicate of Canadian life insurance companies, at a fixed rate of 10.25% (2002 – 9.25%) are repayable in equal annual installments of $7.1 million in December of each year to maturity in 2010.

The Series B notes, with a syndicate of Canadian life insurance companies, at a fixed rate of 10.80% (2002 – 9.80%) are repayable in equal annual installments of $2.1 million in December from 2011 to 2020.

Cascadia Series B Notes

The notes, with a syndicate of Canadian life insurance companies, are collateralized by a first fixed and specific mortgage on the Cascadia Terminal as well as a pledge and charge on all leasehold land and interests. The notes are repayable in equal annual installments of $2.5 million in August from 2004 to 2023.

Other long-term debt is repayable within 12 years.
The aggregate amount of scheduled repayments of long-term debt in each of the next five years are as follows:

Years ending October 31 *(in thousands)*

2004	$	26,774
2005		39,158
2006		40,828
2007		41,348
2008		75,332

11. Convertible Debentures

(in thousands)		As at October 31, 2003		As at October 31, 2002
Debt component of convertible debentures	**$**	**30,417**	$	—
Equity component of convertible debentures	**$**	**74,869**	$	—

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007, with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing to the holders of the Debentures, for each $1,000 principal amount of Debentures, that number of freely tradable Limited Voting Common Shares obtained by dividing such principal amount by 95% of the Current Market Price. Current Market Price means an amount equal to the volume weighted average trading price of the Limited Voting Common Shares on the TSX for 20 consecutive trading days ending on the fifth trading day preceding the date of determination.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

12. Other Long-Term Liabilities

(in thousands)		As at October 31, 2003		As at October 31, 2002
Post-employment benefits other than pension (note 8)	**$**	**11,366**	$	9,083
Reclamation provision and other liabilities		**25,181**		31,278
	$	**36,547**	$	40,361

The Company has an interest in a joint venture, Western Co-operative Fertilizers Limited ("Westco"). In 1987, Westco discontinued manufacturing fertilizer at its two processing plants. Subsequent to the closures, Westco retained an independent consultant who estimated the site reclamation and decommissioning costs to be between $44 million and $61.5 million. In 2000, Westco, with the help of various consultants, developed conceptual reclamation plans for its former production facilities based on site assessments, environmental risk data and current technology available and accrued a provision of $51 million. The reclamation plans are designed to meet current regulatory requirements. Other long-term liabilities include the Company's pro rata share of the outstanding estimated costs as well as a further provision of $5 million accrued by the Company as part of its revaluation of the liabilities of Agricore Ltd. on acquisition. The Company provides no guarantee for the obligations of Westco.

13. Share Capital

Membership

The Company is governed by the United Grain Growers Act under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's Limited Voting Common Shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

Employee Share Purchase Plan

Under the terms of the Company's Employee Share Purchase Plan (ESPP), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on the Toronto Stock Exchange.

Executive Stock Option Plan

Under the terms of the Executive Stock Option Plan (ESOP), eligible executives of the Company are entitled to receive options to acquire Limited Voting Common Shares (note 14).

The following stock options were outstanding at October 31, 2003:

Date Granted	Number of Shares	Exercise Price	Expiry Date	% Vested
Dec. 13/96	88,473	$ 10.20	2006	100%
Sept. 17/98	121,638	$ 11.50	2008	100%
Sept. 20/01	19,000	$ 10.30	2011	60%
Mar. 21/02	373,930	$ 9.70	2012	40%
	603,041			

As at October 31, 2003, the Company has reserved a further 432,592 shares (2002 – 421,297 shares) available for granting under the ESOP.

Member Share Purchase Plan

Under the Company's Member Share Purchase Plan (MSPP), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on the Toronto Stock Exchange.

Directors' Share Compensation Plan

Under the Directors' Share Compensation Plan (DSCP), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares, based on share trading prices on the Toronto Stock Exchange.

(in thousands, except number of shares)	As at October 31, 2003		As at October 31, 2002	
	# of shares	Value	# of shares	Value
Authorized				
Preferred shares, issuable in series	**unlimited**		unlimited	
Limited Voting Common Shares	**unlimited**		unlimited	
Issued and Outstanding				
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	**1,105,158**	**$ 22,103**	1,105,251	$ 22,105
Converted to common shares	**(7)**	**—**	(93)	(2)
Closing balance	**1,105,151**	**$ 22,103**	1,105,158	$ 22,103
Limited Voting Common Shares				
Opening balance	**45,281,561**	**$ 438,249**	16,804,724	$ 137,127
Issued				
Upon conversion of preferred shares	**7**	**—**	93	2
Directors share compensation plan	**28,364**	**157**	18,648	180
Public offering, net of issuing costs (after tax)	**—**	**—**	7,965,791	59,745
Consideration to Agricore Ltd. shareholders	**—**	**—**	20,492,305	241,195
Closing balance	**45,309,932**	**$ 438,406**	45,281,561	$ 438,249
Total		**$ 460,509**		$ 460,352

The issued and outstanding common shares along with securities convertible into common shares were as follows:

	As at October 31, 2003	As at October 31, 2002
Issued and outstanding Limited Voting Common Shares	**45,309,932**	45,281,561
Securities convertible into common shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount.	**14,000,000**	—
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,151**	1,105,158
Stock options	**603,041**	614,336
	61,018,124	47,001,055

14. Stock Based Compensation

The Company recorded compensation expense of $306,000 (2002 – $336,000) and a related increase in Contributed Surplus regarding stock options issued under the terms of the Executive Stock Option Plan (note 13).

The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 of $4.23 per share is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions: dividend yield of 2.58%, expected volatility of 38%, risk-free interest rate of 5.8% and expected life of 10 years. The Options vest at a rate of 20% per year.

Options outstanding at October 31, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average remaining contractual life of 6.89 years.

(in thousands, except price amounts)	12 months ended October 31, 2003		15 months ended October 31, 2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the period	**614,336**	**$ 10.15**	322,028	$ 11.56
Granted prior to January 1, 2002	—	—	19,000	10.30
Granted after January 1, 2002	—	—	409,322	9.70
Forfeited	**(11,295)**	**9.70**	(44,729)	10.25
Expired	—	—	(91,285)	13.10
Outstanding at end of period	**603,041**	**$ 10.16**	614,336	$ 10.15
Exercisable at end of period	**371,083**	**$ 10.43**	294,756	$ 10.61

15. Sales and Revenue from Services

Sales and revenue from services include export sales of $1,067 million (2002 – $1,161 million).

For the 2003 fiscal year, the Company retroactively adopted the CICA Emerging Issues Abstract 123 regarding reporting of revenue on a gross versus net basis for its presentation of handling revenue from the Canadian Wheat Board ("CWB"). As a result of this change in presentation, the Company reports the tariff revenue for handling CWB grains in its sales and revenue from services, rather than the gross billings for grain purchased on the CWB's behalf. Accordingly, sales and revenue from services excludes CWB billings of $790 million for 2003 (2002 – $1,118 million). There was no impact on gross profit and net revenue from services as a result of this change in presentation.

16. Related Party Transactions

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties include investees Prince Rupert Grain, The Puratone Corporation, Benson–Quinn–GMS Inc., Canadian Pool Agencies Limited, Interprovincial Cooperative Limited, Pool Insurance Company as well as the Company's principal shareholder Archer Daniels Midland Company and its respective subsidiaries and associated companies.

Total sales to related parties were $89,082,000 (2002 – $66,852,000) and total purchases from related parties were $33,657,000 (2002 – $28,416,000). As at October 31, 2003, accounts receivable from and accounts payable to related parties totalled $4,390,000 (2002 – $1,684,000) and $256,000 (2002 – $103,000), respectively.

17. Interest and Securitization Expenses

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Interest on:		
Convertible debentures – debt portion	**$ 3,530**	$ —
Long-term debt	**35,434**	34,978
Short-term debt	**11,030**	15,316
Securitization expenses	**2,461**	2,469
CWB carrying charge recovery	**(3,993)**	(4,355)
	$ 48,462	$ 48,408

18. Income Taxes

(a) The Company's income tax recovery consists of the following:

(in thousands)		12 months ended October 31, 2003		15 months ended October 31, 2002
Current income tax recovery (expense)	$	1,268	$	(7,161)
Future income tax recovery				
On unusual items		—		1,525
Other		2,623		23,247
Income tax recovery on continuing operations		3,891		17,611
Future income tax expense on discontinued operations		(3,588)		(536)
Recovery of income tax	$	303	$	17,075

(b) The Company's effective tax rate is determined as follows:

(in thousands)		12 months ended October 31, 2003		15 months ended October 31, 2002
Income tax recovery at a combined statutory rate of 37.5% (2002 – 41.9%)	$	1,008	$	17,023
Manufacturing and processing deduction		81		635
Large corporation capital tax		(2,356)		(3,875)
Tax paid equity earnings (losses)		22		(305)
Non-taxable portion of capital gain		2,198		2,425
Expenses not deductible for income tax purposes		(1,100)		(986)
Utilization of previously unrecognized losses		—		1,308
Unrecognized benefit of subsidiary's loss		(599)		—
Effect of tax rate changes on future Income taxes		1,218		(1,144)
Miscellaneous		(169)		1,994
Recovery of income tax	$	303	$	17,075

(c) Significant components of the Company's future tax assets and liabilities are as follows:

(in thousands)		As at October 31, 2003		As at October 31, 2002
Future Tax Assets:				
Reserves and other liabilities	$	15,686	$	28,814
Other post employment benefits		4,092		3,542
Deferred pension costs		2,745		2,836
Other deferred charges		8,592		10,658
Capital assets		6,589		9,494
Non-capital losses carried forward		119,221		82,858
Other temporary differences		2,202		7,327
	$	159,127	$	145,529
Future Tax Liabilities:				
Capital assets		28,614		25,235
Trade investments		79,657		69,540
Deferred pension costs		8,983		9,896
Other deferred charges		3,944		316
Other		3,689		5,023
		124,887		110,010
Net Future Tax Asset	$	34,240	$	35,519
Comprised of:				
Future tax asset – current	$	2,903	$	10,911
Future tax liability – current		(259)		(303)
Future tax asset – non-current		36,111		29,165
Future tax liability – non-current	$	(4,515)	$	(4,254)

19. Commitments, Contingencies and Guarantees

The Company has operating leases, with varying terms up to 19 years, for office premises and equipment, various storage facilities and sites, application equipment, licensed vehicles as well as service purchase commitments. Future minimum payments under these commitments are as follows:

Years ending October 31 (in thousands)		
2004	$	13,080
2005		10,848
2006		8,581
2007		4,569
2008		2,314
After 2008		5,451
	$	44,843

Guarantees

LETTERS OF CREDIT – The Company has provided banking letters of credit to third parties for activities that are inherent to the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2003 to January 2005. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2003, the outstanding banking letters of credit were $95 million (2002 – $37 million).

INDEMNIFICATION OF ACCOUNTS RECEIVABLE – Under the terms of an agreement with a financial institution (as described in note 4), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No indemnity has been paid, however an amount of $1.7 million has been accrued at October 31, 2003 (2002 – $1.1 million) based on the provision for losses determined under the terms of the agreement.

LOAN GUARANTEES – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2003, the current outstanding balance of these guarantees is $4.8 million (2002 – $3.3 million). These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

DIRECTOR AND OFFICER INDEMNIFICATION – The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

OTHER INDEMNIFICATION PROVISIONS – From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Contingencies

OTHER CONTINGENCIES – As of October 31, 2003 there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims, but management believes that any such amounts would not have a material impact on the business or financial position of the Company.

CONTINGENT GAIN – On October 31, 2003 the Company agreed to settle the outstanding property tax appeals for its terminals in Thunder Bay in return for a revised assessment for the 1996 through 2003 tax years. As a result, the Company is expecting a property tax refund, the final amount of which is currently not determinable and accordingly no gain has been recorded as at October 31, 2003.

20. Segment Information

The Company has five reportable business segments operating primarily in western Canada: Grain Handling, Crop Production Services, Livestock Services, Financial Markets and Other Investments as well as Corporate Administration. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end users. Crop Production Services revenues are earned from the production and sale of crop input products and services through retail centres and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services. Financial Markets and Other Investments include the activities of Agricore United Financial and foreign exchange trading activities as well as the activities of other investments. The Corporate segment contains no revenue and is comprised of corporate costs and other centralized activities that are not specific to other business segments. During the year the Company sold its Farm Business Communications business segment (note 24).

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. There are no material property, plant and equipment located in foreign countries.

Segment information is summarized as follows:

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Sales and revenue from services:		
Grain Handling	$ 1,639,626	$ 1,926,447
Crop Production Services	856,167	717,393
Livestock Services	258,220	333,971
Financial Markets and Other Investments	8,952	14,214
Less: Intersegment sales	(36,334)	(29,407)
	$ 2,726,631	$ 2,962,618
Gross profit and revenue from services:		
Grain Handling	$ 154,993	$ 230,345
Crop Production Services	204,480	149,215
Livestock Services	40,389	53,646
Financial Markets and Other Investments	8,952	14,214
	$ 408,814	$ 447,420

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
EBITDA:		
Grain Handling	$ 18,599	$ 70,950
Crop Production Services	97,587	31,224
Livestock Services	9,718	14,925
Financial Markets and Other Investments	8,952	11,227
Corporate	(34,325)	(52,248)
	$ 100,531	$ 76,078
EBIT:		
Grain Handling	$ (17,093)	$ 30,442
Crop Production Services	73,184	4,833
Livestock Services	6,499	10,977
Financial Markets and Other Investments	8,952	9,167
Corporate	(43,611)	(62,094)
	$ 27,931	$ (6,675)

(in thousands)	As at October 31, 2003	As at October 31, 2002
Assets:		
Grain Handling	$ 853,904	$ 891,152
Crop Production Services	512,355	456,801
Livestock Services	114,380	115,997
Financial Markets and Other Investments	10,985	4,993
Corporate	100,359	119,588
	$ 1,591,983	$ 1,588,531
Intangible Assets:		
Grain Handling	$ 6,500	$ 6,804
Crop Production Services	10,002	10,004
	$ 16,502	$ 16,808
Goodwill:		
Grain Handling	$ 4,926	$ 4,926
Crop Production Services	21,463	20,098
	$ 26,389	$ 25,024

21. Financial Instruments

Forward Foreign Exchange Contracts

Foreign currency amounts are translated at the balance sheet date. The "sell" amounts represent the Canadian dollar equivalent of commitments to sell foreign currency.

As at October 31, 2003 *(in thousands)*	Type	18 months
U.S. dollars	Sell	$ 202,857
Euro	Sell	$ 6,047
British Pounds	Sell	$ 44

Fair Values of Financial Assets and Liabilities

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.
- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.

- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

22. Interest in Joint Ventures

The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

(in thousands)	As at October 31, 2003	As at October 31, 2002
Balance Sheet		
Current assets	$ 106,913	$ 98,286
Long-term assets	112,943	84,208
Current liabilities	(28,133)	(38,854)
Long-term liabilities	(8,648)	(10,695)
Other long-term liabilities	(19,911)	(26,177)
Net investment in joint ventures	$ 163,164	$ 106,768

	12 months ended October 31, 2003	15 months ended October 31, 2002
Statement of Operations		
Revenues	$ 69,665	$ 77,421
Expenses	(26,140)	(34,020)
Income tax recovery (provision)	3,274	(4,852)
Net income	$ 46,799	$ 38,549
Statement of Cash Flows		
Cash provided by (used in):		
Operating activities	$ 54,821	$ 38,795
Investing activities	(9,194)	(17,069)
Financing activities	(21,741)	(6,678)
Increase in cash and cash equivalents	$ 23,886	$ 15,048

23. Restructuring Plan

The Company's comprehensive restructuring plan to rationalize its country operations involves the expected closure and demolition of the remaining 114 inactive or unlicensed locations by October 31, 2004. The expenditures to date and the remaining provision outstanding to complete this restructuring plan is summarized below.

(in thousands)	Opening balance	Application to provision	Closing balance
Demolition costs	$ 5,733	$ (3,386)	$ 2,347
Other cash costs	2,581	(374)	2,207
Total	$ 8,314	$ (3,760)	$ 4,554

24. Discontinued Operations

Effective September 30, 2003, the Company completed the sale of the net assets of its Farm Business Communications division for $14.4 million in cash and $1.6 million of net liabilities assumed by the purchaser. Cash of $12.2 million was received on closing and the remaining $2.2 million is to be received in equal installments over the next three years. The Company realized a pre-tax gain on disposal of $15.0 million (net of disposal costs of $674,000).

For reporting purposes, the results of operations of this business segment and the gain on sale of the segment have been presented as discontinued operations. Accordingly, prior period financial statements, including segment information as disclosed in note 20, have been reclassified.

Sales and revenue from services for the segment were $10.4 million (15 months ended October 31, 2002 – $12.8 million) and pre-tax income was $1.3 million (15 months ended October 31, 2002 – $1.5 million).

(in thousands)	12 months ended October 31, 2003	15 months ended October 31, 2002
Earnings from discontinued operations, net of income tax	$ 821	$ 954
Gain on sale of discontinued operations, net of income tax	11,887	—
	$ 12,708	$ 954

Divestiture of business segment

(in thousands)	As at October 31, 2003
Property, plant and equipment	$ 314
Disposal costs	674
Gain on disposal	15,012
Total sale price	$ 16,000
Cash received	$ 12,200
Promissory note	2,162
Net current liabilities assumed by purchaser	1,638

25. Unusual Items

Unusual Items represent transactions that do not typify normal business activities of the Company.

October 31, 2002

In connection with the merger effective November 1, 2001, the Company undertook a restructuring of the organization. For the 15 months ended October 31, 2002, the acquirer's expenses relating to this restructuring were $4.2 million ($2.7 million net of tax), comprised principally of severance costs.

26. Accounting Changes

Goodwill and Other Intangible Assets

Effective November 1, 2002, the Company adopted the new CICA recommendations with respect to goodwill and other intangible assets. The new standard no longer permits the amortization of goodwill and indefinite life intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer recording this amortization does not have a material impact on the financial statements. The Company has evaluated each of its goodwill and indefinite life intangible asset balances (which have been allocated to a reporting unit) and has found no impairment.

27. Comparison Profit and Loss and Cash Flow Information

To provide a basis of comparison to the current year, the following table shows the components of profit and loss as well as cash flow segregated between the three month period ended October 31, 2001 and the 12 month period ended October 31, 2002:

Unaudited Pro forma Consolidated Earnings Information

(in thousands)	Unaudited 12 months ended October 31, 2002	Unaudited 3 months ended October 31, 2001	15 months ended October 31, 2002
Sales and revenue from services	$ 2,702,675	$ 259,943	$ 2,962,618
Gross profit and revenue from services	411,384	36,036	447,420
Operating, general and administrative expenses	(336,659)	(34,683)	(371,342)
Earnings before the undernoted	74,725	1,353	76,078
Depreciation and amortization	(75,102)	(7,651)	(82,753)
	(377)	(6,298)	(6,675)
Gain on disposal of assets	17,209	12	17,221
Interest and securitization expenses	(44,645)	(3,763)	(48,408)
	(27,813)	(10,049)	(37,862)
Unusual items	(4,236)	—	(4,236)
Discontinued operations – net of income tax	972	(18)	954
Recovery of income taxes:			
On unusual items	1,525	—	1,525
On loss from continuing operations before unusual items	12,036	4,050	16,086
Net loss for the period	$ (17,516)	$ (6,017)	$ (23,533)

Unaudited Pro Forma Consolidated Cash Flow Information

(in thousands)	Unaudited 12 months ended October 31, 2002	Unaudited 3 months ended October 31, 2001	15 months ended October 31, 2002
Cash flow provided by operations	$ 22,070	$ (76)	$ 21,994
Changes in non-cash working capital	59,365	(39,717)	19,648
Cash flows from investing activities	44,496	(4,077)	40,419
Cash flows from financing activities	(86,814)	43,091	(43,723)
Change in cash position	$ 39,117	$ (779)	$ 38,338

28. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

discussion on

Corporate Governance

Agricore United's Board is established in accordance with the provisions of the United Grain Growers Act, a special act of the Parliament of Canada, passed in 1992, which requires that the Board of Directors consist of fifteen directors, twelve of whom are "member directors" elected at the annual meeting of members and three of whom are "non-member directors" elected at the annual meeting of holders of the Limited Voting Common Shares. Members, many of whom are also shareholders, are farming customers of Agricore United who have done at least $10,000 of business with the Company during the past 24 months. Two of the non-member shareholders represent Archer Daniels Midland Company, one of Agricore United's largest end-use customers and largest shareholder with approximately 20 percent of the voting share of the Company. The other non-member is elected at the annual shareholder meeting of the holders of Limited Voting Common Shares. The position is currently held by Jon K. Grant, former Chairman of the Laurentian Bank of Canada and of CCL Industries Inc.

As noted in the Chairman's letter, the Company ranked 67th out of 207 firms that were rated by the Globe and Mail's *Report on Business Magazine* in its September, 2003 ranking of corporate governance in Canada, with particularly high marks for "board composition" and "shareholder rights".

The starting point for corporate governance is the Board's Code of Conduct that guides the overall behaviour of the Board and directs each member to:

- Act in the best interests of the Company at all times
- Demonstrate strong ethics and integrity
- Avoid conflict of interest or the perception of conflict of interest
- Maintain confidentiality of all Company and Board matters
- Comply with all laws, regulations and Company policies

Except as limited by its Act of Incorporation and its strategic alliance with Archer Daniels Midland Company, the Company conforms to guidelines published by the Toronto Stock Exchange (TSX) with respect to corporate governance and discloses its approach to corporate governance annually in its Management Proxy Circular.

Beyond these steps, the Board periodically reviews the Board and committee mandates to ensure they align with best practices in corporate governance. During 2003, the Board completed one such review with the participation of outside professional advisors who specialize in corporate governance.

The Board oversees the management of the Company and delegates day-to-day management of Agricore United to the Chief Executive Officer (CEO) and his executive officers. The Chief Executive Officer is not a member of the Board and all directors are independent of management. James (Jim) Wilson acts as Chair of the Board and also chairs the Executive and the Agriculture Policy Committees.

"the Board's composition **reflects shareholders as well as corporate and farming customers** – enabling the Board to both align itself with the customer-focussed strategy of the Corporation while acting on behalf of shareholders in **building value for all.**"

Agricore United's Board discharges many of its responsibilities through committees for which it has established mandates that can be summarized as follows:

- **THE EXECUTIVE COMMITTEE** is comprised of the Chair, First Vice Chair and the three Provincial Vice Chairs. The committee meets and acts on behalf of the Board on an as required basis respecting urgent matters between Board meetings.

- **THE AUDIT COMMITTEE** assists the Board in fulfilling its governance responsibilities including oversight and monitoring of: financial information provided to the shareholders and others; the quality of the Company's internal and financial controls; the audit processes; compliance with legal and regulatory requirements; and the Company's Code of Business Conduct.

  The Audit Committee maintains free and open communication with the external auditors, the internal auditors and management of the Company.

  The Audit Committee is composed of six directors, all of whom are independent of the management of the Company and are free of any relationship that would interfere with their exercise of independent judgment as a committee member.

- **THE COMPENSATION/PENSION COMMITTEE** advises the Board with regard to guidelines for all employee compensation, benefits and pension matters. In fulfilling this purpose the committee considers the Company's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis.

- **THE RISK MANAGEMENT COMMITTEE** ensures that management has identified the principal risks of the Company's business (including environmental risks) and that appropriate systems are implemented to manage those risks.

- **THE NOMINATING AND GOVERNANCE COMMITTEE** develops the Company's approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the committees of the Board, and each individual director. The committee identifies, recruits, nominates, endorses and recommends appointment of new non-member directors, other than the ADM nominees, is responsible for identifying and communicating to members, delegates and other stakeholders, the roles, responsibilities, skill sets and attributes of potential member directors of the Company to assist members in determining if they wish to seek nomination as member directors. The committee also ensures orientation programs are in place for all new directors.

- **THE AGRICULTURAL POLICY COMMITTEE** advances and promotes the interests of the Company and its customers in agricultural policy areas and advises management on related issues. The committee includes all directors of the Company and

  – Receives members' resolutions passed at annual members' meetings and acts on those resolutions as it sees fit.

  – Identifies emerging issues of importance to the Company and develops policy respecting such issues.

  – Appoints representatives to various trade and industry organizations and receives reports and recommendations of those representatives so that the Company's activities and policies address current agricultural business issues.

- **THE MEMBER AND COMMUNITY RELATIONS COMMITTEE** oversees the Company's policies related to corporate giving, donations to industry and trade organizations and member scholarships and seeks means to enhance the advisory role of members and delegates in the Company's activities.

The Board ensures that the Company communicates effectively with its shareholders, other stakeholders and the public in a timely, effective, accurate and balanced manner. Continuous disclosure material sent to shareholders is reviewed and approved by the Board or the appropriate Board committee. The Board has a written disclosure policy that governs these matters. Senior executives, including the CEO and the Vice President of Investor Relations, meet regularly with financial analysts and institutional investors. Quarterly earnings conference calls with investors, analysts and media are broadcast live as well as archived on the corporate Web site and are accessible on a recorded basis for interested people. Selected presentations to investor conferences are also available on the corporate Web site.

The Board's composition reflects shareholders as well as corporate and farming customers – enabling the Board to both align itself with the customer-focussed strategy of the Corporation while acting on behalf of shareholders in building value for all.

Officers, Directors, Committees & Shareholder Information

Officers

James M. Wilson
Chair

Brian Hayward
Chief Executive Officer

Peter G. M. Cox
Chief Financial Officer

Tom Kirk
Corporate Secretary

Directors

James M. Wilson 1, [2]*, [3]*, [4]*, 5, 6, [7]*
Chair
Darlingford, Manitoba

Jon K. Grant 1, 2, 5, 6
First Vice Chair
Peterborough, Ontario

Wayne W. Drul 1, 3, 4, 5
Manitoba Vice Chair
Oakburn, Manitoba

Terry V. Youzwa 1, 2, 5, 6
Saskatchewan Vice Chair
Nipawin, Saskatchewan

Maurice A. Lemay 1, 2, 5, 7
Alberta Vice Chair
Tangent, Alberta

Theodore M. Allen 1, 3
Calgary, Alberta

G. Allen Andreas 1, 2
Decatur, Illinois

Hugh F. Drake 1, 4, 7
Elkhorn, Manitoba

Brett R. Halstead 1, 4, 7
Nokomis, Saskatchewan

Alanna L. Koch 1, 2, 6
Edenwold, Saskatchewan

Donald W. Lunty 1, 4, 7
Forestburg, Alberta

Paul B. Mulhollem 1, 3
Decatur, Illinois

Robert D. Pettinger 1, 3, 6
Elgin, Manitoba

Neil D. Silver 1, 3, 4
Huxley, Alberta

Ernest J. Sirski 1, 2, 7
Dauphin, Manitoba

Committees
1. Agricultural Policy Committee
2. Audit Committee
3. Compensation/Pension Committee
4. Risk Management Committee
5. Executive Committee
6. Nominating and Governance Committee
7. Member and Community Relations Committee

* ex officio

Auditors

PricewaterhouseCoopers LLP

Banks

The Bank of Nova Scotia
National Bank of Canada
Rabobank International
HSBC Bank Canada

Stock Exchanges

Toronto Stock Exchange

Stock symbols:
- AU – Limited Voting Common Shares
- AU.DB – 9% convertible unsecured subordinated debentures
- AU.PR.A – Series 'A' preferred shares

Transfer Agent

ComputerShare Trust
Company of Canada

Address for Shareholder Inquiries

Agricore United
TD Centre
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7

Telephone: 204-944-3664
Toll free: 1-800-661-4844
Facsimile: 204-944-5543

www.agricoreunited.com

Incorporated July 20, 1906

Annual Meeting

The annual shareholders' meeting will be held at 9:30 a.m., Wednesday, February 11, 2004 at The Fantasyland Hotel, 17700-87th Avenue, Edmonton, Alberta.

Trademarks

List of trademarks used in this report:
- Agricore United™
- Agricore United Financial™
- Unifeed™
- Proven® Seed



"We are convinced the Company is well-positioned to pursue opportunities that will capture exceptional value for our customers and shareholders."

JIM WILSON – CHAIR, AGRICORE UNITED





Agricore United™

www.agricoreunited.com

SEC File No. 82-34725

Agricore United™

ODD LOT PURCHASE PROGRAM

SHAREHOLDER INFORMATION BOOKLET

JANUARY 9, 2004

Agricore United

ODD LOT PURCHASE PROGRAM
FOR HOLDERS OF 99 OR FEWER LIMITED VOTING COMMON SHARES
OF AGRICORE UNITED

January 9, 2004

Dear Shareholder,

United Grain Growers Limited, carrying on business as Agricore United (the "Company"), through the facilities of the Toronto Stock Exchange (the "TSX") and in compliance with the TSX Policy Statement on Small Shareholder Selling and Purchase Arrangements, is pleased to make available an odd lot purchase program (the "Odd Lot Program") to registered and beneficial shareholders who owned 99 or fewer Limited Voting Common Shares ("Shares") of the Company as of December 29, 2003. The Odd Lot Program does not apply to Shares held pursuant to the Company's Employee Share Purchase Plan or Member Share Purchase Plan. As well, the Odd Lot Program is not available to holders of Series A Convertible Preferred Shares or 9% Convertible Unsecured Subordinated Debentures.

The Company is offering the Odd Lot Program in order to provide shareholders who own 99 or fewer Shares (known as an "odd lot") with an opportunity to purchase additional Shares without incurring any brokerage fees in order to increase their holdings to a "board lot" of 100 Shares. The Company is planning to acquire odd lots from registered shareholders pursuant to a Share Consolidation Program as described in greater detail in the Management Proxy Circular for the upcoming Annual and Special Meeting of shareholders, a copy of which has been sent to you with this package. Registered shareholders holding at least a board lot will not have their holdings acquired by the Company at market prices in accordance with the Company's proposed Share Consolidation Program.

The Company is aware of the costs and inconvenience associated with purchasing a small number of Shares. A minimum brokerage fee for such a transaction could constitute a significant percentage of the total value of the Shares being purchased. Accordingly, the Odd Lot Program allows eligible shareholders to:

- Purchase additional Shares to increase their holdings to 100 Shares without paying any brokerage commissions
- Participate even if Share certificate(s) have been lost
- Conveniently complete the transaction by mail

The Odd Lot Program is a voluntary program, designed to assist shareholders in purchasing Shares in a convenient and inexpensive manner. While the Company is pleased to make the Odd Lot Program available to its shareholders, the Company makes no recommendation as to whether or not a particular shareholder should participate in the Odd Lot Program. The decision to participate should be based upon your particular financial circumstances and you may wish to contact your broker or financial advisor as to the advisability of participating.

Details regarding the Odd Lot Program are set forth in the accompanying Information Form and Questions and Answers contained in this booklet. The Company has arranged for Computershare Trust Company of Canada ("Computershare") to manage the Odd Lot Program. If you have any questions, please contact Computershare toll free at 1-877-982-8758 (International at 1-514-982-7800) during their hours of operation (8:30 a.m. to 8:00 p.m. EST), or by e-mail to caregistryinfo@computershare.com.

The Odd Lot Program will expire on Monday, February 9, 2004, at 4:00 p.m. (EST), unless extended. Shareholders who may be eligible are encouraged to read the accompanying materials to help in deciding whether to participate in the Odd Lot Program. If shareholders choose not to participate, they need not return the enclosed forms or notify the Company or Computershare.

Sincerely,

James M. Wilson

Jim Wilson
Chair of the Board

Agricore United

ODD LOT PURCHASE PROGRAM FOR HOLDERS OF 99 OR FEWER LIMITED VOTING COMMON SHARES OF AGRICORE UNITED

QUESTIONS AND ANSWERS

1. *Am I eligible to participate in the odd lot purchase program?*

Only registered or beneficial holders of 99 or fewer Limited Voting Common Shares (known as an "odd lot") of United Grain Growers Limited, carrying on business as Agricore United (the "Company"), on December 29, 2003, are eligible to participate in the odd lot purchase program (the "Odd Lot Program"). This includes beneficial shareholders whose Limited Voting Common Shares ("Shares") are held by brokers, dealers, banks, trust companies or other intermediaries.

The Odd Lot Program does not apply to Shares held pursuant to the Company's Employee Share Purchase Plan or Member Share Purchase Plan. As well, the Odd Lot Program is not available to holders of Series A Convertible Preferred Shares or 9% Convertible Unsecured Subordinated Debentures.

2. *How does the Odd Lot Program benefit me?*

The Odd Lot Program permits you to purchase additional Shares to increase your holdings to a "board lot" of 100 Shares without paying any brokerage commissions or other processing costs. In addition, if you do not already have a brokerage account, the Odd Lot Program permits you to purchase additional Shares without the inconvenience of opening one.

3. *I am eligible to participate in the Odd Lot Program. What happens if I do not participate in the Odd Lot Program?*

The Company is planning to acquire odd lots from *registered shareholders* holding 99 or fewer Shares pursuant to a Share Consolidation Program as described in greater detail in the Management Proxy Circular for the upcoming Annual and Special Meeting of Shareholders. If you are a *registered shareholder* and you increase your holdings to a "board lot" of 100 Shares by participating in the Odd Lot Program, your shareholdings will not be acquired by the Company at market prices in accordance with the Company's Share Consolidation Program.

If you are a *beneficial shareholder* of 99 or fewer Shares and you do not participate in the Odd Lot Program, your shareholdings will not be affected by the Share Consolidation Program.

4. *I have decided to participate in the Odd Lot Program. What do I have to do now?*

If you are a *registered shareholder*, **you should attach all of your Share certificate(s) to the Letter of Transmittal (printed on green paper), complete the enclosed Letter of Transmittal and sign it exactly as your name appears on the mailing label, and send in your Letter of Transmittal and Share certificate(s) by mailing them in the enclosed self-addressed return brown envelope or delivering them (by hand or courier) to the address**

indicated on the first page of the Information Form contained in this booklet. DO NOT SIGN THE BACK OF THE CERTIFICATE(S).

If you are a *beneficial shareholder*, you should ask your broker, dealer, bank, trust company or other intermediary holding your Shares to take the above action on your behalf.

5. *What do I do if my Share certificate(s) has been lost or destroyed?*

If you wish to purchase Additional Shares under the Odd Lot Program and you cannot locate your Share certificate(s), you must still return your completed and signed Letter of Transmittal. However, you must indicate that you have lost your Share certificate(s) by marking the appropriate box under the heading "Notice of Lost or Destroyed Certificates" on the Letter of Transmittal and complete and return the enclosed "Certificate of Lost or Destroyed Certificate(s)„.

6. *Can I purchase only a few additional Shares or more Shares than are required to increase my holdings to a board lot?*

No. To participate you must agree to purchase the number of additional Shares ("Additional Shares") required to bring your total number of Shares up to a "board lot" (a unit of 100 Shares) and no more and no less.

7. *What if I change my mind?*

Once you have submitted your Letter of Transmittal and Share certificate(s), you cannot withdraw your commitment to purchase Additional Shares.

8. *How much time do I have?*

The Odd Lot Program will expire on Monday, February 9, 2004, unless extended. If you wish to participate in the Odd Lot Program, your Share certificate(s) and Letter of Transmittal must be received no later than 4:00 p.m. (EST) on February 9, 2004. It is your responsibility to ensure that these documents are mailed or delivered so that they are received by Computershare Trust Company of Canada ("Computershare") by the expiration time. If you wish to participate, you are urged to respond to the Odd Lot Program as soon as possible.

9. *If I choose to purchase Additional Shares, what price will I pay for them?*

Additional Shares will be purchased on the open market by Scotia Capital Inc. ("Scotia Capital") each Thursday for all Letters of Transmittal received by Computershare the preceding Tuesday. **The price to be paid for each Additional Share purchased will be the average price of all purchases made under the Odd Lot Program on that date.**

10. *If I choose to purchase Additional Shares, how do I go about paying for them?*

An invoice showing the price to be paid for your Additional Shares and the total amount owing to Computershare will be mailed to you approximately five business days after they are purchased. You are then required to return a certified cheque, bank draft or money order in Canadian funds, payable to Computershare Trust Company of Canada, within 21 days of the invoice. If your Additional Shares are purchased on your behalf by a broker or other nominee, the invoice will be sent to your broker or nominee, who will be responsible for making the payment on your behalf.

If your certified cheque, bank draft or money order for payment for any Additional Shares is not received within 21 days of the invoice, all of your Shares (including any Additional Shares) will be sold on the open market and you will assume all responsibility for any loss and commissions incurred in connection with such sales.

11. If I purchase Additional Shares, when do I get the new Share certificate?

Your new Share certificate will be mailed to you approximately ten business days following receipt of your certified cheque, bank draft or money order in Canadian funds, payable to Computershare Trust Company of Canada. If you purchased through a broker or other nominee, the new Share certificate will be mailed to them.

12. Should I participate?

That's up to you. There are various factors which enter into a decision to purchase any Shares. Neither the Company, Computershare nor Scotia Capital make any recommendation as to whether or not you should participate in the Odd Lot Program. The decision to participate should be based on your particular financial circumstances and you may wish to contact your broker or financial advisor as to the advisability of participating.

13. What if I need assistance in completing the Letter of Transmittal?

If you have any further questions or need additional information about the Odd Lot Program, please contact Computershare, by telephone toll-free at 1-877-982-8758 (International at 1-514-982-7800), or by e-mail at caregistryinfo@computershare.com. They will be happy to assist you.

Agricore United

ODD LOT PURCHASE PROGRAM
FOR HOLDERS OF 99 OR FEWER LIMITED VOTING COMMON SHARES
OF AGRICORE UNITED

INFORMATION FORM

January 9, 2004

THE ODD LOT PURCHASE PROGRAM IS INTENDED TO ALLOW ELIGIBLE SHAREHOLDERS HOLDING LESS THAN 99 LIMITED VOTING COMMON SHARES (KNOWN AS AN "ODD LOT") TO PURCHASE SUFFICIENT LIMITED VOTING COMMON SHARES ("SHARES") OF UNITED GRAIN GROWERS LIMITED, CARRYING ON BUSINESS AS AGRICORE UNITED (THE "COMPANY"), TO INCREASE THEIR HOLDINGS TO 100 SHARES (KNOWN AS A "BOARD LOT") WITHOUT PAYING BROKERAGE FEES. PARTICIPATION IN THE ODD LOT PURCHASE PROGRAM IS SOLELY AT THE OPTION OF THE ELIGIBLE SHAREHOLDER.

The odd lot purchase program does not apply to Shares held pursuant to the Company's Employee Share Purchase Plan or Member Share Purchase Plan. As well, the Odd Lot Program is not available to holders of Series A Convertible Preferred Shares or 9% Convertible Unsecured Subordinated Debentures.

PROCEDURES FOR TRANSMITTING AGRICORE UNITED LIMITED VOTING COMMON SHARES UNDER THE ODD LOT PURCHASE PROGRAM

In order to purchase Shares of the Company through the odd lot purchase program (the "Odd Lot Program"), each eligible shareholder must complete and sign a Letter of Transmittal (printed on green paper) for all of his or her Shares, and send it together with all of his or her certificate(s) for Shares to Computershare Trust Company of Canada ("Computershare"), by mail in the enclosed self-addressed return brown envelope or by delivery (by hand or courier) to the address below, or request his or her broker, dealer, bank or other nominee holding such Shares to take such action on his or her behalf. THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE SHAREHOLDER. We strongly recommend that mailed certificate(s) be sent by registered mail. Shareholders who use the mail should allow approximately five business days for the Share certificate(s) and Letter of Transmittal (printed on green paper) to reach Computershare; however, neither the Company nor Computershare assumes any responsibility for delays in delivery or non-receipt of such documents. Shareholders should also note that the price of the Shares may change during such period.

To participate in the Odd Lot Program, you must complete and sign a Letter of Transmittal and return it together with your certificate(s) for all of your Shares. **IF YOU ARE THE REGISTERED HOLDER, DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S).** Please mail the completed Letter of Transmittal and all of your Share certificate(s) in the enclosed self-addressed return brown envelope or deliver these documents (by hand or courier) as follows:

COMPUTERSHARE TRUST COMPANY OF CANADA
Suite 600, 530 – 8th Avenue SW
Calgary, AB T2P 3S8
or
9th Floor
100 University Avenue
Toronto, ON M5J 2Y1

TRANSMITTAL OF SHARES IS IRREVOCABLE AND THERE ARE NO WITHDRAWAL RIGHTS. The Letter of Transmittal will contain your representation that (a) on December 29, 2003, you owned 99 or fewer Shares and that you are transmitting all such Shares and have not disposed of any such Shares, or (b) you are the nominee record holder transmitting Shares for the beneficial owner thereof, who has made the representation in (a) above to you.

SIGNING AUTHORITIES

Endorsement of the Share certificate(s) is only required if the person signing the Letter of Transmittal is NOT the registered holder. In such case, the Share certificate(s) must be endorsed or accompanied by a power of attorney signed by the registered holder, with the signature on the endorsement or power of attorney guaranteed by an Eligible Institution (as defined below). No guarantee is required if the signature is that of an Eligible Institution.

Where the Letter of Transmittal or any Share certificate(s) or power of attorney is executed by a person acting as an executor, administrator, trustee, guardian, attorney-in-fact or agent, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Company or Computershare, at their discretion, may require additional evidence of authority or additional documentation.

An "Eligible Institution" is a Canadian Schedule 1 chartered bank, major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

EXPIRATION OF THE ODD LOT PROGRAM

THE ODD LOT PROGRAM WILL EXPIRE ON MONDAY, FEBRUARY 9, 2004 AT 4:00 p.m. (EST), UNLESS EXTENDED. IF YOU WISH TO PURCHASE SHARES PURSUANT TO THE ODD LOT PROGRAM, YOUR PROPERLY COMPLETED LETTER OF TRANSMITTAL MUST BE RECEIVED TOGETHER WITH THE CERTIFICATE(S) FOR ALL OF YOUR SHARES PRIOR TO THE EXPIRATION OF THE ODD LOT PROGRAM. IT IS YOUR RESPONSIBILITY TO ENSURE THAT THESE DOCUMENTS ARE MAILED IN THE ENCLOSED SELF-ADDRESSED RETURN BROWN ENVELOPE OR DELIVERED (BY HAND OR COURIER) TO THE ADDRESS ON THE FIRST PAGE OF THIS INFORMATION FORM SUCH THAT THEY ARE RECEIVED BY COMPUTERSHARE BY THE EXPIRATION TIME. The Company reserves the right, without having any obligation to do so, to extend, amend or terminate the Odd Lot Program in compliance with the Policy Statement on Small Shareholder Selling and Purchase Arrangements of the Toronto Stock Exchange (the "TSX").

NOMINEE SHAREHOLDERS

All eligible shareholders whose Shares are held in nominee form (for example, in their broker's name or in the name of a bank or trust company) and who wish to participate in the Odd Lot Program, must instruct their broker or other nominee to arrange for the tendering of the Shares to Computershare so that the purchase may be effected. Nominees will be required to certify in the Letter of Transmittal that each beneficial owner for whom a tender of Shares is made has represented to them that such beneficial owner owns 99 or fewer Shares.

PAYMENT OF THE PURCHASE PRICE FOR ADDITIONAL SHARES

Following receipt in good order of all of your Share certificate(s) and a completed Letter of Transmittal indicating your intention to purchase additional Shares, the number of Shares (the "Additional Shares") needed to bring your total number up to a "board lot" (a unit of 100 Shares) will be purchased on your behalf on the open market through Scotia Capital Inc. ("Scotia Capital") which has been retained by the Company to manage the purchase of Shares under the Odd Lot Program. For the purposes of the Odd Lot Program, you will be the customer of Scotia Capital who is required to obtain the best available price for you .

Purchases will take place each Thursday for all Letters of Transmittal received by Computershare on or before the preceding Tuesday. Shareholders will pay a price per Share equal to the average price of all Shares purchased on that day pursuant to the Odd Lot Program. The average price for that day will be the total cost of all purchases pursuant to the Odd Lot Program on that day divided by the total number of such Shares purchased on that day.

An invoice showing the price to be paid per Share and the total amount owing to Computershare as payment for your Additional Shares will be mailed to you approximately five business days following the execution of all orders placed under the Odd Lot Program on the day your order is filled. You are then required to return a certified cheque, bank draft or money order in Canadian funds, payable to Computershare Trust Company of Canada, within 21 days of the invoice. Approximately ten business days following receipt of your certified cheque, bank draft or money order for payment of the invoice sent to you by Computershare, your new certificate will be mailed to you.

YOUR AUTHORIZATION TO PURCHASE, ONCE RECEIVED, CANNOT BE REVOKED. THERE ARE NO WITHDRAWAL RIGHTS.

SHAREHOLDERS WHO PARTICIPATE IN THE ODD LOT PROGRAM WILL NOT HAVE TO PAY BROKERAGE COMMISSIONS FOR THE PURCHASE OF ADDITIONAL SHARES. The Company will pay all brokers' fees to purchase your Additional Shares on your behalf.

If payment for any Additional Shares is not received within 21 days of the invoice, all of your Shares (including any Additional Shares) will be sold on the open market and you will assume all responsibility for any loss and commissions incurred in connection with such sale.

INFORMATION ABOUT THE SHARES

The Shares are listed on the TSX (trading symbol "AU"). The current market price is listed in the business section and/or money markets section of most major newspapers.

LOST CERTIFICATES

If you wish to purchase Additional Shares under the Odd Lot Program and you cannot locate your Share certificate(s), you must indicate this by marking the appropriate box under the heading " Notice of Lost or Destroyed Certificates" on the Letter of Transmittal and complete and return the enclosed "Certificate of Lost or Destroyed Certificate(s)„. If you do not submit all of your Share certificate(s) or indicate which of your certificate(s) are lost or destroyed, you will not be eligible to participate in the Odd Lot Program.

MISCELLANEOUS

The Company and Computershare shall have the right to reject any transmittal of Shares not received in proper form or, conversely, to waive any irregularities or conditions of any transmittal. Transmittals will be deemed not to have been validly made until any irregularities have been waived or cured to the satisfaction of the Company or Computershare. If any transmitted Shares are not processed because of an invalid or ineligible transmittal, the certificate(s) for such Shares will be returned as soon as practicable without expense to the transmitting shareholder.

The Odd Lot Program is not available in any jurisdiction in which the Odd Lot Program would not be in compliance with the laws of such jurisdiction.

Questions and requests for assistance and additional copies of these materials may be directed to Computershare as set forth below:

COMPUTERSHARE TRUST COMPANY OF CANADA
Tel. (toll free): 1-877-982-8758
International: 1-514-982-7800
E-mail: caregistryinfo@computershare.com
Hours of Operation: 8:30 a.m. to 8:00 p.m. EST

Agricore United

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
caregistryinfo@computershare.com
www.computershare.com

Holder Account Number

SEC File No. 82-34725

UGGQ

Odd Lot Purchase Program - Letter of Transmittal

TO: United Grain Growers Limited, carrying on business as Agricore United ("Agricore United"), and
TO: Computershare Trust Company of Canada

I WISH TO PURCHASE ADDITIONAL LIMITED VOTING COMMON SHARES ("Shares") under the Agricore United Odd Lot Purchase Program described in the Odd Lot Purchase Program Shareholder Information Booklet dated January 9, 2004, receipt of which is acknowledged. I enclose the share certificate(s) for all Shares I currently hold for the purpose of combining my currently held Shares with the additional Shares (the "Additional Shares") I need to purchase to achieve a shareholding of a "board lot" of exactly 100 Shares. I irrevocably appoint Computershare Trust Company of Canada (the "Manager") as my agent with respect to the transmitted Shares and the purchase of the Additional Shares. I represent that I have full power and authority to transfer the Shares and have good title, free and clear of all liens, charges and encumbrances, to the Shares. I further represent that I owned, on December 29, 2003, 99 or fewer Shares, that I am transmitting all such Shares and that I have not disposed of any such Shares, or that I am the nominee record holder submitting the same for the beneficial owner who has made the foregoing representations to me. I will execute any additional documents necessary or desirable to complete the purchase and transfer of the Additional Shares. I understand I will be invoiced for the Additional Shares and the Manager must receive my payment in Canadian funds for the Additional Shares within 21 days of the invoice date. I further understand that if I fail to make payment within the allotted time, all of my Shares (including any Additional Shares) will be sold in the open market by the Manager, and I will assume all responsibility for any loss and commission incurred in connection with such sale.

Description of Agricore United Shares Tendered

Certificate Number(s)	Name(s) in Which Registered (Please Print)	Number of Share(s)

Attach additional list if necessary.

Note: Please sign the back of this form

002IUF

Notice of Lost or Destroyed Certificates (see instruction #3 below)

☐ **I declare that I have lost my share certificate(s) and I have completed the enclosed Certificate of Lost or Destroyed Certificate(s).**

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

Please sign exactly as your name(s) appear(s) on the reverse side of this page. Each joint holder must sign. If you are signing for someone else, you must enclose with this Letter of Transmittal the documentation confirming your authorization to sign (see "Signing Authorities" in the Information Form contained in the Odd Lot Purchase Program Shareholder Information Booklet). By signing this Letter of Transmittal, you understand that your deposit and request to buy Additional Shares is irrevocable.

Signature ______________________ Signature ______________________ Date - Day __ Month __ Year ____

Telephone Number ___-___-____ SIN / TIN Number ___ ___ ___

Important Instructions for Participating in the Odd Lot Purchase Program

1. If you are the registered holder (your name appears on the share certificate), do not sign the back of your certificate(s).

2. Please mail this Letter of Transmittal with your share certificate(s) in the enclosed brown envelope or hand deliver or courier this Letter of Transmittal and your share certificate(s) to one of the appropriate addresses listed below. Please note the delivery recommendations and receipt provisions described on the first page of the Information Form contained in the Odd Lot Purchase Program Shareholder Information Booklet. **The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.**

3. If you cannot locate your share certificate(s), please tick the box above and complete the enclosed Certificate of Lost or Destroyed Certificate(s). The Certificate of Lost or Destroyed Certificate(s) should be sent along with your completed Letter of Transmittal and any share certificates not lost, either by mail in the enclosed brown envelope or hand delivered or couriered to one of the appropriate addresses listed below.

4. If you are a nominee record holder, by signing this Letter of Transmittal, you are certifying that the beneficial owner(s) of these Shares held 99 Shares or less as of December 29, 2003, the record date for the Odd Lot Purchase Program.

By Mail or Registered Mail

Computershare Trust Company of Canada
Attention: Corporate Actions
P.O. Box 7021
31 Adelaide St. E.
Toronto, ON M5C 3H2

By Hand or Courier

Computershare Trust Company of Canada
Attention: Corporate Actions
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Computershare Trust Company of Canada
Attention: Corporate Actions
530-8TH Ave. S.W., Ste. 600
Calgary, AB T2P 3S8

Please Direct Any Questions or Requests for Assistance to:

Computershare Trust Company of Canada
Toll Free (Canada and U.S.) 1-877-982-8758
International 1-514-982-7800
E-mail caregistryinfo@computershare.com
Hours of Operation: 8:30a.m. - 8:00p.m. EST

Agricore United™

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
caregistryinfo@computershare.com
www.computershare.com

Holder Account Number

SEC File No. 82-34725

UGGQ

Certificate of Lost or Destroyed Certificate(s) - Agricore United

For use only in connection with the Agricore United Odd Lot Purchase Program.

- This form is to be completed only if you cannot locate your certificate(s) for Agricore United Shares.

Mark the box only if you have lost your share certificate(s). Failure to indicate which certificate number(s) are lost will negate this form and as a result, no certificates will be deemed lost or misplaced.

The undersigned person(s) certifies that: "I am the lawful owner of the above described certificate(s). The certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Certificate for the purpose of instructing you to replace the lost or destroyed certificate(s) and for the purpose of inducing the purchase of the Additional Shares without surrender of the certificate(s). I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Agricore United. In consideration of the replacement of the lost or destroyed certificate(s) and the purchase of the Additional Shares in accordance with the foregoing, I agree to completely indemnify, protect and save harmless Agricore United, Computershare Trust Company of Canada, and any other party to the transaction (the "Obligees"), from and against all loss, costs and damages, including court costs and solicitor's fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), and the purchase of the Additional Shares. The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred."

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our holdings.

Signature	Signature	Date - Day Month Year
		/ /

Please sign exactly as your name(s) appears(s) on the top of this page. Each joint holder must sign. If you are signing for someone else, you must enclose with this form the documentation confirming your authorization to sign (see "Signing Authorities" in the Information Form contained in the Odd Lot Purchase Program Shareholder Information Booklet).

Agricore United™

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
caregistryinfo@computershare.com
www.computershare.com

04 JAN 15 7:21

Holder Account Number

SEC File No. 82-34725

UGGQ

United Grain Growers Limited, carrying on business as Agricore United ("Agricore United") - Letter of Transmittal

Letter of Transmittal for registered holder(s) of 100 or more Limited Voting Common Shares ("Shares") of Agricore United.
Please read the instructions on the reverse before completing this Letter of Transmittal.

This Letter of Transmittal together with your share certificate(s) should be delivered or sent by mail (registered mail is recommended) to Computershare Trust Company of Canada ("Computershare") at one of its offices as indicated on the reverse.

DESCRIPTION OF AGRICORE UNITED SHARES TENDERED

Certificate Number(s)	Number of Shares	Registered in the Name(s) of*

*May only show partial registration

DIRECTION TO COMPUTERSHARE

Please issue and forward the new certificate for the Shares represented by the above certificate(s) as follows:

Name (please print)

Address

City | Province | Postal Code

( ) | ( )

Telephone (Office) | (Home) | Social Insurance Number

☐ **If you wish to pick up your new share certificate reflecting the new CUSIP number, please tick this box.**

002IRC

The above-listed share certificate(s) is/are hereby submitted in order that they may be exchanged for a new share certificate reflecting the new CUSIP number assigned to the Shares of Agricore United as a result of the approval of By-law No. 43, submitted for approval at the Annual and Special Meeting of Shareholders held on February 11, 2004 or any adjournment or postponement thereof, and the consolidation and subdivision of the Shares contemplated thereunder becoming effective, and returned to the undersigned forthwith thereafter.

Signature	Signature	Date - Day / Month / Year
		/ /

Signature(s) must correspond with the name(s) printed on the share certificate(s). If not, refer to Instruction No. 3 below.

Instructions

1. This Letter of Transmittal must be completed and signed by all registered holder(s) of 100 or more Shares and returned together with the appropriate share certificate(s) to Computershare by mail in the enclosed brown envelope or by hand or courier to one of the appropriate offices listed below. **The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.**

2. Share certificate(s) registered in the name(s) of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney. PLEASE DO NOT SIGN YOUR SHARE CERTIFICATE(S).

3. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the deposited Shares, the share certificate(s) must be endorsed or accompanied by a power of attorney signed by the registered holder(s). If the new certificate is to be issued in a name other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Agricore United, the registered holder(s) must sign the Letter of Transmittal. In each case, the signature of the registered holder(s) must be guaranteed by an Eligible Institution, or in some manner satisfactory to Computershare (except that no guarantee is required if the signature is that of an Eligible Institution).

   An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchanges Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, tutor, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. If you need information regarding the required documents, please contact Computershare at the telephone numbers or e-mail address below.

5. Agricore United reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

6. If a share certificate cannot be located, this Letter of Transmittal should be completed and forwarded to Computershare together with a letter describing the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

By Mail or Registered Mail

Computershare Trust Company of Canada
Attention: Corporate Actions
P.O. Box 7021
31 Adelaide St. E.
Toronto, ON M5C 3H2

By Hand or Courier

Computershare Trust Company of Canada
Attention: Corporate Actions
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

Computershare Trust Company of Canada
Attention: Corporate Actions
530-8TH Ave. S.W., Ste. 600
Calgary, AB T2P 3S8

Please Direct Any Questions or Requests for Assistance to:

Computershare Trust Company of Canada
Toll Free (Canada and U.S.) 1-877-982-8758
International 1-514-982-7800
E-mail caregistryinfo@computershare.com
Hours of Operation: 8:30a.m. - 8:00p.m. EST

Agricore United™

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Telephone 1-800-663-9097
514-982-7270
Facsimile 1-866-249-7775
416-263-9524
www.computershare.com

Security Class

Holder Account Number

SEC File No. 82-34725

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

ABC 123 X X

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Proxy Form - Annual and Special Meeting to be held on February 11, 2004

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

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To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically by visiting <www.computershare.com> - click "Investors" and then "Shareholder Communications" and follow the on-screen prompts.

Proxies submitted must be received by 4:30 p.m., Toronto Time, on February 9, 2004 or such later time as the Chairman may determine.

THANK YOU

002CEF

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Limited Voting Common Shares of *United Grain Growers Limited operating as Agricore United* hereby appoint(s):
James M. Wilson, Chair of the Board of Directors, or failing him, Jon K. Grant, 1st Vice-Chair and Director

OR **Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.**

as my/our proxyholder with full power of substitution to attend, vote and otherwise act for and on my/our behalf as directed herein and in respect of any amendments or variations to the matters identified below and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of United Grain Growers Limited operating as Agricore United (the "Company") to be held at Fantasyland Hotel, West Edmonton Mall, 17700 - 87 Avenue, Edmonton, Alberta, on Wednesday, February 11, 2004 at 9:30 am and at any adjournment(s) or postponement(s) thereof. If directions have been given, the shares represented by this proxy will be voted in accordance with such directions on any ballot that may be called for. **If no direction is made in respect of any of the matters specified below, the shares represented by this proxy will be voted FOR such matter.** If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) or postponement(s) thereof or if any other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, this proxy confers discretionary authority on the proxyholder to vote on such amendments or variations or such other matters as the proxyholder sees fit.

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1. Election of Director

Election of Paul B. Mulhollem as a Non-Member Director for a three-year term.

For ☐ Withhold ☐

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Directors to fix the auditors' remuneration.

For ☐ Withhold ☐

3. Amendments to By-Law No. 41 Resolution

Management recommends a vote FOR the following ordinary resolution. Please read the ordinary resolution in full in the accompanying Management Proxy Circular, or at www.agricoreunited.com.

The ordinary resolution to approve, ratify and confirm amendments to By-Law No. 41 of the Company in the form set out as Exhibit A to Schedule A to the Management Proxy Circular.

For ☐ Against ☐

4. Approval of By-Law No. 43 Resolution

Management recommends a vote FOR the following special resolution. Please read the special resolution in full in the accompanying Management Proxy Circular, or at www.agricoreunited.com.

The special resolution to approve, ratify and confirm the enactment of By-Law No. 43 of the Company in the form set out as Exhibit A to Schedule B to the Management Proxy Circular.

For ☐ Against ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date - Day / Month / Year

Quarterly Financial Statements Request

☐ Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

UGGQ

002CFK

SEC File No. 82-34725

Agricore United™

NOTICE OF
2003 ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

December 31, 2003

Dear Shareholder,

You are invited to attend the Annual and Special Meeting of the Shareholders of Agricore United which will be held in The Fantasyland Hotel, Edmonton, Alberta on Wednesday, February 11, 2004 at 9:30 a.m.

The items of business to be acted upon by our Shareholders are set forth in the accompanying Notice of Annual and Special Meeting and Management Proxy Circular. At this meeting we will review with you the business and affairs of the Company and our expectations for the future. You will also have an opportunity to meet your Directors and the management of the Company.

Return of Proxy

If you are unable to attend in person please complete, date, sign and promptly return the enclosed form of proxy in the white envelope provided for this purpose. By returning your proxy you may save your Company the cost of additional proxy solicitation which is ultimately borne by all Shareholders. If you intend to be present at the meeting you may nevertheless find it convenient to express your views in advance by returning the form of proxy duly completed. If more convenient, you may fax your completed proxy to Computershare Trust Company of Canada at 1-866-249-7775.

Shareholder Programs

I wish to direct your attention in particular to the Small Shareholder Consolidation Program and Odd Lot Purchase Program which are described on pages 6 to 9 of the accompanying Management Proxy Circular.

Odd Lot Purchase Program

If you hold less than 100 Limited Voting Common Shares, please review the Odd Lot Purchase Program Shareholder Information Booklet that has been sent to you with this package. If you decide to participate in this program you will be required to take the steps described in that booklet, including returning your share certificate(s) for your Limited Voting Common Shares with the completed transmittal form (printed on green paper) in the brown envelope provided for that purpose or by delivery prior to 4:00 p.m. (EST) on February 9, 2004.

Shareholders who hold 100 or more Limited Voting Common Shares will not be receiving the Odd Lot Purchase Program Shareholder Information Booklet as that program is not available to them.

Small Shareholder Consolidation Program

If the Small Shareholder Consolidation Program is approved at the Annual and Special Meeting, the effect on registered Shareholders and the steps registered Shareholders are required to take are set out on page 9 of the accompanying Management Proxy Circular and include:

(a) Registered Shareholders holding less than 100 Limited Voting Common Shares on February 22, 2004 will receive a cash payment based on market prices for their shares and their shares will be cancelled; and

(b) Registered Shareholders holding 100 or more Limited Voting Common Shares on February 22, 2004 will continue to hold the same number of Limited Voting Common Shares. These Shareholders are required to return the share certificate(s) for their existing shares with the completed transmittal form (printed on yellow paper) in the brown envelope provided for that purpose included with the accompanying Management Proxy Circular or by delivery. These share certificates will be exchanged for new share certificates.

Webcast

The Annual and Special Meeting of the Shareholders is designed to be an informative and interactive session. We hope you will be able to join us, in person, or through webcast, which will be available live at our website: www.agricoreunited.com. Additionally, the recorded meeting will continue to be available on our website after it is held. In the meantime, you may wish to view our 2003 Annual Report, quarterly results and other information, also available on our website.

Sincerely yours,

Jim Wilson,
Chair of the Board

TABLE OF CONTENTS

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is given that the annual and a special meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of UNITED GRAIN GROWERS LIMITED, operating as **AGRICORE UNITED** (the "Company") will be held at The Fantasyland Hotel at West Edmonton Mall, 17700-87 Avenue, Edmonton, Alberta on Wednesday, February 11, 2004 at 9:30 a.m. for the following purposes:

1. *to elect one Non-Member Director for a three-year term;*
2. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors;*
3. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule "A" to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) approving, ratifying and confirming amendments to By-law No. 41 (the General By-law) of the Company (as set out as Exhibit A to Schedule A to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting);*
4. *to consider and, if deemed advisable, to pass a special resolution (in the form annexed as Schedule B to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) approving, ratifying and confirming the enactment of By-law 43 of the Company (as set out as Exhibit A to Schedule B to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting); and*
5. *to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.*

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY FOR USE AT THE MEETING BY EITHER USING THE ENCLOSED SELF-ADDRESSED WHITE ENVELOPE OR FAXING THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA AT 1-866-249-7775.

All instruments appointing proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 prior to 4:30 p.m. (Toronto Time) on February 9, 2004 or such later time as the Chair may determine.

The 2003 Annual Report, the Management Proxy Circular and a form of Proxy accompany this Notice of Annual and Special Meeting.

DATED at Winnipeg, Manitoba, this 31st day of December, 2003.

By order of the Board
TOM KIRK, Corporate Secretary
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of United Grain Growers Limited, operating as Agricore United (the "Company" or "Agricore United") to be used at the annual and special meeting (the "Meeting") of holders ("Shareholders") of Limited Voting Common Shares (the "Limited Voting Common Shares") of the Company to be held at The Fantasyland Hotel at West Edmonton Mall, 17700-87 Avenue, Edmonton, Alberta, on Wednesday, February 11, 2004 at 9:30 a.m. and at any and all adjournments and postponements thereof for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting"). While it is expected that the solicitation will be primarily by mail, proxies may also be solicited by directors, officers or regular employees of the Company personally or by telephone. The cost of solicitation will be borne by the Company. The information contained herein is given as at December 31, 2003 except where otherwise noted.

Appointment of Proxy Holders and Revocation of Proxies

Shareholders who wish to be represented by proxy at the Meeting must deposit properly executed proxies with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (delivery or mail using the enclosed self-addressed white envelope) or by fax at 1-866-249-7775, prior to 4:30 p.m. (Toronto Time) on February 9, 2004 or such later date as the Chair may determine. All Limited Voting Common Shares represented by properly executed proxies will be voted for or against or withheld from voting on matters identified in the Notice of Meeting in accordance with the instructions of the Shareholders as specified thereon except as set out below (see "Exercise of Discretion by Proxy Holders").

The persons named in the enclosed form of proxy are Directors or officers of the Company. As indicated on the form of proxy, a Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting may do so by inserting such person,s name in the blank space provided on that form and delivering or mailing the completed proxy using the enclosed self-addressed white envelope to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at 1-866-249-7775 for receipt prior to the deadline set forth above.

All non-registered holders of Limited Voting Common Shares who receive these materials through a broker or other intermediary should complete and return the materials entitling such beneficial owners to vote in accordance with the instructions provided to them by such broker or other intermediary.

A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a company, by an officer or attorney thereof duly authorized, and deposited with Computershare Trust Company of Canada at the above address, at any time up to and including 4:30 p.m. (Toronto Time) on the last business day preceding the day of the Meeting at which the proxy is to be used or, in any case, with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Record Date for Notice of Meeting and Provisions Related to Voting

The Board of Directors of the Company has fixed December 29, 2003 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each Limited Voting Common Share shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date. A person who has acquired Limited Voting Common Shares after the record date who obtains from the vendor of such shares an executed proxy relating to the transferred shares and deposits such proxy with Computershare Trust Company of Canada at the above address, prior to 4:30 p.m. (Toronto Time) on February 9, 2004 or such later time as the Chair may determine will be entitled to vote such shares at the Meeting.

Exercise of Discretion by Proxy Holders

The persons named in the enclosed form of proxy will vote the Limited Voting Common Shares in respect of which they are appointed proxy holder in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such Limited Voting Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before such Meeting.** At the date hereof, management of the Company knows of no such amendment, variation, or other matters.

Limited Voting Common Shares and Principal Holders Thereof

The issued and outstanding capital of the Company as at December 29, 2003, consisted of 45,312,720 Limited Voting Common Shares and 1,105,151 Series A Convertible Preferred Shares. The Limited Voting Common Shares are the only class of the Company's shares entitled to be voted at the Meeting.

Unless otherwise indicated, every question coming before the Meeting shall be determined by the majority of votes duly cast on the question.

As at December 29, 2003, to the knowledge of the management of the Company, the only person owning beneficially or exercising control or direction over more than 10% of the outstanding Limited Voting Common Shares was Archer Daniels Midland Company ("ADM") which, through its wholly-owned subsidiary, ADM Agri-Industries Company, beneficially owns 9,091,970 Limited Voting Common Shares, or approximately 20.06% of the issued and outstanding Limited Voting Common Shares. The Company completed an offering of $105 million aggregate principal amount of 9% Convertible Unsecured Subordinated Debentures (the "Debentures") on November 27, 2002. ADM Agri-Industries Company purchased $45 million aggregate principal amount of the Debentures under the offering pursuant to its existing pre-emptive rights described under "Corporate Governance Practices – Composition of the Board". Assuming conversion of all of the Debentures into Limited Voting Common Shares, ADM would beneficially own approximately 25.44% of the outstanding Limited Voting Common Shares of the Company.

BUSINESS OF THE MEETING

Election of Director

Under its governing legislation, the Company has both Members and Shareholders. Members are farming customers of Agricore United who, through a system of delegate voting based upon geographic representation, are entitled to elect 12 of the 15 Directors of the Company. These 12 Directors must also be Members and Shareholders of Agricore United. The remaining three Directors, who cannot be Members of Agricore United, are elected by Shareholders. On February 5, 2003 Mr. Jon Grant and Mr. G. Allen Andreas were elected as Non-Member Directors for terms of office scheduled to expire at the Annual Meeting for 2004 and 2005 respectively. One Non-Member Director is proposed for election at the meeting for a three-year term.

Set forth below is the name of the Non-Member Director nominee proposed for election this year, his municipality of residence, principal occupation or employment during the past five years, all positions and offices held with the Company, the number of Limited Voting Common Shares and Series A Convertible Preferred Shares of the Company owned by the nominee or over which control or direction is exercised and the length of his proposed term of office.

Name and Address	Principal Occupation or Employment during past 5 years	Positions and Office Held with Company	Director Since	Number of Limited Voting Common Shares owned or beneficially owned(1)	Number of Series A Convertible Preferred Shares owned or beneficially owned(1)	Term of Office
Paul B. Mulhollem(2) Decatur, Illinois	Executive, ADM	Director	Feb. 6/02	1	0	3 years

(1) Based upon information provided by the nominee.
(2) Nominated pursuant to the Strategic Alliance Agreement with ADM described under "Corporate Governance Practices – Composition of the Board".

The above-named nominee has established his eligibility and willingness to serve as a Director if elected. If, prior to the Meeting, such nominee becomes unable or unwilling to serve and unless authority to vote in favour of the election of such nominee has been withheld, the persons named in the enclosed form of proxy will have the right to vote for a properly qualified substitute in their discretion.

Set forth below are the names of the current Member and Non-Member Directors, their municipalities of residence, their position with the Company, their principal occupations or employment, shareholdings, the year since which each Director has continually served as Director of the Company and the length of his or her remaining term of office.

Name and Municipality of Residence	Position	Principal Occupation or Employment during the past 5 years	Limited Voting Common Shares Owned or Beneficially Owned(5)	Series "A" Convertible Preferred Shares Owned or Beneficially Owned(5)	Principal Amount of 9% Convertible Unsecured Subordinated Debentures (5)	Period(s) as a Director (7)	Term of Office Expires (8)
Theodore M. Allen (3) Calgary, AB	Director (Former Chair)	Chair of the Company	72,803	779	$300,000.00	since 1973	2004
G. Allen Andreas (2)(6) Decatur, IL	Director	Executive, ADM (Agribusiness Company)	1	---	---	since 2002	2004
Hugh F. Drake Elkhorn, MB	Director	Farmer	6,348	1	$70,000.00	since 2001	2005
Wayne W. Drul (1)(3) Oakburn, MB	Vice Chair Manitoba & Director	Farmer	6,897	193	$2,000.00	since 1994	2004
Jon K. Grant (1)(2)(4)(6) Peterborough, ON	First Vice Chair & Director	Executive	2,556	---	---	since 2002	2005
Brett R. Halstead Nokomis, SK	Director	Farmer	3,329	7	---	since 2002	2005
Alanna L. Koch (2)(4) Edenwold, SK	Director	Farmer	1,594	---	---	since 2002	2005
Maurice A. Lemay (1)(2) Tangent, AB	Vice Chair Alberta & Director	Farmer	5,354	451	---	since 1994	2003
Donald W. Lunty Forestburg, AB	Director	Farmer	8,236	---	$10,000.00	since 2001	2004
Paul B. Mulhollem (3)(6) Decatur, IL	Director	Executive, ADM (Agribusiness Company)	1	---	---	since 2002	2003
Robert D. Pettinger (3)(4) Elgin, MB	Director	Farmer	4,806	---	---	since 2001	2004
Neil D. Silver (3) Huxley, AB	Director	Farmer	4,570	---	---	since 2001	2003
Ernest J. Sirski (2) Dauphin, MB	Director	Farmer	5,275	1	$20,000.00	since 1993	2003
James M. Wilson (1)(2)(4) Darlingford, MB	Chair & Director	Farmer	6,190	---	---	since 2001	2003
Terry V. Youzwa (1)(2)(4) Nipawin, SK	Vice Chair Saskatchewan & Director	Farmer	5,399	72	$37,000.00	since 1990	2005

Notes:

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of Compensation/Pension Committee
(4) Member of the Nominating and Governance Committee
(5) Based upon information provided by each Director
(6) Non Member Director
(7) The period(s) as a Director shown are the date of original election as a director of the Company. The year listed is the financial year of the Company. The Director was elected at the Annual Members' Meeting of the Company following such financial year. Messrs. Drake, Lunty, Pettinger, Silver and Wilson became directors in 2001 as a result of the Merger but had served various terms as directors of Agricore Cooperative Ltd. ("Agricore") prior to the combination of the business of the Company and Agricore which was effective November 1, 2001 (the "Merger").
(8) The year listed is the financial year of the Company. The Directors term will expire at the annual meeting of the Company following such financial year.

Appointment and Remuneration of Auditors

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of Shareholders and the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors were first appointed as auditors of the Company on September 1, 1928. A resolution appointing the auditors and authorizing the Directors to fix such remuneration must be passed by a majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting.

Amendments to By-law No. 41

By-law 41 (the "General By-law") is the General By-law of the Company.

It is proposed that certain amendments be made to the General By-law.

In the 2003 financial year, the Board determined that:

- it would not appoint a President for the year;
- the designation of Vice Presidents on the Board should be changed to the designation of Vice Chairs.
- all references to "Chairman" throughout the By-law should be amended to "Chair";
- the Executive Committee should consist of the Chair, First Vice Chair, other Vice Chairs, and unless an external director occupies one of those positions, at least one Non-Member Director; and
- the Chair should be an ex officio member of all committees of the Board of which the Chair is not otherwise made a member by the General By-law or by appointment by the Board.

In addition in December 2003, the Board determined that:

1. The provisions of the General By-law for *Notice of Member Advisory Group Meetings* should be revised to provide greater flexibility including to permit notice of such meetings by advertisement; and
2. The provisions respecting *Delegate Credentials* for delegates who attend Annual Members' Meetings or special Members' Meetings should be revised to provide greater flexibility in the manner in which such credentials can be provided.

As a result, certain amendments to the General By-law are required. These changes are set out in detail in Exhibit A to Schedule A. At the Annual and Special Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution in the form of Schedule A approving, ratifying and confirming these amendments to the General By-law of the Company. To be effective, the majority of the votes cast by the

By-law No. 43 will implement the following steps:

(a) effective 12:01 a.m. on February 22, 2004 (or such other date as the Chair of the Board may determine) (the "Consolidation Date"), the Limited Voting Common Shares of the Company will be consolidated on a 1 for 100 basis;

(b) thereupon, any registered holder of less than one Limited Voting Common Share will have his or her shares cancelled, will cease to hold Limited Voting Common Shares and instead will be entitled to a cash payment equal to the number of pre-Consolidation Limited Voting Common Shares held by such registered holder multiplied by the weighted average trading price per pre-Consolidation Limited Voting Common Share on the TSX during the ten consecutive trading days ending on and including the trading day immediately prior to February 11, 2004, the date on which the Special Resolution is expected to be considered and passed; and

(c) effective 12:01 a.m. on February 23, 2004 (the date immediately following the Consolidation Date) (the "Subdivision Date"), the remaining Limited Voting Common Shares will be subdivided on a 100 for 1 basis.

The results of these steps will be that the registered holders of less than 100 Limited Voting Common Shares will cease to hold Limited Voting Common Shares and instead will be entitled to receive a cash payment for their shares. After completion of these steps, registered holders of 100 or more Limited Voting Common Shares will hold the same number of shares as they held before the Consolidation and subdivision.

The Consolidation and subdivision will only apply to registered Shareholders. Holders of less than 100 Limited Voting Common Shares who own all of their shares beneficially (a) through an intermediary (including, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) who would like their shares to be subject to the steps described above should contact the intermediary or clearing agency to arrange to have the shares held beneficially transferred to registered form. If a holder of 100 or more Limited Voting Common Shares in the aggregate holds shares in both registered form and beneficially through an intermediary or clearing agency, but holds less than 100 shares in registered form, the shares held in registered form will be eliminated as a result of the Consolidation. To avoid this, such Shareholder should contact the intermediary or clearing agency to arrange to have the shares held in registered form transferred to beneficial ownership through the intermediary or clearing agency.

The form of proxy delivered with this Management Proxy Circular provides a means for a shareholder to vote for or against the Special Resolution. It is the intention of the persons whose names are printed on the enclosed form of proxy to vote such proxy IN FAVOUR of the Special Resolution, unless specifically instructed on the form of proxy to vote against the Special Resolution.

Appointment and Remuneration of Auditors

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of Shareholders and the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors were first appointed as auditors of the Company on September 1, 1928. A resolution appointing the auditors and authorizing the Directors to fix such remuneration must be passed by a majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting.

Amendments to By-law No. 41

By-law 41 (the "General By-law") is the General By-law of the Company.

It is proposed that certain amendments be made to the General By-law.

In the 2003 financial year, the Board determined that:

- it would not appoint a President for the year;
- the designation of Vice Presidents on the Board should be changed to the designation of Vice Chairs.
- all references to "Chairman" throughout the By-law should be amended to "Chair";
- the Executive Committee should consist of the Chair, First Vice Chair, other Vice Chairs, and unless an external director occupies one of those positions, at least one Non-Member Director; and
- the Chair should be an ex officio member of all committees of the Board of which the Chair is not otherwise made a member by the General By-law or by appointment by the Board.

In addition in December 2003, the Board determined that:

1. The provisions of the General By-law for *Notice of Member Advisory Group Meetings* should be revised to provide greater flexibility including to permit notice of such meetings by advertisement; and
2. The provisions respecting *Delegate Credentials* for delegates who attend Annual Members' Meetings or special Members' Meetings should be revised to provide greater flexibility in the manner in which such credentials can be provided.

As a result, certain amendments to the General By-law are required. These changes are set out in detail in Exhibit A to Schedule A. At the Annual and Special Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution in the form of Schedule A approving, ratifying and confirming these amendments to the General By-law of the Company. To be effective, the majority of the votes cast by the

Shareholders represented in person or by proxy at the Meeting must be cast in favour of such resolution.

Small Shareholder Consolidation Program

The Company has a large number of registered Shareholders holding small numbers of Limited Voting Common Shares. The number of registered Shareholders holding fewer than 100 Limited Voting Common Shares ("Small Shareholders") is estimated to be 57,789 as at December 15, 2003, on which date such Small Shareholders held an aggregate of 1,509,027 Limited Voting Common Shares (approximately 3.3% of the total outstanding Limited Voting Common Shares) representing an average holding per Small Shareholder of about 26 Limited Voting Common Shares. The Company spends a significant amount of money each year printing and mailing materials required by statute (such as annual reports and information circulars) and dividend cheques to these Shareholders and servicing their accounts through the Company's registrar and transfer agent. In addition, the Company lacks the correct mailing addresses for a significant number of these Shareholders.

The total annual mailing and other costs to the Company in respect of the holdings of Small Shareholders is approximately $300,000. The recent decision to declare quarterly dividends, which is consistent with most of the other companies listed on the Toronto Stock Exchange (the "TSX"), has contributed to an increase in these costs while providing a quarterly dividend based on the average holding per Small Shareholder of only approximately $0.78 per Shareholder. Additionally, management commits a significant amount of time and effort fulfilling legal requirements arising as a result of these small shareholdings, the costs of which have not been quantified.

The Company has decided to address these issues by implementing a program to acquire holdings of less than 100 Limited Voting Common Shares ("Small Shareholdings"). These shareholdings will be acquired through a consolidation of the Limited Voting Common Shares on a 1 for 100 basis (the "Consolidation") and the cancellation of fractional shares. Shareholders whose shares are cancelled pursuant to this process will be entitled to receive a cash payment equal to the number of pre-Consolidation Limited Voting Common Shares held by such holder multiplied by the weighted average trading price per pre-Consolidation Limited Voting Common Share on the TSX during the ten consecutive trading days ending on and including the trading day immediately prior to February 11, 2004, the date on which Shareholders are to consider and, if deemed advisable, pass a special resolution approving By-law No. 43 (which provides for the Consolidation and cash payment for fractional shares). Prior to the Consolidation, Small Shareholders will be given the opportunity through an odd lot purchase program to purchase at market prices additional Limited Voting Common Shares sufficient to bring their shareholdings to 100 Limited Voting Common Shares without paying brokerage commissions. Those Small Shareholders who choose not to participate in the odd lot purchase program and purchase additional shares will cease to be Shareholders following the implementation of the Consolidation and will receive a cash payment for their shares pursuant to the operation of By-law No. 43 as described above.

Based on communications received from Shareholders and a recent survey conducted on behalf of the Company, the Company believes that most of the Small Shareholders will welcome the opportunity to either purchase additional Limited Voting Common Shares through the odd lot purchase program or to dispose of their shares, in either case without being required to pay a brokerage commission, which, due to the small size of their shareholdings, presently makes it uneconomical to do either through normal channels.

Holders of the Company's Series A Convertible Preferred Shares and 9% Convertible Unsecured Subordinated Debentures will be unaffected by the Consolidation of the Limited Voting Common Shares and will not be eligible to participate in the odd lot purchase program

Purchase of Additional Shares Through Odd Lot Purchase Program

The Company has commenced an odd lot purchase program in order to provide holders of less than 100 Limited Voting Common Shares (known as an "odd lot") with the opportunity prior to the Consolidation to purchase, at market prices and in a convenient and inexpensive manner additional Limited Voting Common Shares sufficient to give them holdings of at least 100 Limited Voting Common Shares. Small Shareholders who purchase additional shares pursuant to the odd lot purchase program and hold at least 100 Limited Voting Common Shares as of the Consolidation Date (as defined below) will not have their shareholdings acquired as a result of the Consolidation and will continue as Shareholders of the Company.

The odd lot purchase program permits Small Shareholders to purchase additional shares at market prices over the TSX at any time until February 9, 2004, without payment of brokerage commissions. The Company will pay brokerage commissions and any other costs in connection with such purchases. Small Shareholders as at December 29, 2003 were sent with these Management Proxy Circular materials describing the odd lot purchase program, including how to participate in the program. If you would like to receive a copy of these materials, please contact Computershare Trust Company of Canada by telephone at 1-866-982-8758 (toll free) or 1-514-982-7000 (International), or by e-mail at caregistry@computershare.com.

Registered shareholders holding less than 100 Limited Voting Common Shares who choose not to purchase additional Limited Voting Common Shares pursuant to the odd lot purchase program will have their shareholdings acquired and cancelled as a result of the Consolidation for a cash payment pursuant to the operation of By-law No. 43 as described below.

Approval by Shareholders of By-law No. 43

The Consolidation and elimination of the Small Shareholdings will be implemented through the operation of By-law No. 43 attached as Exhibit A to Schedule B to this Management Proxy Circular. At the Annual and Special Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the "Special Resolution") in the form of Schedule B to this Management Proxy Circular approving, ratifying and confirming the enactment of By-law No. 43 by the Board. To be effective, two-thirds of the votes cast by Shareholders represented in person or by proxy at the meeting must be cast in favour of the Special Resolution. If the Special Resolution does not receive the requisite Shareholder approval, By-law No. 43 will not become effective, the Consolidation will not be implemented and the Small Shareholdings will not be acquired and cancelled. The Board has retained discretion not to proceed with the steps outlined below even if the required Shareholder approval is obtained.

By-law No. 43 will implement the following steps:

(a) effective 12:01 a.m. on February 22, 2004 (or such other date as the Chair of the Board may determine) (the "Consolidation Date"), the Limited Voting Common Shares of the Company will be consolidated on a 1 for 100 basis;

(b) thereupon, any registered holder of less than one Limited Voting Common Share will have his or her shares cancelled, will cease to hold Limited Voting Common Shares and instead will be entitled to a cash payment equal to the number of pre-Consolidation Limited Voting Common Shares held by such registered holder multiplied by the weighted average trading price per pre-Consolidation Limited Voting Common Share on the TSX during the ten consecutive trading days ending on and including the trading day immediately prior to February 11, 2004, the date on which the Special Resolution is expected to be considered and passed; and

(c) effective 12:01 a.m. on February 23, 2004 (the date immediately following the Consolidation Date) (the "Subdivision Date"), the remaining Limited Voting Common Shares will be subdivided on a 100 for 1 basis.

The results of these steps will be that the registered holders of less than 100 Limited Voting Common Shares will cease to hold Limited Voting Common Shares and instead will be entitled to receive a cash payment for their shares. After completion of these steps, registered holders of 100 or more Limited Voting Common Shares will hold the same number of shares as they held before the Consolidation and subdivision.

The Consolidation and subdivision will only apply to registered Shareholders. Holders of less than 100 Limited Voting Common Shares who own all of their shares beneficially (a) through an intermediary (including, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) who would like their shares to be subject to the steps described above should contact the intermediary or clearing agency to arrange to have the shares held beneficially transferred to registered form. If a holder of 100 or more Limited Voting Common Shares in the aggregate holds shares in both registered form and beneficially through an intermediary or clearing agency, but holds less than 100 shares in registered form, the shares held in registered form will be eliminated as a result of the Consolidation. To avoid this, such Shareholder should contact the intermediary or clearing agency to arrange to have the shares held in registered form transferred to beneficial ownership through the intermediary or clearing agency.

The form of proxy delivered with this Management Proxy Circular provides a means for a shareholder to vote for or against the Special Resolution. It is the intention of the persons whose names are printed on the enclosed form of proxy to vote such proxy IN FAVOUR of the Special Resolution, unless specifically instructed on the form of proxy to vote against the Special Resolution.

If the Special Resolution is approved, registered Shareholders are required to take the specific actions set out below after the Special Meeting.

REGISTERED SHAREHOLDERS WITH 100 OR MORE LIMITED VOTING COMMON SHARES	REGISTERED SHAREHOLDERS WITH LESS THAN 100 LIMITED VOTING COMMON SHARES
You <u>are</u> required to return your existing share certificate(s). In connection with the transactions to be affected pursuant to By-law No. 43, the Company is required to obtain a new CUSIP number to be assigned to the Limited Voting Common Shares. Enclosed with this Management Proxy Circular is a letter of transmittal **(printed on yellow paper).** Registered shareholders of 100 or more Limited Voting Common Shares are required to complete the letter of transmittal and mail it, in the enclosed self addressed brown envelope, or deliver it, together with their existing share certificate(s), to the Company's registrar and transfer agent, Computershare Trust Company of Canada. A new share certificate reflecting the new CUSIP number will be mailed to or made available for pick up by the registered holder. **The existing share certificates will no longer constitute good delivery for settlement of trades, whether through the facilities of the TSX or otherwise. Accordingly, if you wish to sell your Limited Voting Common Shares after the Consolidation, you are required to exchange your existing share certificate(s) for a new share certificate bearing a new CUSIP number as described above.** **If you are the registered holder of 100 or more Limited Voting Common Shares upon Consolidation and you did not receive a letter of transmittal with this Management Proxy Circular, please contact Computershare Trust Company of Canada to obtain one.**	**You are <u>not</u> required to return your existing share certificate(s).** The cash payable as a result of the Consolidation to registered Small Shareholders who held less than 100 Limited Voting Common Shares upon Consolidation will be mailed by cheque to the Small Shareholders' latest address as reflected in the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada. If your address has changed, you are asked to contact Computershare Trust Company of Canada to update your address to ensure the cheque is mailed to the proper address. **Effective as of the Consolidation Date, you will cease to be a Shareholder of the Company. The existing share certificates you hold will be cancelled and will cease to represent or evidence a claim or interest of any kind or nature against the Company or the Company,s registrar and transfer agent. Your existing share certificates will no longer constitute good delivery for settlement of trades, whether through the facilities of the TSX or otherwise.** A purchaser who has purchased his or her Limited Voting Common Shares from a Small Shareholder **on** the TSX on February 18, 19 or 20, resulting in such purchase settling after the Consolidation Date, will, upon presentation to the registrar and transfer agent of the share certificate(s) representing such purchased shares at any time during the 10-day period following the Subdivision Date ending at the close of business on March 4, 2004, have the right to have his or her name added to the registered list of Shareholders as at the Consolidation Date in replacement of the selling Small Shareholder. A purchaser who takes such steps will receive the cash payable as a result of the Consolidation instead of the selling Small Shareholder.

Dissent Rights

The Board has determined to give a registered holder of less than 100 Limited Voting Common Shares certain dissent rights which are summarized in Schedule C to this Management Proxy Circular. A registered Shareholder desiring to exercise dissent rights in respect of the Special Resolution should seek legal advice since failure to comply strictly with the procedure set forth in Schedule C may prejudice his or her rights.

EXECUTIVE COMPENSATION

The following tables set forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years by the Chief Executive Officer of the Company and each of the other five (5) most highly compensated executive officers of the Company during the 2003 financial year (the "named executive officers"), including grants of stock options to the named executive officers under the Company's Executive Stock Option Plan relating to the 2003 financial year, details of all exercises of options by named executive officers of the Company during such financial year and the financial year-end number and value of unexercised options on an aggregated basis.

Summary Compensation Table

Name and Principal Position	Financial Year (1)	Annual Compensation			Long Term Compensation Awards, Securities Under Options (4)	All Other Compensation ($)(5)
		Salary ($)(2)	Bonus ($)	Other Annual Compensation (3)		
Brian Hayward, Chief Executive Officer	2003	625,000	125,000	----	----	30,228
	2002	716,058	----	----	64,433	34,013
	2001	350,000	70,000	----	----	16,884
Peter G. M. Cox, Chief Financial Officer	2003	275,000	55,000	----	----	13,300
	2002	323,769	----	----	21,263	15,379
	2001	185,000	61,050	----	----	8,771
Bill McGill, Vice President Livestock Services	2003	265,000	53,000	----	----	12,816
	2002	312,480	----	----	20,490	14,853
	2001	180,000	59,400	----	----	8,089
Ron Enns, Vice President Country Operations	2003	265,000	53,000	----	----	12,816
	2002	312,480	----	----	20,490	14,853
	2001	180,000	59,400	----	----	8,089
Brad Vannan, Vice President Merchandising & Transportation Logistics	2003	265,000	53,000	----	----	12,816
	2002	311,076	----	----	11,000 (4) 20,490	14,525
	2001	160,192	57,750	----	----	7,609
Harold Schmaltz, Vice President Crop Production Services	2003	265,000	53,000	----	----	12,816
	2002	265,000		----	20,490	10,408

Notes:

(1) In June 2002, the Company changed its financial year-end from July 31st to October 31st commencing in 2002. The information in this table for the 2002 financial year (other than for Mr. Schmaltz who became an executive of the Company on November 1, 2001) is for the 15-month period ended October 31, 2002 (see also Note 2). Mr. Schmaltz was not an executive of the Company in the financial year ended in 2001.

(2) Mr. Schmaltz's salary shown in this column was for a twelve month period. Salary for the other named executive officers for the periods from August 1, 2001 to July 31, 2002 was as follows:

Name	Annual Salary ($) August 1, 2001 to July 31, 2002
Brian Hayward	547,789
Peter Cox	249,730
Bill McGill	241,133
Ron Enns	241, 133
Brad Vannan	239,729

(3) Other annual compensation to each of the named executive officers did not exceed the lesser of $50,000 and 10% of such named executive officer's aggregate salary and bonus.

(4) There were no options granted relating to the fiscal year ended July 31, 2001 or October 31, 2003.

The 11,000 options granted to Mr. Vannan were granted on September 20, 2001. These options vest as to 1/5th per year on each of September 20, 2001, September 20, 2002, September 20, 2003, September 20, 2004 and September 20, 2005.

The other options granted in the 2002 financial year were granted on March 21, 2002. These options vest as to 1/5th per year on each of March 21, 2002, March 21, 2003, March 21, 2004, March 21, 2005 and March 21, 2006.

The fair market value of the stock option award is recognized and reported by the Company as compensation expense over the vesting period with an offsetting amount to contributed surplus.

(5) The amounts in this column are the annual contributions by the Company to certain of the named executive officer's defined contribution plan and/or supplementary retirement plan (see "Company Pension Plans – Defined Contribution Pension Plan and Supplemental Retirement Plan"). Mr. Schmaltz did not participate in the Company plan until January 1, 2002.

Aggregated Option Exercises During the Year and Year End Option Values for the Financial Year Ended October 31, 2003

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options Financial Year-End (#) (Exercisable/ Unexercisable)	Value of In-the-Money Options at Financial Year-End (1) ($) (Exercisable/ Unexercisable)
Brian Hayward, Chief Executive Officer	----	----	80,178/38,659	----
Peter G. M. Cox, Chief Financial Officer	----	----	34,336/12,757	----
Bill McGill, Vice President Livestock Services	----	----	22,891/12,294	----
Ron Enns, Vice President Country Operations	----	----	26,968/12,294	----
Brad Vannan, Vice President Merchandising & Transportation Logistics	----	----	14,796/16,694	----
Harold Schmaltz, Vice President Crop Production Services	----	----	8,196/12,294	----

Notes: (1) Market value of underlying securities at financial year end minus the exercise price. Market value is based on the closing price of the Limited Voting Common Shares on the TSX on October 31, 2003 of $8.18.

COMPANY PENSION PLANS

Defined Contribution Pension Plan and Supplemental Retirement Plan

The Company's Defined Benefit Pension Plan was converted to a Defined Contribution Pension Plan effective January 1, 1999. The Defined Contribution Pension Plan provides pension arrangements under which the contribution rates of the employer and employee are specified in advance and the benefits to be received by the plan member are calculated based on the total of the accumulated contributions and the investment returns on the accumulated contributions at the date of retirement or termination.

The pension benefit that employees have earned up to and including December 31, 1998 under the Defined Benefit Pension Plan was automatically vested and locked-in for employees who were still actively employed by the Company on January 1, 1999. Each employee was given the option to either retain the benefit earned to the end of 1998 as a monthly pension payable at retirement or to convert it to a lump sum amount. If he or she chose to convert to a lump sum amount, this amount, plus interest to the date of transfer, was transferred to his or her account under the Defined Contribution Pension Plan, to be invested as he or she directs along with all other funds contributed to the employee's account.

A defined benefit component of the Plan remains in place for retirees and a finite group of members who did not elect to convert to the defined contribution plan. None of the named executive officers participate in the defined benefit plan.

The named executive officers also participate in a Supplemental Retirement Plan ("SRP"). The SRP provides that the named executive officer and the Company contribute equally to a total of 10% of the named executive officer's earnings less the amount contributed by the Company and the executive under the Defined Contribution Pension Plan to the maximum allowable limits for registered pension plans provided by Canada Customs and Revenue Agency for 2003 ($15,500). Benefits to be received under the SRP are calculated in the same manner as benefits under the Defined Contribution Pension Plan.

Defined Benefit Pension Plan

The Company's Defined Benefit Pension Plan provides for pensions at normal retirement date based upon final average earnings to a maximum, for 2003, of $95,961. This maximum amount is subject to change every calendar year in accordance with the Yearly Maximum Pensionable Earnings determined under the terms of such retirement plan and Revenue Canada maximum pension benefit rules. Normal retirement date is age 65 and final average is based upon $1/60^{th}$ of total earnings during the continuous 60 month period in which such Member's earnings were highest in the 120 months of employment preceding retirement date or date of employment termination.

The table below reflects the annual benefits payable under the Company's Defined Benefit Pension Plan to employees of the Company for the various earnings/service combinations shown. This table applies to employees 60 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security and such payments are not deducted from the pension benefit payments.

Remuneration	**YEARS OF SERVICES**				
	15	20	25	30	35
	$25,834	$34,444	$43,056	$51,667	$60,278

Note: The Company Defined Benefit Pension Plan is based on a maximum pensionable salary of $95,961 per year for 2003. The named executive officers do not participate in the Defined Benefit Plan.

COMPENSATION/PENSION COMMITTEE

The Compensation/Pension Committee (the "Committee") of the Board of Directors of the Company recommends to the Board the Company's executive compensation policies, base salary adjustments and any executive bonuses and stock option entitlements. The Committee's Members are Ted Allen, Wayne Drul, Paul Mulhollem, Rob Pettinger (Chair) and Neil Silver. Former director Kenneth M. Motiuk and current director Ernie Sirski also served on the Compensation/Pension Committee during the 2003 financial year. The Chief Executive Officer and the Vice President Human Resources made recommendations to the Committee for financial year ending October 31, 2003 as to compensation to be awarded to executive officers other than the Chief Executive Officer. The recommendations were based on the Company's and management's performance. The Chief Executive Officer and the Vice President Human Resources were not present at and did not participate in deliberations concerning their own compensation.

None of the named executive officers have a written employment contract. However, the named executive officers are employees of the Company. As such, and subject to the named executive officers being eligible to participate in the Executive Stock Option Plan, they are subject to the same employment policies that affect all employees of the Company.

Report on Executive Compensation

The following is the report of the Compensation/Pension Committee of the Company describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the financial year ended October 31, 2003.

Compensation Philosophy

The Company's executive compensation program is based on pay for performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Executive officers are motivated through various elements of this program to meet annual performance goals and enhance long term Shareholder value.

In designing and administering the individual elements of the executive compensation programs, the Committee strives to balance short and long-term incentive objectives and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The named executive officers' compensation program is based on three components: base salary, annual cash incentives (bonuses) and long-term incentive compensation provided under the Company's Executive Stock Option Plan.

Each year the Chief Executive Officer and the Vice President Human Resources review the Company's financial performance as compared to original budgeted targets. Performance is measured in a number of financial categories including earnings before interest, taxes, depreciation and amortization (EBITDA), operating income, pre-tax earnings before and after unusual items, net earnings, earning per share, free cash flow per share, and return on equity. Based on this review and the individual executive officer's overall performance, the Chief Executive Officer and Vice President Human Resources, make recommendations to the Compensation Committee in respect of base salary, bonuses and stock options for executives other than the Chief Executive Officer. The Compensation Committee reviews these recommendations and determines what recommendation it will make to the Board of Directors respecting the executive officers including the Chief Executive Officer. The Board makes the final decision on any base salary increases, bonuses and stock options for executives.

The Board has authorized the Committee to undertake a review of the Company's Executive Compensation program, including its individual components through an independent compensation consultant to ensure that the executive compensation program is competitive with the compensation levels of other senior executives within similar Canadian organizations and/or Canadian organizations with whom the Company competes for staff.

Base Salary

The Company's philosophy is to target overall base salary levels by comparison with companies of a similar size, type and position in the market. The Committee recommends ranges for base salaries for executive officers in consultation with the Human Resources department of the Company. The base salary ranges are reviewed annually for market competitiveness and reflect each executive officer's responsibilities, experience and proven or expected individual performance. The level of base salary for each executive officer within a specified range is determined by the level of past performance, as well as the level of responsibility and the importance of the position to the Company. The Committee makes recommendations in respect of salary ranges for all executive officers, which are then submitted for approval by the Board of Directors of the Company.

Annual Incentive Bonus Plan

Under the Company's Incentive Compensation Plan (the "Incentive Plan"), the executive officers are eligible to receive annual cash bonuses. The incentive awards are based on the Company's financial results described above. The maximum incentive award range is 20% of base salary, but only if the financial objectives of the Company are exceeded.

Stock Options

To provide a long-term incentive component, the Company's executive officers participate in the Executive Stock Option Plan of the Company.

Chief Executive Officer's Compensation and Shareholding

The compensation of the Chief Executive Officer is based on the policies and procedures described above.

The Chief Executive Officer's base salary is set in comparison to salaries of chief executive officers of other similar companies. The Chief Executive Officer participates in the Incentive Plan and the Executive Stock Option Plan of the Company. As at October 31, 2003, the Chief Executive Officer held 43,391 Limited Voting Common Shares and no Series A Preferred Shares of the Company.

In order to determine compensation relative to other companies in the marketplace, the Company does from time to time retain third party consultants to provide survey information on salaries for chief executive officers of similar companies or businesses.

The foregoing report is submitted on behalf of the Compensation/Pension Committee:

Robert D. Pettinger (Chair)
Ted Allen
Wayne W. Drul
Paul B. Mulhollem
Neil D. Silver

Executive Retention Agreements

In 1996, the Company entered into agreements ("Retention Agreements") with 7 key executives of the Company in order to induce the executives to remain in the employ of the Company in the event of a change in control (as defined in the agreements). In 2001 the Company entered into Retention Agreements with 4 other key executives. Under the

Retention Agreements, in the event of a change of control, the Company has agreed, among other things, to continue the executive in its employ and, if the executive's employment is terminated by the Company at any time within two years following the change in control (other than for cause, disability, retirement or death) or if the executive's employment is terminated by the executive for good reason (as defined in the agreements) at any time within two years following the change in control, the executive would be entitled to receive, in the case of the Chief Executive Officer, an amount equal to 2_ times his annual compensation and, in the case of the other executives, an amount equal to 2 times such employee's annual compensation (subject to proration if the executive would have retired within two years following the date of termination). The Chief Executive Officer and four of the other named executive officers have entered into Retention Agreements with the Company.

One of the executives who entered into a Retention Agreement in 1996 has voluntarily terminated his employment with the Company and the Company has no further obligation to that executive under his Retention Agreement. As a result of the transaction with Agricore, the Company also entered into Amending Agreements with the executives. The Amending Agreements provide that a change of control will be deemed to occur under the Retention Agreements as a result of the Merger. The services of one of the executives who entered into a Retention Agreement were terminated as a result of the Merger during the 2002 financial year and he was paid his entitlement under the Retention Agreement in 2002. As permitted by the Retention Agreements entered into in 1996, the Company has given notice to the remaining 5 executives that it does not wish to have the Retention Agreements continued beyond 2004. These Retention Agreements will continue until September 18, 2004 and will then expire. The Retention Agreements entered into with the 4 executives in 2001 have a term expiring September 18, 2004.

Performance Graph

The following graph shows changes in the value of $100 invested on October 31, 1998 in (1) the Limited Voting Common Shares of the Company; (2) the Toronto Stock Exchange's Composite Total Return Index; and (3) the Nesbitt Burns' Small Capitalization Total Return Index, for a five year period ending October 31, 2003. Each includes the reinvestment of dividends. The average market capitalization of companies in the Nesbitt Burns Small Capitalization Total Return Index ranges from about $8.5 million to about $868.0 million with an average market capitalization of approximately $219.4 million at October 31, 2003. At the same date, the Company's market capitalization was $370.6 million.

The S&P/TSX Composite Index includes companies with a market capitalization ranging from approximately $149.6 million to $41.7 billion with an average market capitalization of $4.0 billion.


Relative Performance Index
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Limited Voting Common Shares

Compensation of Directors

During the 2003 financial year, Directors of the Company were entitled to an annual fee of $10,000 each plus an annual allowance of $300. Directors who also serve as First Vice Chair or Provincial Vice Chairs were entitled to an additional annual fee of $1,500. All Directors also receive a fee of $750 for each meeting of the Board of Directors attended in person and $375 for meeting attended by conference call. Directors receive $375 for all committee meetings attended. The Chair of each Board Committee receives $750 for each meeting. The Directors are also paid a per diem fee of $375 for attending Company related business functions and $375 for each travel day for any committee meeting not held in conjunction with a Board meeting. Members of any special committee of the Board are paid $750 for each meeting. The Directors are required to receive a portion of their compensation through a Directors' Share Compensation Plan pursuant to which the Company pays its Directors a minimum of 25% and (at the option of the Director) up to a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares.

The Chair does not provide full-time services and does not receive Directors' fees on the above basis. The Chair is paid an annual retainer of $135,000 and is reimbursed for certain office and other expenses. Mr. Wilson was paid Directors fees on the basis set out in the preceding paragraph until he assumed the position of Chair in March, 2003.

Directors, Insurance

Directors and officers of the Company are indemnified by the Company under the Company's By-laws to the extent permitted by law. The Company has purchased insurance for its Directors and officers. The policy limit of the insurance during the fiscal year was $50,000,000 subject to a deductible of $250,000. The aggregate premium for the insurance which is paid by the Company was $250,000.

Indebtedness of Directors, Executive Officers and Senior Officers

During the 2003 financial year, there was no indebtedness owing to the Company by any executive or senior officer or Director of the Company, by a proposed nominee as Director of the Company, or by any associates of the foregoing.

Interest of Directors, Officers, Principal Shareholders and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Director or senior officer of the Company, the proposed nominees for election as a Director of the Company, any Shareholder beneficially owning more than 10% of the issued and outstanding Limited Voting Common Shares or any associate or affiliate of any such person in any transaction since November 1, 2002 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Governance Practices – Composition of the Board" below and except for the purchase by ADM, through its wholly-owned subsidiary, ADM Agri-Industries Company, 5550 Maplewood Road, P.O. Box 7128, Windsor, Ontario, N9C 4G9, of Debentures under the Company's November 2002 public offering, pursuant to the exercise of its existing pre-emptive rights described below under "Corporate Governance Practices – Composition of the Board" and as described more fully in the Company's 2002 Management Proxy Circular.

CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the Guidelines specified in the TSX Committee on Corporate Governance in Canada Report dated December, 1994. Except as limited by its constating documents and its strategic alliance with ADM (see "Composition of the Board"), the Company conforms to all of the guidelines published by the TSX Committee (the "Guidelines") on Corporate Governance as set forth in Schedule D. A summary of the Company's approach to corporate governance is stated below.

Composition of the Board

The Company has a unique governance structure created by its incorporating legislation, the *United Grain Growers Act*, Chapter C-59 of the Statutes of Canada, 1992 (the "UGG Act"). The Company's Members, through a system of delegate voting at an Annual Members' Meeting, elect 12 of the 15 Directors (the "Member Directors") from the Membership of the Company. The 3 remaining Directors (the "Non-Member Directors") are elected by the Shareholders. All members of the Board are unrelated (as defined in the Guidelines) and do not have interests in or relationships with the Company or any significant shareholder (as defined in the Guidelines).

Although ADM is not a "significant shareholder" for the purposes of the Guidelines, ADM currently beneficially owns approximately 20.06% of the outstanding Limited Voting Common Shares and, assuming conversion of all of the Debentures into Limited Voting Common Shares, would beneficially own approximately 25.44% of the outstanding Limited Voting Common Shares of the Company. The Strategic Alliance Agreement entered into by the Company and ADM on May 29, 1997 was amended in 2001 in connection with the Merger. ADM and the Company entered into an agreement on the effective date of the Merger that prohibits ADM from increasing its shareholdings above 25 percent for three years. The only exceptions would be if ADM makes a take-over bid to acquire all of the Company's Limited Voting Common Shares or if the Board of Directors of the Company decided to issue additional shares to raise capital. In the latter case, ADM would have a first right to buy the shares until it reaches a 45% shareholding level. After this three-year period, ADM will be precluded from owning more than 45% of the Company's Limited Voting Common Shares, unless it makes a take-over bid to acquire all the Company's Limited Voting Common Shares.

ADM has also agreed that if a third party makes a proposal to acquire the Company or all or substantially all of its assets that has been accepted or recommended by the Company, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to the Company that the Board of Directors of Agricore United has determined is more favourable than the proposal made by the third party. The agreement also provides that ADM will continue to be entitled to nominate two representatives to the Company's Board of Directors, as long as it owns at least 15 percent of the Company, and one nominee if it owns less than 15 percent of the Company but is still the largest single shareholder.

The Chief Executive Officer is not a member of the Board. The Chair of the Board (the "Chair"), serves as an officer of the Company in a part-time capacity although not as a member of management. The holders of these two offices have a close working relationship, with the Chair's primary responsibility being external constituencies with day to day awareness of internal management and the Chief Executive Officer having primary responsibility for the internal constituencies and overall management of the Company. The Board of Directors has therefore concluded that the Chair is an unrelated Director for the purposes of the Guidelines.

Due to the Board's structure and the fact that all of the Directors are unrelated, the Board is independent of management.

Biographies of the Directors may be found on the Company Website at www.agricoreunited.com.

Board Mandate

In carrying out its duties, the Board has adopted a written mandate. A summary of the Mandate is stated below.

Fundamental Objectives and Duties

The Board's fundamental objective is to create value for the shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of the shareholders and membership generally. The Board and its individual directors do not represent any specific constituency or interest group within the shareholders or members of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the Chief Executive Officer and other executive officers.

Stewardship Responsibilities

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the Chief Executive Officer, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading agricultural business.

Except as limited by the UGG Act and its unique governance model, in carrying out its stewardship responsibility, the Company intends to conform to the extent possible to the governance requirements and guidelines established by the TSX and other regulatory bodies having jurisdiction over the Company from time to time.

The Board determines the powers and responsibilities of each Committee of the Board, and reviews the authority and mandate of each Committee as it deems appropriate.

Scope and Responsibilities

In discharging its duties and stewardship responsibility, the Board:

1. *Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals.*

2. *Identifies the principal risks of business and ensures the implementation of appropriate systems to manage these risks.*

3. *Appoints, monitors the performance of, and determines the compensation for the Chief Executive Officer, and Chief Financial Officer (on recommendation of the Chief Executive Officer).*

4. *Adopts procedures to ensure independent functioning of the Board.*

5. *Ensures integrity of the Corporation's internal control and management information systems.*

6. *Adopts and implements a communications policy.*

7. *Ensures succession planning is in place.*

8. *Adopts policies that govern the conduct of directors, officers and employees.*

9. *Declares dividends.*

Code of Conduct

During the 2003 financial year, the Board adopted a written code of conduct which guides the overall behaviour of the Board and directs each member to:

- act in the best interests of the Company at all times;
- demonstrate strong ethics and integrity;
- avoid conflicts of interest or the perception of a conflict of interest in the Director's interaction with the Company;
- maintain confidentiality of all Company and Board matters; and
- comply with all laws, regulations and Company policies.

Director Meeting Attendance

In carrying out its mandate, the Board holds a minimum of four regular meetings each year. During the 2003 financial year, there were 11 Board meetings and there was an overall attendance record of 97% by Directors at Board meetings, with 10 of the 15 Directors attending all Board meetings.

Committees of the Board

The current standing committees of the Board are the Executive Committee; Nominating and Governance Committee; Agricultural Policy Committee; Audit Committee; Compensation/Pension Committee; Risk Management Committee; and Member and Community Relations Committee.

No standing committee of the Board has autonomous authority and all must seek Board approval prior to the implementation of any proposed action or recommendation.

All standing committees of the Board are comprised of unrelated, non-management Directors. Each of the committees has adopted a written mandate. The Chair is an ex officio member of all committees of which he or she is not otherwise a member by the General By-law or appointment of the Board. The roles and responsibilities of the standing committees are summarized as follows:

Executive Committee

The Executive Committee is comprised of the Chair of the Board as well as the First Vice Chair and three Provincial Vice Chairs.

The Committee meets and acts on an as required basis respecting urgent matters on behalf of the Board of Directors between Directors' meetings.

Nominating and Governance Committee

The Committee develops the Company's approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual director.

The Committee identifies, recruits, nominates, endorses and recommends appointment of new non-Member directors, other than the ADM nominees, is responsible for identifying and communicating to its Members, delegates and other stakeholders the roles and responsibilities, skill sets and attributes of potential Member directors of the Company to assist Members in determining if they wish to seek nomination as Member directors and ensures orientation programs are in place for all new directors.

Agricultural Policy Committee

Comprised of all Directors of the Board, the purpose of the Agricultural Policy Committee is to advance and promote the interests of Agricore United's customers in agricultural policy areas and advise management on related issues. The Committee is guided by the advice of the Company's members, expressed in resolutions passed at the Annual Members' Meetings.

Audit Committee

The Audit Committee consists of four Member Directors and two Non-Member Directors. All are independent from Agricore United's management. The Audit Committee's terms of reference are defined in a written mandate established by the Board of Directors. The mandate was established in 1994 and is revised periodically as required, most recently in June, 2003. The Audit Committee has direct communication with the internal and external auditors and meets at least quarterly to discuss and review appropriate matters. The Audit Committee's responsibilities include reviewing interim and annual financial statements and recommending to the Board their approval for inclusion in the Quarterly and Annual Reports, respectively. During its review, the Audit Committee discusses the financial statements and accounting principles with management and the auditors. Other Audit Committee responsibilities include overseeing and monitoring of: the quality of internal controls; and independence of the auditors.

Compensation/Pension Committee

The Compensation/Pension Committee is comprised of four Member Directors and one Non-Member Director.

The Committee's purpose is to act in an advisory capacity to the Board of Directors with regard to all employee compensation, benefits and pension matters. In fulfilling this purpose the committee is mindful of the Corporation's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis. This purpose is fulfilled by ensuring the integrity of compensation, benefits and pension strategies, consistent with other Company objectives and compliance with regulatory requirements.

Risk Management Committee

Comprised of five Member Directors, the Risk Management Committee is responsible for ensuring that management has identified the principal risks of the Corporation's business and that appropriate systems are implemented to manage those risks.

In carrying out its responsibilities, the Risk Management Committee annually reviews the "principal" risks to the Company and verifies that management has implemented appropriate techniques to manage these risks, ensures that the risk identification and management process is consistent with the Company's strategic and business plans, and confirms that applied risk management processes are consistent with regulation/legislation and with documented "best practices" for similar organizations.

Member and Community Relations Committee

The Member and Community Relations Committee is comprised of five Member Directors.

The Committee's purpose is:

(a) to oversee the Company's policies related to Corporate Giving, donations to industry and trade organizations and Member scholarships; and

(b) to seek ways and means to enhance the vital advisory role of Members and Delegates in the Company's activities.

Board Approval of Management Action

Management of the Company has limited authority. Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets.

The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in strategic planning meetings to review and consider performance targets and objectives.

Board Effectiveness

The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.

The Nominating and Governance Committee of the Board is responsible for assessment of Board, Committee and Director performance. The performance of the Board has been enhanced through training by various experts brought in from time to time to provide direction and information.

During the financial year, the Board engaged a professional consultant to facilitate a formal Board, Chair and Committee evaluation. The process included completion of a detailed questionnaire, one or more interviews by each Director with the facilitator, and an initial written report by the facilitator to the Nominating and Governance Committee and the Board in December 2003. The Board is committed to continuing the evaluation process and implementing training and development programs for the Directors to enhance its overall effectiveness

The Compensation/Pension Committee of the Board reviews, on an annual basis, the compensation of Directors and the Board feels that its compensation policy realistically reflects the responsibilities and risks involved in being effective Directors.

External Advice for the Board

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

Investor Relations

The Company has a Shareholders' relations department. The Company also maintains a 1-800 number to allow Shareholders, Members and other interested parties direct and affordable access to the Company.

Shareholder comments and concerns fielded by the Shareholders' relations department are overseen by the Manager, Member and Shareholder Services Administration. In addition, management liases with the investment community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with investors and the investment community.

Agricore United has a website (www.agricoreunited.com) for investors and brokers that provides data and information of interest to the investor community. The site also includes a link to Agricore United's customer website. The website provides access to the latest events affecting Agricore United's performance, including press releases and financial reports, the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

OTHER INFORMATION

Proposals

A Shareholder who is entitled to vote at the 2004 Annual Meeting of Shareholders who proposes to raise a proposal at such meeting must deliver the proposal to the Corporate Secretary of the Company no later than November 1, 2004.

Availability of Disclosure Documents

The Company will provide to any Shareholder, upon request to its Corporate Secretary, a copy of:

1. its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

2. its audited comparative financial statements for its last financial year together with the auditor's report therein and any interim financial statements of the Company that have been filed for any period subsequent thereto; and

3. its management proxy circular for its last annual meeting of shareholders.

Directors, Approval

The contents of the Management Proxy Circular and the sending thereof have been approved by the Directors of the Company.

T.W. Kirk

TOM KIRK
Corporate Secretary

December 31, 2003
Winnipeg, Manitoba

SCHEDULE A
RESOLUTION TO AMEND BY-LAW NO. 41

BE IT RESOLVED THAT:

The amendments to By-law No. 41 of the Company annexed hereto as Exhibit A be approved, ratified and confirmed.

EXHIBIT A TO SCHEDULE A

1. The following definition be added to section 1.01 of By-law No. 41 immediately after the definition of "By-laws":

   "Chair" means the person designated by the Board as chair of the Board;

2. The following definition shall be added to Section 1.01 of By-law 41 immediately after the definition of "Special Resolution":

   "Vice Chair" means any Vice Chair designated by the Board as a vice chair of the Board

3. The following definition be added to section 1.01 of By-law No. 41 immediately after the definition of "Plan":

   "President" means the President of the Corporation;

4. All references to "Chairman" or "chairman" in By-law No. 41 be amended to read "Chair" and "chair" respectively.

5. All references to "President" in the following sections of By-law No. 41 be deleted and reference to "Chair" be substituted therefore: 4.11, 4.18, 4.19, 4.21, 5.08, 7.02, 9.03, 9.10, 9.12, 11.01 and 11.02.

6. All references to "Vice-President" in the following sections of By-law No. 41 be deleted and reference to "Vice-Chair" be substituted therefore: 4.18, 4.19, 4.21, 5.08 and 7.02.

7. The first sentence of section 2.04 of By-law No. 41 be deleted and the following be substituted therefore:

   Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two (2) of the following persons; Chair, Vice-Chair(s), President, Vice-President(s), Chief Executive Officer, Chief Financial Officer, Corporate Secretary or any one (1) of the foregoing, together with one of the Assistant Corporate Secretary, Comptroller or any other office created by by-law or by resolution of the Board.

8. The following words of section 2.07 of By-law No. 41 be deleted: "From time to time the Board or, if authorized by the Board, the President or the Chief Executive Officer may authorize" and the following be substituted therefore:

From time to time the Board or, if authorized by the Board, the Chair, the President or the Chief Executive Officer may authorize

9. **Section 4.21 of By-law No. 41 be deleted and the following substituted therefore:**

Notice of the time and place for holding the Member Advisory Group Annual Meeting or Member Advisory Group Special Meeting shall be given in such manner as is prescribed by the Board from time to time including by any of the following methods:

(a) publication of notice in a newspaper of general circulation in the area where the meeting will be held;

(b) notice by telephone, computer link, or other means of electronic communication facility not less than five (5) days before the said meeting from the chair or secretary of the Member Advisory Group to each Member of the Member Advisory Group.

(c) notice in writing, signed by the chair or secretary of the Member Advisory Group, by mailing such notice not less than five (5) days before the holding of said meeting to the last known address of each Member;

(d) if such Member Advisory Group Annual Meeting or Member Advisory Group Special Meeting is called by the Chair or if absent any Vice-Chair, notice in such form and manner and on such notice as the Chair or Vice-Chair may think fit.

The inadvertent omission to provide said notice or the non-receipt of same by a Member shall not invalidate the proceedings at any such meeting.

Regional Meetings and General Membership Meetings shall be called and conducted in such form and manner and on such notice as the Chair or if absent, Vice-Chair may think fit.

10. **Section 5.13 of By-law No. 41 be deleted and the following substituted therefore:**

Delegate credentials shall be provided in the manner prescribed by the Board and the chair and secretary of the Member Advisory Group Executive and the duly elected Delegate or Delegates or their substitutes or alternates, to an Annual Members' Meeting or special Members' Meeting, shall be advised of such requirements for proper credentials and of the time and place of such meeting.

11. The first sentence of section 7.10 of By-law No. 41 be deleted and the following be substituted therefore:

> The chair of any meeting of the Board shall be the first mentioned of such of the following officers, Chair and First Vice-Chair, as is present at the meeting.

12. Section 8.02(a) of By-law No. 41 be amended by deleting the first sentence and replacing it with the following:

> The directors shall appoint an executive committee, consisting of the Chair, First Vice Chair, other Vice Chairs, and, unless an external director occupies one of those positions, at least one Non Member Director, all or any of whom may be removed at the pleasure of the Board.

13. The following section 8.07 be added to By-law No. 41:

8.07 Chair, Ex Officio a Member

> The Chair shall be, ex officio, a member of all committees of the Board of which the Chair is not otherwise made a member by this General By-law or by appointment by the Board.

14. Section 9.01 of By-law No. 41 be deleted and the following be substituted therefore:

9.01 Appointment of Officers

> The Board may from time to time appoint a Chair of the Board, a First Vice-Chair and up to three (3) additional Vice-Chairs (to which title may be added words indicating seniority or function), a President, one or more Vice-Presidents, a Chief Executive Officer, a Chief Financial Officer, a Corporate Secretary, and such other officers as the Board may determine, including one (1) or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this General By-law and subject to the provisions of the Governing Act, delegate to such officers powers to manage the business and affairs of the Corporation. An officer other than the Chair and Vice-Chairs may, but need not be, a Director and one person may hold more than one office.

15. The following section 9.05 be added to By-law No. 41 and the sections of Article IX of By-law No. 41 which follow be renumbered accordingly:

9.05 Vice-Chairs

> The Vice-Chairs shall be Directors and shall have such powers and duties as the Board may specify from time to time.

16. Section 9.06 (as renumbered by paragraph 10 of this Resolution) of By-law No. 41 be deleted and the following be substituted therefore:

9.06 President

The President, unless otherwise determined by the Board, shall be a Director and shall have such powers and duties as the Board may specify from time to time.

17. The first sentence of Section 11.08 of By-law No. 41 be deleted and the following be substituted therefore:

The chair of any meeting of Shareholders shall be the first mentioned of such of the following officers as has been appointed and who is present at the meeting: Chair, First Vice-Chair, President, Chief Executive Officer, Chief Financial Officer, Corporate Secretary, Assistant Corporate Secretary or Comptroller.

SCHEDULE B
RESOLUTION TO APPROVE ENACTMENT OF BY-LAW NO. 43

BE IT RESOLVED THAT:

The enactment of By-law No. 43 of the Company annexed hereto as Exhibit A be approved, ratified and confirmed.

EXHIBIT A TO SCHEDULE B

UNITED GRAIN GROWERS LIMITED
BY-LAW NO. 43
BY-LAW PROVIDING FOR THE
SMALL SHAREHOLDER CONSOLIDATION PROGRAM

ARTICLE 1
DEFINITIONS AND INTERPRETATIONS

1.01 Definitions

Other than as specified below, capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the General By-law. In this By-law No. 43:

"**Consolidation Date**" means February 22, 2004, or such other date as may be determined by the Chair of the Board;

"**General By-law**" means By-law No. 41 of the Corporation;

"**Shareholders Meeting**" means the Annual and Special Meeting of Shareholders to be held on February 11, 2004 to consider the Special Resolution, or any adjournment or postponement thereof;

"**Shareholder**" means a holder of Shares;

"**Shares**" means limited voting common shares in the capital of the Corporation;

"**Small Shareholder**" has the meaning ascribed to it in Section 2.02;

"**Special Resolution**" means the shareholders' resolution approving, ratifying and confirming this By-law No. 43 passed by a majority of not less than two-thirds of the votes cast by Shareholders who voted in respect of such resolution at the Shareholders Meeting;

"**Subdivision Date**" means the day immediately following the Consolidation Date; and

"**TSX**" means the Toronto Stock Exchange.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, unincorporated organization, trustee, executor, administrator and legal representative.

1.02 Conflict and Priority

Where there is a conflict between provisions of any of the other by-laws of the Corporation and this By-law No. 43, the provisions of this By-law No. 43 shall prevail.

ARTICLE 2
SHARE CONSOLIDATION

2.01 Share Consolidation

Effective as of 12:01 a.m. on the Consolidation Date, the issued and outstanding Shares of the Corporation are hereby consolidated by changing each of the issued and outstanding Shares into $1/100^{th}$ of a Share.

2.02 Cash Payment for Less than One Share

Notwithstanding section 2.01, on consolidation of the Shares pursuant to section 2.01, a registered Shareholder that holds less than one Share in the aggregate (a "Small Shareholder") shall not be entitled to receive a fractional Share, all such fractional Shares shall be cancelled and, in lieu of any such fractional Share, each Small Shareholder shall be entitled to receive a cash payment equal to the number of pre-consolidation Shares held by such Small Shareholder immediately prior to 12:01 a.m. on the Consolidation Date multiplied by the weighted average trading price per pre-consolidation Share on the TSX during the ten consecutive trading days ending on and including the trading day immediately prior to the date of the Shareholders Meeting. The payment to Small Shareholders in lieu of fractional Shares shall be made net of the amount of any tax or other amounts required to be deducted or withheld by the Corporation.

2.03 Cancellation of Fractional Shares

On consolidation of the Shares pursuant to section 2.01, any certificates representing pre-consolidation Shares of Small Shareholders shall cease immediately to represent a claim or interest of any kind or nature against the Corporation or the Corporation's registrar and transfer agent, Computershare Trust Company of Canada.

ARTICLE 3
SHARE SUBDIVISION

3.01 Share Subdivision

Effective as of 12:01 a.m. on the Subdivision Date, all of the issued and outstanding Shares of the Corporation shall be subdivided on the basis of 100 Shares for one pre-subdivision Share.

ARTICLE 4
EFFECTIVENESS

4.01 Director Approval

This By-law No. 43 shall come into force upon approval by the directors of the Corporation by ordinary resolution.

4.02 Shareholder Ratification

After coming into force in accordance with section 4.01, this By-law No. 43 shall be submitted to the Shareholders of the Corporation at the Shareholders Meeting and the Shareholders may, by passing the Special Resolution, approve, ratify and confirm this By-law No. 43. In the event the Shareholders Resolution is not passed at the Shareholders Meeting, this By-law No. 43 shall be deemed to have been rejected by the Shareholders and shall be of no further force and effect, without prejudice to any prior acts carried out pursuant to the provisions hereof. The Shareholders of the Corporation may amend this By-law No. 43 and, in the event the Special Resolution is passed approving this by-law in a form which includes any such amendments, this by-law shall continue to be in force as of the date of such approval and in such form.

4.03 Director Revocation

Notwithstanding any approval by Shareholders of this By-law No. 43 in accordance with section 4.02, the directors of the Corporation may, at any time prior to the Consolidation Date, revoke their ordinary resolution approving this By-law No. 43 and, upon doing so, this by-law shall be of no further force and effect, without prejudice to any prior acts carried out pursuant to the provisions hereof.

SCHEDULE C
DISSENT RIGHTS

The following provisions describe the rights of dissent ("Dissent Rights") available to a registered holder of less than 100 Limited Voting Common Shares at or before the special meeting at which the Special Resolution is to be voted on (an "Affected Shareholder") in respect of the Special Resolution.

1. An Affected Shareholder may dissent in respect of the Special Resolution upon compliance with the following provisions herein (with any such Affected Shareholder who so dissents being a "dissenting shareholder").

2. In addition to any other right the Affected Shareholder may have, but subject to paragraph (25) hereof, an Affected Shareholder who complies with these dissent provisions is entitled, at the Consolidation Date, to be paid by the Company the fair value of such person's Limited Voting Common Shares ("Shares") in respect of which the Affected Shareholder dissents, determined as of the close of business on the day before the Special Resolution was approved.

3. A dissenting shareholder may only claim Dissent Rights provided for herein with respect to all the Shares registered in the name of such dissenting shareholder. A dissenting shareholder will only be entitled to the benefit of the Dissent Rights provided for herein as long as such shareholder continues to be the registered holder of less than 100 Shares immediately prior to the Consolidation.

4. A dissenting shareholder shall send to the Company, at or before the special meeting at which the Special Resolution is to be voted on, a written objection to the Special Resolution, unless the Company did not give notice to such shareholder of the purpose of the special meeting and of his or her right to dissent.

5. The Company shall, within ten days after the Special Resolution has been approved, send to each Affected Shareholder who has filed the objection referred to in paragraph (4) hereof, notice that the Special Resolution has been approved, but such notice is not required to be sent to any Affected Shareholder who voted in favour of the Special Resolution, or has withdrawn his or her objection.

6. A dissenting shareholder shall, within twenty days after receiving a notice under paragraph (5) hereof or, if he or she does not receive such notice, within twenty days after he or she learns that the Special Resolution has been approved, send to the Company a written notice containing:

    a. the dissenting shareholder's name and address;

    b. the number of Shares in respect of which the dissenting shareholder dissents; and

    c. a demand for payment of the fair value of such Shares.

7. A dissenting shareholder, shall, within thirty days after sending a notice under paragraph (6) hereof, send the certificates representing the Shares in respect of which the shareholder dissents to the Company or its transfer agent.

8. A dissenting shareholder who fails to comply with paragraph (7) hereof has no right to claim Dissent Rights.

9. The Company or its transfer agent shall endorse on any share certificate received under paragraph (7) hereof a notice that the holder is a dissenting shareholder and shall forthwith return the share certificates to the dissenting shareholder.

10. On sending a notice under paragraph (6) hereof, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her Shares, as determined under these Dissent Rights except where:

    a. the dissenting shareholder withdraws his or her notice before the Company makes an offer under paragraph (11) hereof;

    b. the Company fails to make an offer in accordance with paragraph (11) hereof and the dissenting shareholder withdraws his or her notice; or

    c. the directors revoke the resolution enacting By-Law No. 43 prior to the Consolidation Date,

in which case his or her rights as a shareholder are reinstated as of the date the notice was sent.

11. The Company shall, not later than seven days after the later of the Consolidation Date and the day the Company received the notice referred to in paragraph (6) hereof, send to each dissenting shareholder who has sent such notice:

    a. a written offer to pay for such dissenting shareholder's Shares in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

    b. if paragraph (25) hereof applies, a notification that it is unable lawfully to pay such dissenting shareholder for his or her Shares.

12. Every offer made under paragraph (11) hereof shall be on the same terms.

13. Subject to paragraph (25) hereof, the Company shall pay for the Shares of a dissenting shareholder within ten days after an offer made under paragraph (11) hereof has been accepted, but any such offer lapses if the Company does not receive an acceptance thereof within thirty days after the offer has been made.

14. Where the Company fails to make an offer under paragraph (11) hereof, or if a dissenting shareholder fails to accept an offer, the Company may, within fifty

days after the Consolidation Date or within such further period as a court may allow, apply to a court to fix a fair value for the Shares of any dissenting shareholder.

15. If the Company fails to apply to a court under paragraph (14) hereof, a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

16. An application under paragraph (14) or (15) hereof shall be made to a court having jurisdiction in the place where the Company has its registered office or in the province where the dissenting shareholder resides if the Company carries on business in that province.

17. A dissenting shareholder is not required to give security for costs in an application made under paragraph (14) or (15) hereof.

18. On an application to a court under paragraph (14) or (15) hereof:

   a. all dissenting shareholders whose Shares have not been purchased by the Company shall be joined as parties and are bound by the decision of the court; and

   b. the Company shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel.

19. On an application to a court under paragraph (14) or (15) hereof, the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the Shares of all dissenting shareholders.

20. A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Shares of the dissenting shareholders.

21. The final order of a court shall be rendered against the Company in favour of each dissenting shareholder and for the amount of such dissenting shareholder's Shares as fixed by the court.

22. A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the Consolidation Date until the date of payment.

23. If paragraph (25) hereof applies, the Company shall, within ten days after the pronouncement of an order under paragraph (21) hereof, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their Shares.

24. If paragraph (25) hereof applies, a dissenting shareholder, by written notice delivered to the Company within thirty days after receiving a notice under paragraph (23) hereof, may

a. withdraw his or her notice of dissent, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to his or her full rights as a shareholder; or

b. retain a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

25. The Company shall not make a payment to a dissenting shareholder under these Dissent Rights if there are reasonable grounds for believing that:

a. the Company is or would after the payment be unable to pay its liabilities as they become due; or

b. the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE D
TSX Corporate Governance Guidelines Table

TSX GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:		The Board stewardship responsibility is set out in the Board's formal written mandate.
(a) adoption of a strategic planning process;	Yes	(a) The strategic planning process of the Company has been developed by the Board with input from management. This is an ongoing process carried out at Board/ Management strategic planning sessions.
(b) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Risk Management Committee and the Board review on an ongoing basis the principal risks of the Company's business and management's recommendations for managing such risks. Systems put in place to manage risks are monitored by the Board or the Risk Management Committee.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) The Executive Committee and Compensation and Pension Committee reviews with the Chief Executive Officer existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to executive positions. These matters are reviewed with the Board on an as required basis.
(d) communications policy for the Company; and	Yes	(d) The Board has assumed responsibility for ensuring the Company communicates effectively with its shareholders, other stakeholders and the public in a timely, accurate and balanced manner. Continuous disclosure material sent to shareholders is reviewed and approved by the Board or the appropriate Board Committee. The Company has a written Disclosure Policy which governs these matters.
(e) integrity of the Company's internal control and management information systems.	Yes	(e) The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee with the assistance of internal and external auditors. Internal control and information systems are reviewed at least annually by the Audit Committee with management.

TSX GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is entirely comprised of unrelated directors.
3. The Board is required to disclose its analysis of the application of the principles supporting the conclusion in item 2.	Yes	The Board has applied the definition of unrelated director in the Guidelines in concluding that all Board members are unrelated.
4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	No – Due to ADM Strategic Alliance and Constating Documents	The Nominating and Governance Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors except the ADM representatives. Pursuant to the ADM Strategic Alliance Agreement, the Company has agreed to support two ADM representatives for election to the Board. The Company believes this is reasonable given the equity interest of ADM in the Company. The Member Directors are nominated by the Members without direction or influence from either the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.	Yes	The Nominating and Governance Committee assesses the effectiveness of Board Committees and the Board itself and the contribution of individual directors. In assessing such matters, the Committee makes recommendations for improvement. The Board has implemented a formally structured Board and Committee evaluation process.
6. Existence of an orientation and education program for new recruits to the Board.	Yes	The Board and Management have established an informal orientation and education program for new directors and new Committee Members. In addition, all Committees of the Board report to the Board on an ongoing basis with respect to developments within their respective areas. Ongoing education is provided if deemed necessary.
7. The Board should examine the size of the Board and the impact of the number upon effectiveness.	Yes – note requirements in Constating Documents	The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.

TSX GUIDELINES	COMPLIANCE	COMMENTS
8. Adequacy and form of the compensation of directors should realistically reflect the responsibilities and risks involved in being an effective director.	Yes	The Compensation/Pension Committee reviews directors' compensation on an ongoing basis. The Company also conducts surveys to ensure that directors' compensation is consistent with industry standards.
9. Committees of the Board should generally be composed of:		
(a) outside directors; and	Yes	Each Board Committee is comprised solely of outside directors.
(b) a majority of whom are unrelated directors.	Yes	Each Board Committee is comprised of only unrelated directors.
10. The Board should assume responsibility for (or a Committee of the Board should be assigned general responsibility for) developing the Company's approach to governance issues.	Yes	The Nominating and Governance Committee has been charged by the Board to develop and review the Company's approach to corporate governance issues, and to review the same and recommend changes from time to time to the Board.
11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	Yes	Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets. The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in strategic planning meetings which review and consider performance targets and objectives.
12. The Board should have structures and procedures for ensuring that the Board can function independently of management.	Yes	All directors are independent of management. The Board meets independently of management on a regular basis.

TSX GUIDELINES	COMPLIANCE	COMMENTS
13.		
(a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is comprised of only outside directors.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	Yes	The Audit Committee has adopted roles and responsibilities setting forth meeting requirements and matters to be reviewed and approved including items set out in its written mandate last revised in 2003. These matters include the review of annual and quarterly financial statements, accounting practices and policies, ongoing reviews with the Company's auditors, including the scope of the audit and the role, independence and fees of the external auditors.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee reviews with internal and external auditors and management accounting principles, policies and practices, financial statements and disclosure documents and specific issues as appropriate. The Audit Committee also holds in camera sessions with each of the internal auditors, external auditors and management.
(d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit Committee reviews the scope and adequacy of management's system of internal control and reviews the adequacy and effectiveness of such internal controls through discussions with management and the work of the internal and external auditors.
14. The Board should implement a system which enables an individual Director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Yes	In certain circumstances, an individual Director may engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.